UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    --------

                                    FORM 6-K
                            REPORT OF FOREIGN ISSUER

                                    --------

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934
                      at
                                    --------

                                HSBC Holdings plc

                                    --------


                 8 Canada Square, London E14 5HQ, United Kingdom


                                    --------

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F      X                               Form 40-F
                    ----------                                     ---------

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
                                  Act of 1934.

               Yes                                          No     X
                    -------                                     -------

       If `Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b) 82 -_________

    This current report on Form 6-K is hereby incorporated by reference in to HSBC Holdings plc's Registration Statement on Form F-3, File No. 333-92024.

                                HSBC HOLDINGS PLC
              (a public limited company incorporated under the laws
                              of England and Wales)



                          Subordinated Debt Securities

                                       and

                           American Depositary Shares

                                  Representing

                      Dollar-denominated Preference Shares



                                  -------------


                               PURCHASE AGREEMENT




                             Dated: 5 December 2002

                                HSBC HOLDINGS PLC
              (a public limited company incorporated under the laws
                              of England and Wales)

                          Subordinated Debt Securities
                                       and
                           American Depositary Shares
                                  Representing
                      Dollar-denominated Preference Shares

                                  ------------

                               PURCHASE AGREEMENT

                                                                 5 December 2002


         HSBC Bank plc
         Goldman, Sachs & Co.
         Lehman Brothers International (Europe)
         Morgan Stanley & Co. International Limited

           c/o HSBC Bank plc
           Thames Exchange
           10 Queen Street Place
           London EC4R 1BQ


         Gentlemen and Ladies:

         HSBC Holdings plc, a public limited company incorporated under the laws of England and Wales (the "Company"), proposes to issue and sell from time to time, either together or separately, (i) subordinated debt securities ("Debt Securities") consisting of debentures, notes and/or other evidences of subordinated indebtedness and/or (ii) American Depositary Shares (the "ADSs"), each ADS representing one of the Company's Dollar-denominated Preference Shares, nominal value $.01 each (the "Shares" and, together with the Debt Securities, the "Securities"), in one or more offerings on terms determined at the time of sale and set forth in a terms agreement (the "Terms Agreement"). The Shares of more than one series may be offered and sold as units, in which case such units of Shares will be represented by units of ADSs of each corresponding series. The aggregate initial offering price of any combination of Securities will not exceed $3,750,000,000 or the equivalent thereof if Debt Securities are denominated in one or more foreign currencies or foreign currency units.

         The Debt Securities are to be issued under one of two Indentures (each an "Indenture", together the "Indentures"), to be entered into between the Company and The Bank of New York, as trustee (the "Trustee"). The Debt Securities may be dated Debt Securities with a specified maturity date, issued under the Indenture relating thereto (the "Dated Indenture") or undated Debt Securities with no specified maturity date, issued under the Indenture relating thereto (the "Undated Indenture"). The Debt Securities may have varying designations, authorized denominations, maturities, rates or methods of calculation of interest, if any, and terms for payment thereof, if any, exchange, conversion, redemption or prepayment terms, if any, and other specific terms as set forth in the applicable Terms Agreement relating thereto.

         Each issue of Shares may vary, where applicable, as to series, number of Shares, public offering or purchase price, dividend rate or any other variable terms which the articles of association of the Company (the "Articles of Association") contemplate and as set forth in the applicable Terms Agreement.

         The Debt Securities and Shares to be issued and sold as specified in the applicable Terms Agreement shall be referred to herein as the "Offered Debt Securities" and the "Offered Shares," respectively, and collectively as the "Offered Securities." As used herein, unless the context otherwise requires, the term "Underwriters" shall mean the firm or firms specified as Underwriter or Underwriters in the applicable Terms Agreement relating to the Offered Securities and the term "you" shall mean the Underwriter or Underwriters, if no underwriting syndicate is purchasing the Offered Securities, or the representative or representatives of the Underwriters, if an underwriting syndicate is purchasing the Offered Securities, as specified in the applicable Terms Agreement.

         Unless otherwise specified in the applicable Terms Agreement, the Offered Debt Securities are to be deposited pursuant to a debt security deposit agreement (the "Debt Security Deposit Agreement") among the Company, a person designated by the Company as depositary (the "Book-Entry Depositary"), and the holders and beneficial owners of book-entry debt securities issued thereunder (the "Book-Entry Debt Securities") and such Offered Debt Securities will be offered and sold in the form of such Book-Entry Debt Securities. The Offered Shares are to be deposited pursuant to a deposit agreement (the "Deposit Agreement"), among the Company, The Bank of New York, as depositary (the "Depositary"), and the holders from time to time of the American Depositary Receipts (the "ADRs") issued thereunder and such Offered Shares will be offered in the form of ADSs evidenced by ADRs. The Offered Debt Securities, Offered Shares and ADRs are more fully described in the Prospectus referred to below. References to an issue, offer or sale of any Securities hereunder shall include such issue, offer or sale in the form of Book-Entry Debt Securities or ADSs, as the case may be, where the context so allows.

         Whenever the Company determines to make an offering of Offered Securities, the Company will enter into a Terms Agreement providing for the sale of the applicable Offered Securities to, and the purchase and offering thereof by, the Underwriters. The Terms Agreement relating to the Offered Securities shall specify the type of Offered Securities to be issued, the names of the Underwriters participating in such offering (subject to substitution as provided in Section 12 hereof), the number of Offered Securities which each such Underwriter severally agrees to purchase, the price at which the Offered Securities are to be purchased by the Underwriters from the Company, the initial public offering price, the time and place of delivery and payment and other specific terms. In addition, each Terms Agreement shall specify whether the Company has agreed to grant to the Underwriters an option to purchase additional Offered Securities to cover over-allotments, if any, and the amount of Offered Securities subject to such option (the "Option Securities"). As used herein, the term "Offered Securities" shall include the Option Securities, if any. The Terms Agreement may take the form of an exchange of any standard form of written telecommunication between you and the Company. Each offering of Offered Securities will be governed by this Agreement, as supplemented by the applicable Terms Agreement, and this Agreement and such Terms Agreement shall inure to the benefit of and be binding upon the Company and each Underwriter participating in the offering of such Offered Securities.

         The Company has prepared and filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form F-3 (No.333-92024), including a prospectus, relating to the Securities and the offering thereof from time to time in accordance with Rule 415 under the Securities Act of 1933, as amended (the "1933 Act"). Such registration statement as amended has been declared effective by the Commission. As provided in Section 4(a) hereof, for each offering of Offered Securities, a prospectus supplement reflecting the terms of the Offered Securities, the terms of the offering thereof and the other matters set forth therein will be prepared and filed pursuant to Rule 424 under the 1933 Act. Such prospectus supplement, in the form first filed after the date hereof pursuant to Rule 424, is herein referred to as the "Prospectus Supplement." Such registration statement, as amended at the date hereof, including the exhibits thereto and the documents incorporated by reference therein, is herein called the "Registration Statement," and the basic prospectus included therein relating to all offerings of Securities under the Registration Statement, as supplemented by the Prospectus Supplement, is herein called the "Prospectus," except that, if such basic prospectus is amended or supplemented on or prior to the date on which the Prospectus Supplement is first filed pursuant to Rule 424, the term "Prospectus" shall refer to the basic prospectus as so amended or supplemented and as supplemented by the Prospectus Supplement, in either case including the documents filed by the Company with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the "1934 Act"), that are incorporated by reference therein.

         The Company has filed with the Commission a registration statement on Form F-6 (No. 333-100072), relating to the registration of the ADSs under the 1933 Act, has filed such amendments to such registration statement as may have been required to the date hereof and will file such additional amendments to such registration statement as may hereafter be required to comply with the 1933 Act and the rules and regulations of the Commission thereunder (the "1933 Act Regulations"). Such registration statement as amended has been declared effective by the Commission. Such registration statement on Form F-6 relating to the ADSs, including the exhibits thereto, is herein called the "ADS Registration Statement."

         SECTION 1. Representations and Warranties. (a) The Company represents and warrants to you as of the date hereof, and to each Underwriter named in a Terms Agreement as of the date thereof (in each case, the "Representation Date"), as follows:

               (i) The Registration Statement has become effective; no proceedings for such purpose are pending before or threatened by the Commission. At the time the Registration Statement became effective and at the Closing Time referred to below (and, if any Option Securities are purchased, on the Date of Delivery referred to below): (A) the Registration Statement and the Prospectus, complied or will comply in all material respects with the requirements of the 1933 Act, the 1933 Act Regulations, (B) the Registration Statement and any supplement or amendment thereto, did not, and will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (C) the Prospectus and any amendment or supplement thereto, did not, and will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided however that the representations and warranties in this subsection shall not apply to statements in or omissions from the Registration Statement or Prospectus made in reliance upon and in conformity with information furnished to the Company in writing by any Underwriter expressly for use in the Registration Statement or Prospectus. At the Closing Time, the Designated Indenture (as defined below) will comply in all material respects with the requirements of the Trust Indenture Act of 1939 (the "1939 Act") and the rules and regulations of the Commission thereunder (the "1939 Act Regulations").

               (ii) No order preventing or suspending the use of any preliminary Prospectus has been issued by the Commission, and no stop order suspending the effectiveness of the Registration Statement is in effect.

               (iii) This Agreement has been duly authorized, executed and delivered by the Company. Upon execution and delivery of the applicable Terms Agreement by the Company, such Terms Agreement shall have been duly authorized, executed and delivered by the Company.

               (iv) The consolidated financial statements included or incorporated by reference in the Registration Statement present fairly the consolidated financial position of the Company and its subsidiaries as of the dates indicated and the results of their operations for the periods specified. Such financial statements have been prepared in conformity with accounting principles generally accepted in the United Kingdom, applied, except as described in the Registration Statement, on a consistent basis throughout the periods involved. The financial statement schedules, if any, included or incorporated by reference in the Registration Statement present fairly the information required to be stated therein. The selected financial data and selected statistical information included in the Prospectus present fairly the information shown therein and, except as otherwise set forth in the Prospectus, have been compiled on a basis consistent with that of the audited consolidated financial statements included or incorporated by reference in the Registration Statement.

               (v)The documents incorporated by reference in the Prospectus, when they became effective or were filed with the Commission, as the case may be, conformed in all material respects to the requirements of the 1933 Act or the 1934 Act, as applicable, and the rules and regulations of the Commission thereunder, and none of such documents contained an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and any further documents so filed and incorporated by reference in the Prospectus, when such documents become effective or are filed with the Commission, as the case may be, will conform in all material respects to the requirements of the 1933 Act or the 1934 Act, as applicable, and the rules and regulations of the Commission thereunder and will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by any Underwriter of Offered Securities expressly for use in the Prospectus as amended or supplemented relating to such Offered Securities.

               (vi) The Company has been duly registered and is validly existing as a public limited company under the laws of England and Wales with full power and authority (corporate and other) to own, lease and operate its properties and conduct its business as described in the Prospectus.

               (vii) Each of the Company's subsidiaries has been duly organized and is validly exiting as a corporation under the laws of its country of incorporation; all of the issued and outstanding capital stock of each subsidiary has been duly authorized and validly issued and fully paid or partly paid and, if partly paid, not in default; the Company owns, directly or through its subsidiaries, the shares of capital stock held by it in each of the subsidiaries as set forth in the Prospectus, free and clear of any security interest, mortgage, pledge, lien, charge, encumbrance, claim or equity; and none of the outstanding shares of capital stock of any subsidiary was issued in violation of the preemptive or similar rights of any security holder of such subsidiary.

               (viii) The Company had at the date indicated the duly authorized and issued share capital as set forth in the condensed consolidated statement of changes in shareholders' equity included or incorporated by reference in the Prospectus; all of the issued share capital of the Company has been duly and validly authorized and issued and is fully paid and non-assessable; and the Debt Securities, the Book-Entry Debt Securities, the Shares and the ADRs conform to the descriptions thereof contained in the Registration Statement and the Offered Securities will conform to the descriptions thereof in the Prospectus and the related supplement to the Prospectus and such descriptions conform to the rights set forth in the instruments defining the same.

               (ix) Since the respective dates as of which information is given in the Registration Statement and the Prospectus, except as otherwise stated therein or contemplated thereby, there has not been (A) any material adverse change in or affecting the financial condition, earnings or general affairs of the Company and its subsidiaries, considered as one enterprise, or (B) any transaction entered into by the Company or any subsidiary, other than in the ordinary course of business, in each case that is material to the Company and its subsidiaries (considered as one enterprise) in the context of the issue of the Offered Securities.

               (x)Other than as set forth or contemplated in the Prospectus, there are no legal or governmental proceedings pending to which the Company or any of its subsidiaries is a party or of which any property of the Company or any of its subsidiaries is the subject which, in the aggregate, are material to the Company and its subsidiaries (considered as one enterprise) in the context of the issue of the Offered Securities; and, to the best knowledge of the Company, no such proceedings are threatened or contemplated by governmental authorities or threatened by others.

               (xi) The Company has not taken and will not take, directly or indirectly, any action designed to cause or result in stabilization or manipulation of the price of the Offered Securities.

               (xii) No registration of the Company under the Investment Company Act of 1940, as amended, (the "1940 Act") is required in connection with the issue and sale in the United States of the Offered Securities.

      (b) If the Offered Securities include Debt Securities, the Company also represents and warrants to you as of the date hereof, and to each Underwriter named in the applicable Terms Agreement as of the date thereof (in each case, the "Representation Date"), as follows;

               (i) The Dated Indenture or the Undated Indenture, as the case may be, with respect to such Debt Securities, each supplement thereto, if any, to the date hereof and the supplement thereto or board resolution setting forth the terms of such Offered Debt Securities (such Indenture, as so supplemented by such supplement or supplements and/or board resolution, being herein referred to as the "Designated Indenture"), have been duly authorized by the Company. The Designated Indenture as executed is or will be substantially in the form filed as an exhibit to the Registration Statement. The Designated Indenture, when duly executed and delivered (to the extent required by the Indenture) by the Company and the Trustee, will constitute a valid, binding and enforceable obligation of the Company assuming due authorization thereof by the Trustee, except as enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

               (ii) The Debt Securities Deposit Agreement has been duly authorized, and, prior to the first Closing Time, will be duly executed and delivered by the Company and, assuming due authorization and execution by the Book-Entry Depositary, constitutes a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting enforcement of creditors' rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

               (iii) The Offered Debt Securities shall, on the date of the applicable Terms Agreement, be duly authorized and, when such Debt Securities are executed, authenticated and delivered in the manner provided for in the Designated Indenture and issued and paid for in accordance with this Agreement and the applicable Terms Agreement, such Debt Securities will constitute valid and binding obligations of the Company entitled to the benefits of the Designated Indenture and enforceable against the Company in accordance with their terms, except as enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or other similar laws affecting enforcement of creditors' rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

               (iv) Upon the due issuance by the Book-Entry Depositary of Book-Entry Debt Securities against the deposit of the Offered Debt Securities in accordance with the Debt Security Deposit Agreement, such Book-Entry Debt Securities will be duly and validly issued and persons in whose names such Book-Entry Debt Securities are registered will be entitled to the rights of registered holders of the Book-Entry Debt Securities specified in the Debt Security Deposit Agreement.

               (v)Other than as described or set forth in the Prospectus, the applicable Prospectus Supplement or the Registration Statement, on the basis of applicable United Kingdom law and published practice followed by the United Kingdom Inland Revenue, no stamp duty, capital duty, registration or other issue or documentary taxes are payable on (A) the creation, issue or delivery by the Company of the Offered Debt Securities or (B) assuming all of the following transactions take place outside the United Kingdom and any instruments of transfer remain at all times outside the United Kingdom, the deposit of the Offered Debt Securities under the Debt Security Deposit Agreement by the Company, the purchase by the Underwriters of the Book-Entry Debt Securities, the sale and delivery by the Underwriters of the Book-Entry Debt Securities, the execution and the delivery of this Agreement, any applicable Terms Agreement, the Debt Security Deposit Agreement or the consummation of the transactions contemplated hereby.

               (vi) The execution and delivery of this Agreement, the applicable Terms Agreement, the Designated Indenture and the Debt Security Deposit Agreement by the Company, the issuance and delivery of the Offered Debt Securities, the consummation by the Company of the transactions contemplated in this Agreement, the applicable Terms Agreement, the Debt Security Deposit Agreement and in the Registration Statement and compliance by the Company with the terms of this Agreement, the applicable Terms Agreement, the Designated Indenture and the Offered Debt Securities and the Debt Security Deposit Agreement have been duly authorized by all necessary corporate action on the part of the Company and do not and will not result in any violation of the Memorandum and Articles of Association of the Company, and do not and will not conflict with, or result in a breach of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any mortgage, charge or security interest upon any property or assets of the Company or any subsidiary under (A) any indenture, mortgage, loan agreement, note, lease or other agreement or instrument to which the Company or any subsidiary is a party or by which it may be bound or to which any of its properties may be subject or (B) any existing applicable law, rule, regulation, judgment, order or decree of any government, governmental instrumentality or court, having jurisdiction over the Company or any of the properties of any of them (except, in each such case, for such conflicts, breaches or defaults or liens, charges or encumbrances that would not have a material adverse effect on the financial condition or general affairs of the Company and its subsidiaries (considered as one enterprise)).

               (vii) No authorization, approval, consent or license of any government, governmental instrumentality, authority or court is required for the issue and sale of the Offered Debt Securities or the consummation of the other transactions contemplated by this Agreement, the Debt Security Deposit Agreement, the applicable Terms Agreement or the Designated Indenture except (A) the registration of the Offered Debt Securities and the Book-Entry Debt Securities under the 1933 Act and the 1939 Act and (B) such consents, approvals, authorizations, registrations or qualifications as may be required under state securities or Blue Sky laws in connection with the purchase and distribution of the Offered Debt Securities by the Underwriters.

               (viii) There are no contracts or documents of a character required to be described in the Registration Statement or to be filed as exhibits to the Registration Statement that are not described and filed as required.

      (c) If the Offered Securities include Shares, the Company also represents and warrants to you as of the date hereof, and to each Underwriter named in the applicable Terms Agreement as of the date thereof (in each case, the "Representation Date"), as follows:

               (i) When the ADS Registration Statement became effective, and at the Closing Time referred to below (and, if any Option Securities are purchased, up to the Date of Delivery referred to below): (A) the ADS Registration Statement and any amendments and supplements thereto did and will comply in all material respects with the requirements of the 1933 Act and the 1933 Act Regulations, and (B) neither the ADS Registration Statement nor any amendment or supplement thereto did or will contain any untrue statement of a material fact or did or will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

               (ii) The Deposit Agreement has been duly authorized, executed and delivered by the Company, and, assuming due authorization and execution by the Depositary, constitutes a valid, legally binding and enforceable obligation of the Company, except as enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors' rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

               (iii) The Offered Shares shall, on the date of the applicable Terms Agreement, be duly and validly authorized for issuance and sale pursuant to this Agreement (or will have been so authorized prior to each issuance of Shares), and, when ADSs are issued and delivered against payment therefor pursuant to this Agreement and the Terms Agreement relating to the Offered Shares, and, in the case of any Option Shares, pursuant to any over-allotment option (as described in Section 3 hereof), such ADSs will be duly and validly issued and fully paid and will not be subject to preemptive rights.

               (iv) Upon the due issuance by the Depositary of ADRs evidencing ADSs against the deposit of the Offered Shares in accordance with the Deposit Agreement, such ADRs will be duly and validly issued and persons in whose names such ADRs are registered will be entitled to the rights of registered holders of the ADRs specified therein and in the Deposit Agreement.

               (v)Other than as described or set forth in the Prospectus or the Registration Statement, on the basis of applicable United Kingdom law and published practice followed by the United Kingdom Inland Revenue, no stamp duty, capital duty, registration or other issue or documentary taxes are payable on (A) the creation, issue or delivery by the Company of the Offered Shares or (B) assuming all of the following transactions take place outside the United Kingdom and any instruments of transfer remain at all times outside the United Kingdom, the deposit of the Offered Shares under the Deposit Agreement by the Company, the purchase by the Underwriters of the ADSs evidenced by ADRs, the sale and delivery by the Underwriters of the ADSs evidenced by ADRs, the execution and delivery of this Agreement, any applicable Terms Agreement, the Deposit Agreement or the consummation of the transactions contemplated hereby.

               (vi) The execution and delivery of this Agreement, the applicable Terms Agreement and the Deposit Agreement by the Company, the issuance and delivery of the Offered Shares, the sale of the ADSs, as applicable, the consummation by the Company of the transactions contemplated in this Agreement, the applicable Terms Agreement, the Deposit Agreement and in the Registration Statement and the ADS Registration Statement and compliance by the Company with the terms of this Agreement, the applicable Terms Agreement, the Offered Shares and the Deposit Agreement have been duly authorized by all necessary corporate action on the part of the Company and do not and will not result in any violation of the Memorandum and Articles of Association of the Company, and do not and will not conflict with, or result in a breach of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any mortgage, charge or security interest upon any property or assets of the Company or any subsidiary under (A) any indenture, mortgage, loan agreement, note, lease or other agreement or instrument to which the Company or any subsidiary is a party or by which it may be bound or to which any of its properties may be subject or (B) any existing applicable law, rule, regulation, judgment, order or decree of any government, governmental instrumentality or court, having jurisdiction over the Company or any of the properties of any of them (except, in each such case, for such conflicts, breaches or defaults or liens, charges or encumbrances that would not have a material adverse effect on the financial condition or general affairs of the Company and its subsidiaries (considered as one enterprise)).

               (vii) No authorization, approval, consent or license of any government, governmental instrumentality, authority or court is required for the allotment and issue and sale of the Offered Shares or the consummation of the other transactions contemplated by this Agreement, the Deposit Agreement, the applicable Terms Agreement or any over-allotment option except (A) the registration of the Offered Shares and ADSs under the 1933 Act and (B) such consents, approvals, authorizations, registrations or qualifications as may be required under state securities or Blue Sky laws in connection with the purchase and distribution of the Offered Shares by the Underwriters.

               (viii) There are no contracts or documents of a character required to be described in the Registration Statement or the Prospectus or to be filed as exhibits to the Registration Statement or the ADS Registration Statement that are not described and filed as required.

      (d) Any certificate signed by any officer of the Company or any subsidiary and delivered to you or to counsel for the Underwriters pursuant to the terms hereof shall be deemed a representation and warranty by the Company to each Underwriter as to the matters covered thereby.

         SECTION 2. Sale and Delivery in the United Kingdom. (a) Each of the Underwriters of Debt Securities represents and warrants to and agrees with the Company severally not jointly that, (1) in relation to Debt Securities which have a maturity of one year or more, it has not offered or sold and, prior to the expiry of six months from the date of issue of such Debt Securities, will not offer or sell any such Debt Securities to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses, or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (the "POS Regulations"); (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) in connection with the issue or sale of such Debt Securities in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; (3) in relation to any Debt Securities which must be redeemed before the first anniversary of the date of their issue, (A) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business, and (B) it has not offered or sold and will not offer or sell any such Debt Securities other than to persons: (x) whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses; or (y) who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses, where the issue of the Debt Securities would otherwise constitute a contravention of Section 19 of the FSMA by the Company; and (4) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Debt Securities in, from or otherwise involving the United Kingdom.

      (b) Each of the Underwriters of Shares represents and warrants to and agrees with the Company severally not jointly that: (1) it has not offered or sold and, prior to the expiry of a period of six months from the Closing Date, will not offer or sell any Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the POS Regulations; (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of such Shares in circumstances in which
Section 21(1) of the FSMA does not apply to the Company; and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Shares in, from or otherwise involving the United Kingdom.

         SECTION 3. Sale and Delivery to the Underwriters; Closing. (a) The several commitments of the Underwriters to purchase Offered Securities pursuant to any Terms Agreement shall be deemed to have been made on the basis of the representations and warranties herein contained and shall be subject to the terms and conditions herein set forth.

      (b) In addition, the Company may grant in any Terms Agreement an option to the Underwriters named in such Terms Agreement to purchase up to the amount of Option Securities specified in such Terms Agreement, upon the terms and conditions referred to in paragraph (a) of this Section 3. The option granted by any Terms Agreement must be exercised within the period specified in such Terms Agreement, and may be exercised in whole or in part (but not more than once) only for the purpose of covering over-allotments that may be made in connection with the offering and distribution of the Offered Securities upon notice by you to the Company setting forth the number of Option Securities as to which the several Underwriters are exercising the option, and the time and date of payment and delivery thereof. Such time and date of delivery (the "Date of Delivery") shall be determined by you after consultation with the Company but shall not be later than seven full Business Days after the exercise of such option, nor in any event prior to the Closing Time. If the option is exercised as to only a portion of the Option Securities, the Company will sell such portion of the Option Securities to the Underwriters. If the option is exercised as to all or any portion of the Option Securities, the Option Securities as to which the option is exercised shall be purchased by the Underwriters, severally and not jointly, in their respective underwriting obligation proportions. The term "Business Day" shall mean any day on which banks in both (i) New York, New York and (ii) London, England are not required or authorized by law to close.

      (c) Payment of the purchase price for and underwriting commission in connection with any Offered Securities to be purchased by the Underwriters shall be made at the offices of Cleary, Gottlieb, Steen & Hamilton in London or at such other place as shall be agreed upon by the Company and you, at 10:00 A.M., New York City time, on the fifth Business Day (unless, in either case, postponed pursuant to Section 12 hereof) following the date of the applicable Terms Agreement, or such other time as you and the Company shall determine (each such date and time of payment and delivery being herein referred to as a "Closing Time"). In addition, in the event that the Company has granted an option to purchase Option Securities, payment of the purchase price for and underwriting commission in connection with, any Option Securities purchased pursuant to such option by the Underwriters shall be made at the offices of Cleary, Gottlieb, Steen & Hamilton set forth above or at such other place as the Company and you shall determine, on the Date of Delivery as specified in the notice from you to the Company. Payment shall be made to the Company by certified or official bank check or wire transfer in such funds as specified in the applicable Terms Agreement, payable to the order of the Company.

      (d) Unless otherwise specified in the applicable Terms Agreement, payment for the Offered Securities shall be made against delivery at the Closing Time (or on the Date of Delivery, in the event that the Company grants to the Underwriters the option described in Section 3(b) hereof to purchase any or all of the Option Securities, the Underwriters exercise such option and the Date of Delivery is later than the Closing Time), in the case of Debt Securities, to the Book-Entry Depositary, and, in the case of Shares, to The Bank of New York, as Depositary, so that the Depositary can issue ADRs evidencing ADSs representing interests in the Offered Shares. It is understood and agreed by the parties hereto that no delivery of Offered Securities to be purchased and sold hereunder at a Closing Time (or on a Date of Delivery) shall be effective until and unless payment therefor has been made pursuant to Section 3(c) hereof and the Company shall have furnished or caused to be furnished to you at such Closing Time (or Date of Delivery) certificates and other evidence reasonably satisfactory to you of the execution of a book-entry transfer of such Offered Securities in the form of Book-Entry Debt Securities or ADSs, as the case may be, through the facilities of The Depository Trust Company in favor of the Underwriters.

         SECTION 4. Certain Covenants of the Company. The Company covenants with you and with each Underwriter as follows:

      (a) If reasonably requested by you in connection with each offering of the Offered Securities, the Company will prepare a preliminary prospectus supplement containing such information as you and the Company deem appropriate, and, immediately following the execution of each Terms Agreement, the Company will prepare a Prospectus Supplement containing such information concerning the Offered Securities as you and the Company deem appropriate in connection with the offering of the Offered Securities. The Company will promptly transmit copies of such Prospectus Supplement to the Commission for filing pursuant to Rule 424 of the 1933 Act Regulations and will furnish to the Underwriters named therein as many copies of the Prospectus and such Prospectus Supplement as you shall reasonably request.

      (b) The Company will use its best efforts, in cooperation with the Underwriters, to qualify the Offered Securities for offering and sale under the applicable securities laws of such states and other jurisdictions in the United States as you may designate and to maintain such qualifications in effect for as long as may be required for the distribution of the Offered Securities; provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject. The Company will file such statements and reports as may be required by the laws of each jurisdiction in which the Offered Securities have been qualified as above provided.

      (c) The Company will make generally available to its security holders as soon as practicable, but in any event not later than eighteen months after the effective date of the Registration Statement, an earnings statement of the Company and its subsidiaries (which need not be audited) complying with Section 11(a) of the 1933 Act and the rules and regulations of the Commission thereunder (including, at the option of the Company, Rule 158 of the 1933 Act Regulations).

      (d) Between the date of the applicable Terms Agreement and the Closing Time with respect to the Offered Securities, the Company will not, without your prior consent, offer or sell, or enter into any agreement to sell, any securities of the Company which are substantially similar to the Offered Securities, other than as set forth in such Terms Agreement.

      (e) To the extent specified in the Terms Agreement, the Company will use its best efforts to (i) effect the authorization of the Offered Securities for listing on the New York Stock Exchange, Inc. at the applicable Closing Time or
(ii) ensure that by the applicable Closing Time the Financial Services Authority, in its capacity as the United Kingdom Listing Authority (the "UKLA"), will have granted permission for the admission of the Offered Securities to the Official List subject to allotment and the London Stock Exchange plc will have granted permission for the admission of the Offered Securities to trading or
(iii) effect the authorization of the Offered Securities for listing on the Luxembourg Stock Exchange, subject to their issuance.

      (f) The Company shall, on or before the date of the publication of the listing particulars, if any, in relation to the Offered Securities, deliver a copy thereof to the Registrar of Companies in England and Wales in accordance with the applicable regulations, if so required by such applicable regulations.

      (g) If the Offered Securities include Debt Securities, the Company also covenants with you and with each Underwriter as follows:

               (i) The Company will not at any time file or make any amendment to the Registration Statement or any amendment or supplement to the Prospectus, of which you shall not have previously been advised and furnished a copy or to which you or counsel for the Underwriters shall reasonably object; provided, however that if the Underwriters have made a good faith objection to the filing of any such amendment or supplement and the Company reasonably believes such filing is required by applicable law or regulation, the Company shall be permitted to make such filing.

               (ii) The Company has furnished or will furnish to you as many signed copies of the Registration Statement as originally filed and of all amendments thereto, including exhibits filed therewith or incorporated by reference therein and documents incorporated by reference in the Prospectus, whether filed before or after the Registration Statement became effective, and signed copies of all consents and certificates of experts, as you may reasonably request and has furnished or will furnish to you, for each other Underwriter, one conformed copy of the Registration Statement as originally filed and each amendment thereto (without exhibits).

               (iii) The Company will comply to the best of its ability with the 1933 Act and the 1933 Act Regulations, the 1934 Act and the rules and regulations of the Commission thereunder, the 1939 Act and the 1939 Act Regulations so as to permit the completion of the distribution of the Offered Securities as contemplated in this Agreement, the applicable Terms Agreement and the Prospectus. If at any time when a prospectus is required by the 1933 Act to be delivered in connection with sales of the Offered Securities any event shall occur or condition exist as a result of which it is necessary, in the opinion of counsel for the Underwriters and counsel for the Company, to amend the Registration Statement or amend or supplement the Prospectus in order that the Prospectus will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time it is delivered to a purchaser, or if it shall be necessary, in the opinion of either such counsel, at any such time to amend the Registration Statement or amend or supplement the Prospectus in order to comply with the requirements of the 1933 Act or the 1933 Act Regulations, the Company will promptly prepare and file with the Commission, subject to Section 4(g)(i), such amendment or supplement as may be necessary to correct such untrue statement or omission or to make the Registration Statement or the Prospectus comply with such requirements.

               (iv) The Company will, while the completion of the distribution of any Offered Debt Securities is pending, notify each of you promptly, and confirm the notice in writing, of (i) the effectiveness of any amendment to the Registration Statement, (ii) the mailing or the delivery to the Commission for filing of any supplement to the Prospectus or any document to be filed pursuant to the 1934 Act, (iii) the receipt of any comments from the Commission with respect to the Registration Statement, the Prospectus or any supplement to the Prospectus, (iv) any request by the Commission for any amendment to the Registration Statement or any amendment or supplement to the Prospectus or for additional information and (v) the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose. The Company will make every reasonable effort to prevent the issuance of any stop order and, if any stop order is issued, to obtain the lifting thereof at the earliest possible moment.

               (v)In respect of a series of Debt Securities, which must be redeemed before the first anniversary of the date of its issue, the Company will issue such Debt Securities only if the following conditions apply (or the Debt Securities can otherwise be issued without contravention of section 19 of the FSMA): (a) each relevant Underwriter represents, warrants and agrees in the terms set out in Section 2(a); and
      (b) the redemption value of each such Debt Security is not less than (pound)100,000 (or an amount of equivalent value denominated wholly or partly in a currency other than sterling), and no part of any Debt Security may be delivered unless the redemption value of that part is not less than (pound)100,000 (or such an equivalent amount).

      (h) If the Offered Securities include Shares, the Company also covenants with you and each Underwriter as follows:

               (i) The Company will not while the completion of the distribution of such Offered Securities is pending, file or make any amendment to the Registration Statement or the ADS Registration Statement, or any amendment or supplement to the Prospectus, of which you shall not have previously been advised and furnished a copy or to which you or counsel for the Underwriters shall reasonably object; provided, however that if the Underwriters have made a good faith objection to the filing of any such amendment or supplement and the Company reasonably believes such filing is required by applicable law or regulation, the Company shall be permitted to make such filing.

               (ii) The Company has furnished or will furnish to you as many signed copies of the Registration Statement and the ADS Registration Statement as originally filed and of all amendments thereto, including exhibits filed therewith or incorporated by reference therein and documents incorporated by reference in the Prospectus, whether filed before or after the Registration Statement or the ADS Registration Statement became effective, and signed copies of all consents and certificates of experts, as you may reasonably request and has furnished or will furnish to you, for each other Underwriter, one conformed copy of the Registration Statement and the ADS Registration Statement as originally filed and each amendment thereto (without exhibits).

               (iii) The Company will comply to the best of its ability with the 1933 Act and the 1933 Act Regulations, the 1934 Act and the rules and regulations of the Commission thereunder so as to permit the completion of the distribution of the Offered Securities as contemplated in this Agreement, the applicable Terms Agreement and the Prospectus. If at any time when a prospectus is required by the 1933 Act to be delivered in connection with sales of the Offered Securities any event shall occur or condition exist as a result of which it is necessary, in the opinion of counsel for the Underwriters and counsel for the Company, to amend the Registration Statement or amend the ADS Registration Statement or amend or supplement the Prospectus in order that the Prospectus will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time it is delivered to a purchaser, or if it shall be necessary, in the opinion of either such counsel, at any such time to amend the Registration Statement or amend the ADS Registration Statement or amend or supplement the Prospectus in order to comply with the requirements of the 1933 Act or the 1933 Act Regulations, the Company will promptly prepare and file with the Commission, subject to Section 4(h)(i), such amendment or supplement as may be necessary to correct such untrue statement or omission or to make the Registration Statement, the ADS Registration Statement or the Prospectus comply with such requirements.

               (iv) The Company will, while the completion of the distribution of any Offered Shares is pending, notify each of you promptly, and confirm the notice in writing, of (i) the effectiveness of any amendment to the Registration Statement or the ADS Registration Statement, (ii) the mailing or the delivery to the Commission for filing of any supplement to the Prospectus or any document to be filed pursuant to the 1934 Act, (iii) the receipt of any comments from the Commission with respect to the Registration Statement, the ADS Registration Statement, the Prospectus or any supplement to the Prospectus, (iv) any request by the Commission for any amendment to the Registration Statement or the ADS Registration Statement or any amendment or supplement to the Prospectus or for additional information and (v) the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or the ADS Registration Statement, or the initiation of any proceedings for that purpose. The Company will make every reasonable effort to prevent the issuance of any stop order and, if any stop order is issued, to obtain the lifting thereof at the earliest possible moment.

               (v)The Company will comply with the Deposit Agreement so that ADRs evidencing any ADSs representing Offered Shares will be executed and delivered by the Depositary to the Underwriters at the applicable Closing Time or Date of Delivery as the case may be.

         SECTION 5. Payment of Expenses. The Company will pay and bear all costs and expenses incident to the performance of its obligations under this Agreement and any applicable Terms Agreement, including (a) the printing and filing of the Registration Statement (including financial statements and exhibits), as originally filed and as amended, the ADS Registration Statement, any preliminary prospectus and the Prospectus and any amendments or supplements thereto, and the cost of furnishing copies thereof to the Underwriters, (b) the printing and distribution of this Agreement (including any applicable Terms Agreement), the Debt Security Deposit Agreement, the Deposit Agreement, the Designated Indenture, the Offered Securities, the ADSs, the ADRs and the Blue Sky Survey,
(c) the delivery of the Offered Debt Securities to the Debt Security Depositary and/or the Offered Shares to the Depositary and the Book-Entry Debt Securities and/or ADSs to the Underwriters, including any stock transfer taxes payable upon the delivery of the Offered Debt Securities to the Debt Security Depositary and/or the Offered Shares to the Depositary and/or the sale of the Book-Entry Debt Securities and/or the ADSs to the Underwriters, (d) the fees and disbursements of the Company's counsel and accountants, (e) the qualification of the Offered Securities under the applicable securities laws in accordance with
Section 4(b) and any filing for review of the offering with the National Association of Securities Dealers, Inc., including filing fees and fees and disbursements of counsel for the Underwriters in connection therewith and in connection with the Blue Sky Survey (such counsel's fees and disbursements not to exceed $15,000, (f) the costs and charges of the Depositary, the Book-Entry Depositary and any transfer agent or registrar, (g) the fees of rating agencies,
(h) the fees and expenses of the Trustee, including the fees and disbursements of counsel for the Trustee, in connection with the Designated Indenture and the Offered Debt Securities, (i) all expenses and listing fees in connection with the listing of the Offered Securities on the New York Stock Exchange, Inc. and the London Stock Exchange plc and the Luxembourg Stock Exchange, (j) all expenses and taxes for which the Company may at any time be liable, including, without limitation, any stamp duty, capital, withholding, transfer or other tax, incident to the issue and delivery by the Company of the Offered Debt Securities to the Book-Entry Depositary and/or the Offered Shares to the Depositary or of the Book-Entry Debt Securities and/or the ADSs to the Underwriters and the sale and delivery of the Book-Entry Debt Securities and/or the ADSs evidenced by ADRs by the Underwriters to the initial purchasers thereof (provided that such sale and delivery by the Underwriters takes place outside the United Kingdom), and up to the amount specified in the applicable Terms Agreement as reimbursement for the out-of-pocket expenses, including the fees and disbursements of counsel for the Underwriters, incurred by the Underwriters in connection with the transactions contemplated hereby, payable to you, for the account of the Underwriters.

         If a Terms Agreement is terminated by you in accordance with the provisions of Section 6, 11(a)(i) or 13, the Company shall reimburse the Underwriters for all their out-of-pocket expenses, including the fees and disbursements of counsel for the Underwriters.

         SECTION 6. Conditions of Underwriters' Obligations. The obligations of the several Underwriters to purchase and pay for the Offered Securities pursuant to any Terms Agreement (including any Option Securities as to which the option described in Section 3 has been granted by the Terms Agreement and exercised and the Date of Delivery determined by you is the same as the Closing Time) are subject to the accuracy of the representations and warranties of the Company contained herein or in certificates of the Company's officers delivered pursuant to the provisions hereof, to the performance by the Company of its covenants and obligations hereunder, and to the following further conditions:

      (a) At the applicable Closing Time, no stop order suspending the effectiveness of the Registration Statement, or the ADS Registration Statement (if the Offered Securities include Shares) shall have been issued under the 1933 Act and no proceedings for that purpose shall have been instituted or shall be pending or, to your knowledge or the knowledge of the Company, shall be contemplated by the Commission, and any request on the part of the Commission for additional information shall have been complied with to the reasonable satisfaction of counsel for the Underwriters.

      (b) At the applicable Closing Time you shall have received a signed opinion of Norton Rose, English solicitors to the Company, dated as of the applicable Closing Time, together with signed or reproduced copies of such opinion for each of the other Underwriters, in form and substance satisfactory to the Underwriters, to the effect that:

               (i) The Company has been duly incorporated in and registered as a public limited company under the laws of England and Wales and has the requisite corporate capacity to own, lease and operate its properties and conduct its business as described in the Prospectus.

               (ii) This Agreement and the applicable Terms Agreement have been duly authorized and executed by the Company.

               (iii) The statements with respect to matters of English law and regulations set out in the Prospectus, as amended or supplemented, under the heading "Taxation," insofar as such statements constitute a summary of the legal matters under the laws of the United Kingdom referred to therein, are accurate in all material respects.

               (iv) Under English law and practice as currently applied, such counsel believe that the choice of New York law as the governing law of this Agreement will be recognised and upheld by the English Courts.

               (v)The Underwriters can seek to enforce by proceedings in the English Courts their rights against the Company under this Agreement and (save as mentioned below) such access will not be subject to any conditions which are not applicable to residents of the United Kingdom, a British Citizen or a company incorporated in any part of the United Kingdom; but, (A) an English court may stay an action where it is of the opinion that, without injustice to the plaintiff, an action in another forum would be more convenient and (B) an English court may, at its discretion, order a plaintiff in an action, being a party who is not ordinarily resident in some part of the United Kingdom, to provide security for costs (including fees of counsel).

               (vii) If the Offered Securities include Debt Securities, such counsel's signed opinion shall also state that:

                  (A) The Offered Debt Securities have been duly authorized by the Company and, subject to the Offered Debt Securities having been duly authenticated by the Trustee in the manner described in its certificate delivered to you at the Closing Time or Date of Delivery, as the case may be (which fact such counsel need not determine by an inspection of the Offered Debt Securities), the Offered Debt Securities have been duly executed, issued and delivered by the Company and the provisions specified to be governed by English law constitute valid, binding and enforceable obligations of the Company entitled to the benefits of the Designated Indenture and enforceable against the Company in accordance with their terms, except as enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting enforcement of creditors' rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

                  (B) The provisions of the Offered Debt Securities relating to subordination conform in all material respects as to legal matters to the description thereof contained in the Prospectus and the Prospectus Supplement under the headings "Description of Subordinated Debt Securities."

                  (C) Each of the Debt Security Deposit Agreement and the Designated Indenture has been duly authorized and executed by the Company.

                  (D) No authorizations, approvals, consents or licenses of the United Kingdom or of any U.K. governmental instrumentality, authority or court are required by law for the valid authorization, issuance and delivery of the Offered Debt Securities or the sale of the Book-Entry Debt Securities pursuant to this Agreement or to effect interest and all other payments (including on redemption) in United States dollars on the Offered Debt Securities except as have been obtained or made and remain in effect.

                  (E) Except as disclosed in the Prospectus, the Prospectus Supplement or the Registration Statement on the basis of United Kingdom law and published practice followed by the United Kingdom Inland Revenue at such Closing Time, no stamp duty, capital duty, registration or other issue or documentary taxes are payable in the United Kingdom on (A) the creation, issue or delivery by the Company of the Offered Debt Securities, or (B) assuming all of the following transactions (except the execution and delivery of the Debt Security Deposit Agreement and the deposit of the Offered Debt Securities thereunder by the Company) take place outside the United Kingdom and any instruments of transfer remain at all times outside the United Kingdom, the deposit of the Offered Debt Securities under the Debt Security Deposit Agreement by the Company, the purchase by the Underwriters of the Book-Entry Debt Securities, the sale and delivery by the Underwriters of the Book-Entry Debt Securities, the execution and delivery of this Agreement, the Debt Security Deposit Agreement or the applicable Terms Agreement or the consummation of the transactions contemplated hereby.

                  (F) Except as disclosed in the Prospectus, the Prospectus Supplement or the Registration Statement, on the basis of United Kingdom law and published practice followed by the United Kingdom Inland Revenue at such Closing Time, no taxes, levies, imposts or charges are required to be deducted or withheld from any payment of interest by the Company to holders of the Offered Debt Securities provided that the global securities representing such Offered Debt Securities are and continue to be quoted on the New York Stock Exchange, the London Stock Exchange or the Luxembourg Stock Exchange.

                  (G) The execution and delivery of this Agreement, the Terms Agreement, the Designated Indenture and the Debt Security Deposit Agreement, the issuance and delivery of the Offered Debt Securities, the sale of the Book-Entry Debt Securities, the consummation by the Company of the transactions contemplated in this Agreement, the applicable Terms Agreement, the Designated Indenture and the Debt Security Deposit Agreement and in the Registration Statement and compliance by the Company with the terms of this Agreement, the Designated Indenture, the applicable Terms Agreement and the Debt Security Deposit Agreement do not and will not result in any violation of the Memorandum or Articles of Association of the Company.

               (viii) If the Offered Securities include Shares, such counsel's signed opinion shall also state that:

                  (A) The Offered Shares have been duly authorized and (subject to payment therefor in accordance with the applicable Terms Agreement) will be validly issued, fully paid and non-assessable; and the Offered Shares are not subject to the preemptive rights of any shareholder of the Company.

                  (B) The Offered Shares conform in all material respects as to legal matters to the description thereof contained in the Prospectus and the relevant supplement to the Prospectus under the headings "Description of Dollar Preference Shares" and "Certain Terms of the [insert series name(s)] Dollar Preference Shares," respectively.

                  (C) The Deposit Agreement has been duly authorized and executed by the Company.

                  (D) No authorizations, approvals, consents or licenses of the United Kingdom or of any U.K. governmental instrumentality, authority or court are required by law for the valid authorization, allotment, issuance and delivery of the Offered Shares or the sale of the ADSs pursuant to this Agreement or to effect dividend and all other payments (including on redemption) in United States dollars on the Offered Shares except as have been obtained or made and remain in effect.

                  (E) Except as disclosed in the Prospectus or Prospectus Supplement on the basis of United Kingdom law and published practice followed by the United Kingdom Inland Revenue at such Closing Time, no stamp duty, capital duty, registration or other issue or documentary taxes are payable in the United Kingdom on (A) the creation, issue or delivery by the Company of the Offered Shares or (B) assuming all of the following transactions (except the execution and delivery of the Deposit Agreement and the deposit of the Offered Shares thereunder by the Company) take place outside the United Kingdom and any instruments of transfer remain at all times outside the United Kingdom, the deposit of the Offered Shares under the Deposit Agreement by the Company, the purchase by the Underwriters of the ADSs (evidenced by ADRs), the sale and delivery by the Underwriters of the ADSs (evidenced by ADRs), the execution and delivery of this Agreement, the Deposit Agreement or the applicable Terms Agreement or the consummation of the transactions contemplated hereby.

                  (F) Except as disclosed in the Prospectus, on the basis of United Kingdom law and published practice followed by the United Kingdom Inland Revenue at such Closing Time, no taxes, levies, imposts or charges are required to be deducted or withheld from any payment of a dividend by the Company to Eligible U.S. Holders (as defined in the Registration Statement) in respect of the Offered Shares although a deduction (exceeding the amount of, and so preventing the payment of, such tax credit) will be withheld from a payment of any tax credit to which such an Eligible U.S. Holder is entitled under the U.K./U.S. Double Taxation Convention relating to income and capital gains.

                  (G) The execution and delivery of this Agreement, the Terms Agreement and the Deposit Agreement, the issuance and delivery of the Offered Shares, the sale of the ADSs, the consummation by the Company of the transactions contemplated in this Agreement, the applicable Terms Agreement and the Deposit Agreement and in the Registration Statement and the ADS Registration Statement and compliance by the Company with the terms of this Agreement, the applicable Terms Agreement and the Deposit Agreement do not and will not result in any violation of the Memorandum or Articles of Association of the Company.

         The opinion of such counsel may state that their opinion is limited only to matters of English law. In rendering such opinion, such counsel may rely on such qualifications and assumptions as are customary and (without limitation)
(A) rely as to matters of fact upon certificates of directors or officers of the Company and certificates of public officials, (B) assume that any document referred to in their opinion and executed by the Company has been duly authorized, executed and delivered pursuant to the laws of the State of New York and of the United States or England and that the obligations of the Company constitute legal, valid and binding obligations under the laws of the State of New York and of the United States and (C) rely as to matters governed by the laws of the State of New York and of the United States upon the opinion or opinions of Cleary, Gottlieb, Steen & Hamilton rendered pursuant to Section 6(d) hereof.

      (c) At the applicable Closing Time, you shall have received a signed opinion of the Group General Manager, Legal and Compliance, or the Deputy Group Legal Advisor to the Company, dated as of the applicable Closing Time, together with signed or reproduced copies of such opinion for each of the other Underwriters, in form and substance satisfactory to the Underwriters, to the effect that:

               (i) He has requested from the Company the originals or complete and accurate copies of all mortgages, charges and other documents creating security interests which the Company may have issued or given, and any trust deeds and loan agreements relating thereto to which the Company may be a party as a borrower, in each case, insofar as they create or provide for the issue of loan stock, notes, bonds or other forms of secured or unsecured indebtedness by way of loan capital or long-term borrowing other than deposits (collectively, the "Debenture Documents") and he has made a search of the files of the Company and each Significant Subsidiary (as such term is defined in Rule 1-02 of Regulation S-X of the Commission) incorporated under the laws of England and Wales at the English Companies Registry.

               (ii) He has examined such searches and the Debenture Documents supplied to him and that upon the basis of such examination, he is of the opinion that the execution and delivery of this Agreement, the applicable Terms Agreement and the Deposit Agreement, if the Offered Securities include Shares, or the Designated Indenture and the Debt Security Deposit Agreement, if the Offered Securities include Debt Securities, the issuance and delivery of the Offered Securities, the sale of the ADSs, as applicable, the consummation by the Company of the transactions contemplated in such agreements and in the Registration Statement and the ADS Registration Statement, if the Offered Securities include Shares, and compliance by the Company with the terms of such agreements do not and will not conflict with, or result in a breach of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any mortgage, charge or security interest upon any property or assets of the Company pursuant to the terms of any such Debenture Documents, which would have a materially adverse effect on the financial condition or general affairs of the Company and its subsidiaries (considered as one enterprise).

               (iii) The present authorized and issued share capital of the Company is as set forth or incorporated by reference in the Prospectus and all of such issued share capital is validly authorized and issued, fully paid and non-assessable.

         Such opinion may state that it is limited to matters of English law. In rendering such opinion the Group General Manager, Legal and Compliance of HSBC Holdings plc, or the Deputy Group Legal Advisor of HSBC Holdings plc as the case may be, may (A) rely as to matters of fact upon certificates of directors or officers of the Company and certificates of public officials, (B) assume that any document referred to in his opinion and executed by the Company has been duly authorized, executed and delivered pursuant to the laws of the State of New York and of the United States or of England (as the case may be) and that the obligations of the Company constitute legal, valid and binding obligations under the laws of the State of New York and of the United States or of England and (C) rely as to matters governed by the laws of the State of New York and of the United States upon the opinion and letter of Cleary, Gottlieb, Steen & Hamilton rendered pursuant to Section 6(d) hereof.

      (d) At the applicable Closing Time you shall have received a signed opinion and letter of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel for the Company, dated as of the applicable Closing Time, together with signed or reproduced copies of such opinion for each of the other Underwriters, in form and substance satisfactory to the Underwriters, to the effect that:

               (i) The statements set forth under the heading "Taxation" in the Prospectus, insofar as such statements purport to summarize certain federal income tax laws of the United States, constitute a fair summary of the principal U.S. federal income tax consequences of an investment in the Offered Securities.

               (ii) The issuance and sale of the Offered Securities to the Underwriters pursuant to this Agreement, and the performance by the Company of its obligations in this Agreement and the Terms Agreement, (A) do not require any consent, approval, authorization, registration or qualification of or with any governmental authority of the United States or the State of New York, except such as have been obtained or effected under the 1933 Act and the 1939 Act (but, such counsel need not opine as to consents, approvals, authorizations, registrations or qualifications that may be required under the 1939 Act if the Offered Securities do not include Debt Securities, and (B) will not conflict with and do not result in a breach or violation of any law of the United States or the State of New York, or with respect to the United States or the State of New York, any judgement, decree or order of any court having jurisdiction over the Company or its properties.

               (iii) Under the laws of the State of New York relating to submission to jurisdiction, the Company has validly and irrevocably submitted to the jurisdiction of any United States or state court located in the State of New York, county of New York, and has validly appointed HSBC Bank USA as its initial authorized agent for the purpose described in
      Section 16.

               (iv) If the Offered Securities include Debt Securities, such counsel's opinion shall also state that:

                  (A) The Designated Indenture has been duly executed and delivered by the Company under the federal laws of the United States and the laws of the State of New York and qualified under the 1939 Act and assuming due authorization, execution and delivery by the Trustee, is a valid, binding and enforceable agreement of the Company, subject as to enforcement by applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and to general principles of equity.

                  (B) The Debt Security Deposit Agreement has been duly executed and delivered by the Company under the federal laws of the United States and the laws of the State of New York and assuming due authorization, execution and delivery by the Debt Security Depositary, is a valid, binding and enforceable agreement of the Company, subject to the enforcement by applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and to general principles of equity.

                  (C) The Company is not an "investment company" within the meaning of the 1940 Act, and the offer and sale of the Offered Debt Securities in the United States will not subject the Company to registration under, or result in a violation of, the 1940 Act.

                  (D) The statements set forth under the headings "Description of Subordinated Debt Securities" in the Prospectus and "Description of the Subordinated Debt Securities" in the Prospectus Supplement, insofar as such statements purport to summarize certain provisions of the Offered Securities or the Designated Indenture, provide a fair summary of such provisions.

                  (E) The performance by the Company of its obligations in the Designated Indenture and the Debt Security Deposit Agreement, (A) do not require any consent, approval, authorization, registration or qualification of or with any governmental authority of the United States or the State of New York, except such as have been obtained or effected under the 1933 Act and the 1939 Act, and (B) will not conflict with and do not result in a breach or violation of any law of the United States or the State of New York, or with respect to the United States or the State of New York, any judgement, decree or order of any court having jurisdiction over the Company or its properties.

               (v)If the Offered Securities include Shares, such counsel's opinion shall also state that:

                  (A) The Deposit Agreement has been duly executed and delivered by the Company under the federal laws of the United States and the laws of the State of New York and, assuming due authorization and execution by the Depositary, is a valid, binding and enforceable agreement of the Company, subject as to enforcement by applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and to general principles of equity.

                  (B) The Company is not an "investment company" within the meaning of the 1940 Act, and the offer and sale of the Offered Shares in the United States will not subject the Company to registration under, or result in a violation of, the 1940 Act.

                  (C) Upon due issuance by the Depositary of ADRs against the deposit of Offered Shares in accordance with the provisions of the Deposit Agreement and due execution by one of the Depositary's officers, such ADRs will be duly and validly issued and will entitle the holders thereof to the rights specified therein and in the Deposit Agreement.

                  (D) The statements set forth under the heading "Description of American Depositary Receipts" in the Prospectus, insofar as such statements purport to summarize certain provisions of the Deposit Agreement, provide a fair summary of such provisions.

                  (E) The performance by the Company of its obligations in the Deposit Agreement, (A) do not require any consent, approval, authorization, registration or qualification of or with any governmental authority of the United States or the State of New York, except such as have been obtained or effected under the 1933 Act, and
         (B) will not conflict with and do not result in a breach or violation of any law of the United States or the state of New York, or with respect to the United States or the State of New York, any judgement, decree or order of any court having jurisdiction over the Company or its properties.

             In giving their opinion, Cleary, Gottlieb, Steen & Hamilton may rely as to all matters governed by the laws of the United Kingdom upon the opinions rendered pursuant to Section 6(b) and (c) hereof.

             Cleary, Gottlieb, Steen & Hamilton shall additionally state that,

               (i) The Registration Statement (except the financial statements and schedules and other financial and statistical data included therein, and Exhibit 25, to the Form F-3, as to which they need express no view), at the time it became effective, and the Prospectus (except as aforesaid), as of the date thereof, appeared on their face to be appropriately responsive in all material respects to the requirements of the Securities Act and, if Offered Debt Securities are being issued, the 1939 Act, as amended, and the rules and regulations thereunder. In addition, they do not know of any contracts or other documents of a character required to be filed as exhibits to the Registration Statement or required to be described in the Registration Statement or the Prospectus that are not filed or described as required.

               (ii) No information has come to their attention that causes them to believe that (i) the Registration Statement including the documents incorporated by reference therein (except the financial statements and schedules and other financial and statistical data included therein, as to which they need express no view), at the time it became effective, contained they need any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

               (iii) No information has come to their attention that causes them to believe that the Prospectus including the documents incorporated by reference therein (except the financial statements and schedules and other financial and statistical data included therein, as to which they need express no view), as of the date thereof or hereof, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

       (e) At the applicable Closing Time, you shall have received a signed opinion of U.S. counsel for the Underwriters, dated as of the applicable Closing Time, together with signed or reproduced copies of such opinion for each of the other Underwriters, in form and substance reasonably satisfactory to you.

      (f) At the applicable Closing Time, you shall have received a signed opinion of English solicitors for the Underwriters, dated as of the applicable Closing Time, together with signed or reproduced copies of such opinion for each of the other Underwriters, in form and substance reasonably satisfactory to you.

      (g) At the applicable Closing Time, (i) there shall not have been, since the respective dates as of which information is given in the Registration Statement, any material adverse change in the financial condition, earnings or general affairs of the Company and its subsidiaries (considered as one enterprise), (ii) the Company shall have complied in all material respects with all agreements and satisfied all conditions on its part to be performed or satisfied at or prior to the Closing Time pursuant to this Agreement, the applicable Terms Agreement or the Deposit Agreement, if the Offered Securities include Shares or the Debt Security Deposit Agreement and the Designated Indenture, if the Offered Securities include Debt Securities, and (iii) each of the representations and warranties of the Company set forth in Section 1(a) shall be accurate in all material respects as though expressly made at and as of the applicable Closing Time. At the applicable Closing Time, you shall have received a certificate of the Chief Executive Officer or any other executive officer of the Company and the Chief Financial Officer or the Financial Controller of the Company, dated as of the applicable Closing Time, to such effect.

      (h) If such letter is being delivered less than 135 days after the date of the accountants' last audit of the Company's financial statements or their last review under SAS 71, on the date the applicable Terms Agreement is executed by the Company, you shall have received from KPMG Audit plc a letter, dated such date, in form and substance satisfactory to you, together with signed or reproduced copies of such letter for each of the other Underwriters, substantially in the form annexed hereto at Annex A.

      (i) At the applicable Closing Time, you shall have received from KPMG Audit plc a letter, in form and substance satisfactory to you and dated as of the applicable Closing Time, to the effect that they reaffirm the statements made in the letter furnished pursuant to Section 6(h), except that the specified date referred to shall be a date not more than five days prior to the applicable Closing Time.

      (j) If the Offered Securities include Shares, at the applicable Closing Time, Emmet, Marvin & Martin LLP, counsel to the Depositary, shall have furnished to the Underwriters their written opinion, dated the Closing Time, in form and substance reasonably satisfactory to you, to the effect that (a) the Deposit Agreement has been duly authorized, executed and delivered by the Depositary and constitutes a valid, binding and enforceable obligation of the Depositary and (b) the ADRs issued under and in accordance with the provisions of the Deposit Agreement to evidence the ADSs representing the Offered Debt Securities will entitle the holders thereof to the rights specified therein and in the Deposit Agreement.

      (k) If the Offered Securities include Debt Securities in the form of Book-Entry Debt Securities, at the applicable Closing Time, counsel to the Book-Entry Depositary shall have furnished to the Underwriters their written opinion, dated the Closing Time, in form and substance reasonably satisfactory to you, to the effect that (a) the Debt Security Deposit Agreement has been duly authorized, executed and delivered by the Book- Entry Depositary and constitutes a valid, binding and enforceable obligation of the Book-Entry Depositary and (b) the Book-Entry Debt Securities issued under and in accordance with the provisions of the Debt Security Deposit Agreement will entitle the holders thereof to the rights specified therein and in the Debt Security Deposit Agreement.

      (l) At the Closing Time, U.S. counsel and English solicitors for the Underwriters shall have been furnished with all such documents, certificates, resolutions and opinions as they may reasonably request for the purpose of enabling them to pass upon the issuance and sale of the Offered Securities as contemplated in this Agreement and the matters referred to in Sections 6(e) and 6(f) and in order to evidence the accuracy and completeness of any of the representations, warranties or statements of the Company, the performance of any of the covenants of the Company, or the fulfillment of any of the conditions herein contained; and all proceedings taken by the Company at or prior to the Closing Time in connection with the authorization, issuance and sale of the Offered Securities as contemplated in this Agreement shall be reasonably satisfactory in form and substance to you and to U.S. counsel and English solicitors for the Underwriters.

      (m) If the Terms Agreement provides that the Offered Securities shall be listed (i) on the New York Stock Exchange, then at the applicable Closing Time, the Offered Securities shall have been duly authorized for listing by the New York Stock Exchange, Inc. or (ii) on the London Stock Exchange plc, then at the applicable Closing Time the UKLA will have granted permission for the admission of the Offered Securities to the Official List subject to allotment and the London Stock Exchange plc will have granted permission for the admission of the Offered Securities to trading or (iii) on the Luxembourg Stock Exchange, then at the applicable Closing Time the Luxembourg Stock Exchange shall have authorized the Offered Securities for listing subject to their issuance.

      (n) Subsequent to the date of the applicable Terms Agreement, no downgrading shall have occurred in the rating accorded the Offered Securities by Moody's Investors Services, Inc. or Standard & Poor's Corporation.

      (o) Subsequent to the date of the applicable Terms Agreement, there shall not have been any change in U.S. or U.K. taxation directly and materially adversely affecting U.S. purchasers of the Offered Securities or the imposition of exchange controls by the United States or the United Kingdom directly and materially affecting the Company's ability to pay interest or dividends in U.S. dollars.

         If any of the conditions specified in this Section 6 shall not have been fulfilled when and as required by this Agreement to be fulfilled, the applicable Terms Agreement may be terminated by you on notice to the Company at any time at or prior to the Closing Time, and such termination shall be without liability of any party to any other party except as provided in Section 5 herein. Notwithstanding any such termination, the provisions of Sections 8, 9 and 10 herein shall remain in effect.

         SECTION 7. Conditions to Purchase of Option Securities. In the event that the Company grants to the Underwriters the option described in Section 3 to purchase all or any of the Option Securities, the Underwriters exercise such option and the Date of Delivery determined by you after consultation with the Company pursuant to Section 3 is later than the Closing Time, the obligations of the several Underwriters to purchase and pay for the Option Securities that they shall have respectively agreed to purchase pursuant to this Agreement are subject to the accuracy of the representations and warranties of the Company herein contained, to the performance by the Company of its obligations hereunder and to the following further conditions:

      (a) Each of the Registration Statement and the ADS Registration Statement (if the Offered Securities include Shares) shall remain effective at the Date of Delivery, and at the Date of Delivery no stop order suspending the effectiveness of the Registration Statement or the ADS Registration Statement (if the Offered Securities include Shares) shall have been issued under the 1933 Act and no proceedings for that purpose shall have been instituted or shall be pending or, to your knowledge or the knowledge of the Company, shall be contemplated by the Commission, and any request on the part of the Commission for additional information shall have been complied with to the reasonable satisfaction of counsel for the Underwriters.

      (b) At the Date of Delivery, the provisions of Section 6(g) shall have been complied with at and as of the Date of Delivery and, at the Date of Delivery, you shall have received a certificate of the Chief Executive Officer or any other executive officer of the Company, and the Chief Financial Officer or the Financial Controller of the Company, dated as of the Date of Delivery, to such effect.

      (c) At the Date of Delivery, you shall have received a signed opinion of the Group General Manager, Legal and Compliance, of HSBC Holdings plc, or the Deputy Group Legal Advisor to HSBC Holdings plc, in either case dated as of the Date of Delivery, together with signed or reproduced copies of such opinion for each of the Underwriters, relating to the Option Securities and otherwise to the same effect as the opinion required by Section 6(c).

      (d) At the Date of Delivery, you shall have received signed opinions from Norton Rose, English solicitors for the Company, Cleary, Gottlieb, Steen & Hamilton, U.S. counsel for the Company, Emmet, Marvin & Martin LLP, counsel for the Depositary, if the Offered Securities include Shares and the counsel for the Book-Entry Depositary, if the Offered Securities include Debt Securities, together with signed or reproduced copies of such opinions for each of the other Underwriters, in each case in form and substance satisfactory to counsel for the Underwriters, dated as of the Date of Delivery, relating to the Option Securities and otherwise to the same effect as the opinions required by Sections 6(b), 6(d), 6(j) and 6(k), respectively.

      (e) At the Date of Delivery, you shall have received the signed opinions of U.S. counsel for the Underwriters, and English solicitors for the Underwriters, dated as of the Date of Delivery, relating to the Option Securities and otherwise to the same effect as the opinions required by Sections 6(e) and 6(f), respectively.

      (f) At the Date of Delivery, you shall have received a letter from KPMG Audit plc, in form and substance satisfactory to you and dated as of the Date of Delivery, to the effect that they reaffirm the statements made in the respective letters furnished pursuant to Section 6(h) and 6(i), except that the specified date referred to shall be a date not more than five days prior to the Date of Delivery.

      (g) At the Date of Delivery, U.S. counsel and English solicitors for the Underwriters shall have been furnished with all such documents, certificates, resolutions and opinions as they may reasonably request for the purpose of enabling them to pass upon the issuance and sale of the Option Securities as contemplated in this Agreement and the matters referred to in Sections 6(e) and 6(f) in order to evidence the accuracy and completeness of any of the representations, warranties or statements of the Company, the performance of any of the covenants of the Company, or the fulfillment of any of the conditions herein contained; and all proceedings taken by the Company at or prior to the Date of Delivery in connection with the authorization, issuance and sale of the Option Securities as contemplated in this Agreement shall be reasonably satisfactory in form and substance to you and to U.S. counsel and English solicitors for the Underwriters.

         SECTION 8. Indemnification. (a) The Company agrees to indemnify and hold harmless each Underwriter and each person, if any, who controls any Underwriter within the meaning of Section 15 of the 1933 Act as follows:

               (i) against any and all loss, liability, claim, damage and expense whatsoever arising out of an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), the ADS Registration Statement (or any amendment thereto), if the Offered Securities include Shares, or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or arising out of an untrue statement or alleged untrue statement of a material fact included in any preliminary prospectus or the Prospectus (or any amendment or supplement thereto) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

               (ii) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based on any such untrue statement or omission, or any such alleged untrue statement or omission, provided such settlement is effected with the written consent of the Company; and

               (iii) against any and all expense whatsoever, as incurred (including fees and disbursements of counsel chosen by you), reasonably incurred in investigating, preparing or defending against any litigation or investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, to the extent that any such expense is not paid under subparagraph (i) or (ii) above;

               provided, however, that this indemnity does not apply to any loss, liability, claim, damage or expense to the extent arising out of an untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company by any Underwriter expressly for use in the Registration Statement (or any amendment thereto), the ADS Registration Statement (or any amendment thereto), if the Offered Securities include Shares, or any preliminary prospectus or the Prospectus (or any amendment or supplement thereto).

      (b) Each Underwriter severally agrees to indemnify and hold harmless the Company, its directors, each of its officers who signed the Registration Statement (including its authorized representative) or the ADS Registration Statement, its agent for service of process in the United States and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act, against any and all loss, liability, claim, damage and expense described in the indemnity contained in Section 8(a), as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendment thereto), the Prospectus (or any amendment or supplement thereto), the ADS Registration Statement (or any amendment thereto) in reliance upon and in conformity with written information furnished to the Company by such Underwriter expressly for use in the Registration Statement (or any amendment thereto), the ADS Registration Statement (or any amendment thereto), or such preliminary prospectus or the Prospectus (or any amendment or supplement thereto).

      (c) Each indemnified party shall give prompt notice to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. An indemnifying party may participate at its own expense in the defense of such action. In no event shall the indemnifying party or parties be liable for the fees and expenses of more than one counsel separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances.

         No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceedings by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification could be sought under this
Section 8 (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

         SECTION 9. Contribution. In order to provide for just and equitable contribution in circumstances under which the indemnity provided for in Section 8 is for any reason held to be unenforceable by the indemnified parties although applicable in accordance with its terms, the Company and the Underwriters of each offering of Offered Securities shall contribute to the aggregate losses, liabilities, claims, damages and expenses, as incurred, of the nature contemplated by said indemnity agreement incurred by the Company and one or more of such Underwriters in respect of such offering in such proportions as will reflect the relative benefits from the offering of such Offered Securities received by the Company on the one hand and by such Underwriters on the other hand, taking into account the portion of the proceeds of such offering realized by each, provided that, if the Offered Securities are offered by Underwriters at an initial public offering price set forth in a supplement to the Prospectus, the relative benefits shall be deemed to be such that the Underwriters shall be responsible for that portion of the aggregate losses, liabilities, claims, damages and expenses represented by the percentage that the underwriting discount appearing in such supplement bears to the initial public offering price appearing therein and the company shall be responsible for the balance; provided however, no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 9, each person, if any, who controls an Underwriter within the meaning of Section 15 of the 1933 Act shall have the same rights to contribution as such Underwriter, and each director of the Company, each officer of the Company who signed the Registration Statement (including its authorized representative), and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act shall have the same rights to contribution as the Company.

         SECTION 10. Representations Warranties and Agreements to Survive Delivery. The representations, warranties, indemnities, agreements and other statements of the Company or its officers set forth in or made pursuant to this Agreement will remain operative and in full force and effect regardless of any termination of this Agreement, or any investigation made by or on behalf of the Company or any Underwriter or controlling person and will survive delivery of and payment for any Offered Securities.

         SECTION 11. Termination of Agreement. (a) This Agreement shall be subject to termination in the absolute discretion of the Underwriters by notice given to the Company by the Underwriter or the Underwriters designated as the lead underwriter(s) with respect to an offering of Securities on behalf of the Underwriters at any time at or prior to the Closing Time, if prior to such time there has occurred any (A)(1) suspension of trading in any securities issued by the Company (other than in connection with a redemption of securities), or (2) suspension or material limitation of trading generally on or by, as the case may be, the New York Stock Exchange or the London Stock Exchange plc or the United States over-the-counter market or the establishment of minimum prices on either of such exchanges or such market in any of the foregoing cases by the Commission or such exchange or other regulatory or governmental body having jurisdiction,
(B) declaration of a general moratorium on commercial banking activities in New York or England by either Federal or New York State or English authorities, (C) outbreak or escalation of hostilities involving the United States or the United Kingdom, declaration of a national emergency or war by the United States or the United Kingdom or any other substantial international calamity or crisis or (D) material adverse change in the existing financial, political or general economic conditions in the United States or the United Kingdom, including any effect of international conditions on such conditions in the United States or the United Kingdom, that, in the reasonable judgment of the Underwriters is material and adverse and in the case of any of the events specified in clauses (C) or (D), such event singly or together with any other such event makes it, in the reasonable judgment of the Underwriters, impracticable to market or sell the Offered Debt Securities on the terms and in the manner contemplated herein.

         SECTION 12. Default by One or More of the Underwriters. If one or more of the Underwriters participating in an offering of Offered Securities shall fail at the applicable Closing Time to purchase the Offered Securities, in the form of Book-Entry Debt Securities, ADSs or otherwise, that it or they are obligated to purchase pursuant to the applicable Terms Agreement (the "Defaulted Securities"), you shall have the right, within 24 hours thereafter, to make arrangements for one or more of the non-defaulting Underwriters, or any other underwriters, to purchase all, but not less than all, of the Defaulted Securities in such amounts as may be agreed upon and upon the terms set forth in this Agreement; if, however, you have not completed such arrangements within such 24-hour period, then:

      (a) if the number of Defaulted Securities does not exceed 10% of the total number of Offered Securities to be purchased pursuant to such Terms Agreement, the non-defaulting Underwriters shall be obligated to purchase the full amount thereof in the proportions that their respective underwriting obligations bear to the underwriting obligations of all non-defaulting Underwriters, or

      (b) if the number of Defaulted Securities exceeds 10% of the total number of the Offered Securities to be purchased pursuant to such Terms Agreement, the applicable Terms Agreement shall terminate without liability on the part of any non-defaulting Underwriter.

         No action taken pursuant to this Section shall relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement and the applicable Terms Agreement.

         In the event of any such default that does not result in a termination of this Agreement, either you or the Company shall have the right to postpone the applicable Closing Time for a period not exceeding seven days in order to effect any required changes in the Registration Statement, ADS Registration Statement or Prospectus (including any supplement thereto) or in any other documents or arrangements. As used herein, the term "Underwriter" includes any person substituted for an Underwriter pursuant to this Section.

         SECTION 13. Default by the Company. If the Company shall fail at the Closing Time to sell and deliver the number of Offered Securities that it is obligated to sell pursuant to the applicable Terms Agreement, then the applicable Terms Agreement shall terminate without any liability on the part of any non-defaulting party except to the extent provided in Section 5 hereof and except that the provisions of Sections 8, 9 and 10 hereof shall remain in effect. No action taken pursuant to this Section shall relieve the Company from liability, if any, in respect of such default.

         SECTION 14. Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed to have been duly given if delivered, mailed or transmitted by any standard form of telecommunication. Notices to you or the Underwriters shall be directed to you c/o HSBC Bank plc at Thames Exchange, 10 Queen Street Place, London EC4R 1BQ, attention of Company Secretary; and notices to the Company shall be directed to it at 8 Canada Square, London E14 5HQ, attention of D J Flint, Group Finance Director.

         SECTION 15. Parties. This Agreement shall inure to the benefit of and be binding upon you and the Company and any Terms Agreement shall inure to the benefit of and be binding upon the Company and any Underwriter who becomes a party to a Terms Agreement and their respective successors. Nothing expressed or mentioned in this Agreement or a Terms Agreement is intended or shall be construed to give any person, firm or corporation, other than the parties hereto or thereto and their respective successors and the controlling persons and officers and directors referred to in Sections 8 and 9 and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or a Terms Agreement or any provision herein or therein contained. This Agreement and any Terms Agreement and all conditions and provisions hereof or thereof are intended to be for the sole and exclusive benefit of the parties and their respective successors and said controlling persons and officers and directors and their heirs and legal representatives, and for the benefit of no other person, firm or corporation. No purchaser of Offered Securities from any Underwriter shall be deemed to be a successor by reason merely of such purchase.

         SECTION 16. Submission to Jurisdiction. The Company irrevocably agrees that any suit, action or proceeding against the Company brought by any Underwriter or by any person who controls any Underwriter, arising out of or based upon this Agreement, the Designated Indenture or any applicable Terms Agreement or the transactions contemplated hereby or thereby may be instituted in any state or federal court in the Borough of Manhattan, The City of New York, New York, and irrevocably waives any objection which it may now or hereafter have to the laying of venue of any such suit, action or proceeding, and irrevocably submits to the nonexclusive jurisdiction of such courts in any such suit, action or proceeding. The Company has appointed HSBC Bank USA, 452 Fifth Avenue, New York, New York 10018-2706 (c/o Issuer Services) as its Authorized Agent (the "Authorized Agent") upon whom process may be served in any such suit, action or proceeding arising out of or based on this Agreement or the transactions contemplated hereby which may be instituted in any state or federal court in the Borough of Manhattan, The City of New York, New York, by any Underwriter or by any person who controls any Underwriter, and the Company expressly consents to the jurisdiction of any such court in respect of any such suit, action or proceeding, and waives any other requirements of or objections to personal jurisdiction with respect thereto. The Company represents and warrants that the Authorized Agent has agreed to act as said agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Authorized Agent and written notice of such service to the Company shall be deemed, in every respect, effective service of process upon the Company. Notwithstanding the foregoing, any suit, action or proceeding based on this Agreement or any Terms Agreement may be instituted by any Underwriter in any competent court in the United Kingdom.

         SECTION 17. Governing Law and Time. This Agreement shall be governed by the laws of the State of New York. Specified times of the day refer to New York City time.

         SECTION 18. Counterparts. This Agreement may be executed in one or more counterparts and, when a counterpart has been executed by each party, all such counterparts taken together shall constitute one and the same agreement. If the foregoing is in accordance with your understanding of our agreement, please sign and return to us a counterpart hereof.

                                              Very truly yours,


                                              HSBC HOLDINGS PLC



                                              By: /s/ DOUGLAS FLINT
                                                  -----------------------------
                                                  Name:  Douglas Flint
                                                  Title: Group Finance Director

Confirmed and accepted as of the date first above written:


                                              HSBC BANK PLC
                                              GOLDMAN, SACHS & CO.
                                              LEHMAN BROTHERS INTERNATIONAL
                                                (EUROPE)
                                              MORGAN STANLEY & CO. INTERNATIONAL
                                                LIMITED

                                              By: HSBC Bank plc


                                                  By: /s/ MOSSMAN ROUECHE
                                                      -------------------
                                                      Name: Mossman Roueche
                                                      Title:Head of Transaction
                                                      Development

                                     Annex A


We have audited, in accordance with auditing standards generally accepted in the United Kingdom and the United States, the consolidated balance sheets of HSBC Holdings plc and subsidiaries (the "Group") as of [ ], and the consolidated profit and loss accounts, statement of total consolidated recognised gains and losses, movement in consolidated shareholders' funds and consolidated cash flow statements for each of the years in the three year period ended [ ]. The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United Kingdom. The consolidated financial statements and our report with respect thereto, are included in the Group's annual report on Form 20F/A for the year ended [ ] and incorporated by reference in the registration statement (no. 333-[ ]) on Form F-3 filed by HSBC Holdings plc under the Securities Act of 1933 (the "Act"). We have also reviewed, in accordance with standards issued by the U.K. Auditing Practices Board and the U.S. American Institute of Certified Public Accountants, the unaudited consolidated financial statements as of [ ] and for the six-month period then ended, as indicated in our report dated [ ] which were included in the Group's interim report on form 6-K dated [ ] and, which is incorporated by reference in the registration statement. The registration statement, as amended on [ ], is herein referred to as the "Registration Statement."

In connection with the Registration Statement:

1. We are independent auditors with respect to the Group within the meaning of the Act and the applicable rules and regulations thereunder adopted by the U.S. Securities and Exchange Commission (the "SEC").

 2. In our opinion, the consolidated financial statements audited by us and incorporated by reference in the Registration Statement comply as to form in all material respects with the applicable accounting requirements of the Act and the Securities Exchange Act of 1934 (the "Exchange Act") and the related rules and regulations adopted by the SEC.

 3. We have not audited any financial statements of the Group as of any date or for any period subsequent to [ ]; although we have conducted an audit for the year ended [ ], the purpose (and therefore the scope) of the audit was to enable us to express our opinion on the consolidated financial statements as at [ ], and for the year then ended but not on the financial statements for any interim period within that year. Therefore, we are unable to and do not express any opinion on the unaudited consolidated balance sheet as at [ ], and unaudited consolidated profit and loss accounts for the six month period ended [ ] incorporated by reference in the Registration Statement or on the financial position, results of operations, or cash flows as of any date or for any period subsequent to [ ].

 4. For purposes of this letter we have read the [ ] minutes of meetings of the shareholders, the Board of Directors, Executive and Audit Committees of HSBC Holdings plc as set forth in the minutes books at [ ], officials of the Group having advised us that the minutes of all such meetings up to that date were set forth therein; we have carried out other procedures to [ ] as follows (our work did not extend to the period from [ ] to [ ], inclusive):

 a.   With respect to the six-month periods ended [        ], we have:

     (i) Performed the procedures specified by the American Institute of Certified Public Accountants for a review of interim financial information as described in SAS No. 71, Interim Financial Information, on the unaudited consolidated balance sheet as at [ ], and unaudited consolidated profit and loss account, statement of total consolidated recognised gains and losses, movement in consolidated shareholders' funds and consolidated cash flow statements for the six month period ended [ ] incorporated by reference in the Registration Statement.

     (ii) Inquired of certain officials of the Group who have responsibility for financial and accounting matters regarding whether the unaudited consolidated financial statements referred to in 4a(i) are stated on a basis substantially consistent with that of the audited consolidated financial statements incorporated by reference in the Registration Statement.

b.    With respect to the period from [       ] to [       ] we have--

     (i) Read the unaudited incomplete consolidated financial statements [ ]of the Group for the three months ended [ ] as set out in the "the Quarterly Board Report" furnished to us by the Group (incomplete in that they omit statement of total recognized gains and losses, reconciliation of movements in consolidated shareholders' funds, consolidated cashflow statement and other disclosures) officials of the Group who have responsibility for financial and accounting matters having advised us that no such financial statements as of any date or for any period subsequent to [ ], were available.

     (ii) Inquired of certain officials of the Group who have responsibility for financial and accounting matters whether the unaudited incomplete consolidated financial statements referred to in b(i) are stated on a basis substantially consistent with that of the audited consolidated financial statements incorporated by reference in the registration statement.

    The foregoing procedures do not constitute an audit conducted in accordance with generally accepted auditing standards. Also, they would not necessarily reveal matters of significance with respect to the comments in the following paragraph. Accordingly, we make no representation regarding the sufficiency of the foregoing procedures for your purposes.



5. Nothing came to our attention as a result of the foregoing procedures, however, that caused us to believe that:

     (i) any material modification should be made to the unaudited consolidated financial statements described in 4a(i), incorporated by reference in the Registration Statement for them to be in conformity with generally accepted accounting principles in the United Kingdom;

    (ii) the unaudited consolidated financial statements described in 4a(i), incorporated by reference in the Registration Statement are not stated on a basis substantially consistent with that of the audited consolidated financial statements incorporated by reference in the Registration Statement;

   (iii) (1) at [ ], except in all instances for changes, increases or decreases that the Registration Statement discloses have occurred or may occur, there was any change in share capital, an increase in consolidated loan capital or a decrease in consolidated shareholders' funds of the Group as compared with amounts shown on the [ ] unaudited consolidated balance sheet incorporated by reference in the Registration Statement, or (2) for the period from [ ] to [ ] the Group did not record a net profit.

6. As mentioned in 4b(i) officials of the Group who have responsibility for financial and accounting matters have advised us that no unaudited consolidated financial statements for any date or for any period subsequent to [ ] are available; accordingly, the procedures carried out by us with respect to changes in consolidated financial statement items after [ ], have, of necessity, been even more limited than those with respect to the periods referred to in 4(a) and 4(b). We have inquired of officials of the Group who have responsibility for financial and accounting matters whether:

     (i) at [ ], there was any change in the Company's issued share capital (other than shares issued under profit sharing or share option schemes or scrip dividend elections), increase in consolidated loan capital or any decreases in shareholders' funds of the Group as compared with amounts shown on the [ ] unaudited consolidated balance sheet included in the 6-K dated [ ] incorporated by reference in the Registration Statement. Those officials stated that there were no such changes, increases or decreases.

    (ii)  for the period from [           ] to [                  ], the Group
          recorded a profit.  Those officials  confirmed that this was the case.

7. At your request, we have also read the items identified by you on the attached copy of the pages selected by you that were incorporated by reference in the Registration Statement (Management Discussion and Analysis included in the Group's interim report on Form 6-K dated [ ]), and have performed the following procedures, which were applied as indicated with respect to the symbols explained below. With respect to these items, we make no comment as to the Group's determination as to what constitutes the appropriate presentation, disclosures and explanations or causal relationships of such items.

          A Compared the amount to the Group's audited consolidated financial statements incorporated by reference in the Registration Statement and found it to be in agreement.

          R Compared the amount to the Group's unaudited interim consolidated financial statements incorporated by refernce and found it to be in agreement.

          B Compared the amount or ratio to the corresponding amount or ratio in a schedule, report or analysis prepared by management of the Group (management of the Group having indicated that such schedules were prepared from the Group's accounting records) and found it to be in agreement.

          C Recalculated from the information contained in the Group's audited consolidated financial statements referred to in procedure A above without exception.

          C' Recalculated from the information contained in the Group's unaudited interim consolidated financial statements referred to in procedure A above without exception.

          D Compared the financial information set out on page [ ] of the Registration Statement under the heading `Capitalisation' of HSBC Holdings plc and its subsidiary undertakings to the unaudited balance sheet as at [ ] incorporated by reference in the Registration Statement and found it to be in agreement.

          E Compared the amount or ratio to the corresponding amount or ratio in a schedule, report or analysis prepared by management of the Group and found it to be in agreement


    For purposes of reporting our findings, in those instances in which one or more of the compared amounts or percentages stated were rounded to some degree and the amounts or percentages were in agreement, except that they were not rounded to the same degree, we have nevertheless stated that we found the compared amounts and percentages to be in agreement.

                                HSBC HOLDINGS PLC
                 5.25% Subordinated Notes due December 12, 2012


                                 TERMS AGREEMENT
                                 ---------------



To:      HSBC Holdings plc                               Dated: December 5, 2002
         8 Canada Square
         London E14 5HQ, England
         Attention:  A. Craig

Re:      Purchase Agreement dated December 5, 2002

Gentlemen and Ladies:

         We (the "Underwriters") understand that HSBC Holdings plc, a public limited company incorporated under the laws of England and Wales, proposes to issue and sell $1,400,000,000 aggregate principal amount of its subordinated debt securities (the "Offered Debt Securities"). This Agreement is the applicable Terms Agreement referred to in the purchase agreement dated December 5, 2002, (the "Purchase Agreement") which is incorporated by reference herein in its entirety and made a part hereof, provided that the Underwriters agree that
(i) Section 6(m) of the Purchase Agreement will not apply, (ii) Section 4(e) of the Purchase Agreement shall be amended to read "the Company will use its best efforts to effect the authorization of the Offered Securities for listing on the New York Stock Exchange, Inc. as soon as reasonably practicable" (iii) the Underwriters will not require a Blue Sky Survey and (iv) since there shall be no deposit of the Debt Securities under the Debt Securities Deposit Agreement, (a) Sections 1(b)(ii) and 1(b)(iv) of the Purchase Agreement will not apply, (b) no opinions shall be required to be delivered with respect to the Book-Entry Debt Securities or the Debt Security Deposit Agreement or from counsel to the Book-Entry Depositary, (c) references to the deposit of the Debt Securities under the Debt Security Deposit Agreement will be to the issuance of the Offered Debt Securities under the Designated Indenture, (d) references to the Book-Entry Debt Securities will be to the Offered Debt Securities, (e) references to the Debt Security Deposit Agreement or Debt Securities Deposit Agreement will be to the Designated Indenture (except where the relevant clause already applies to the Designated Indenture in which case the reference to the Debt Security Deposit Agreement will be deleted) and (f) any officer's certificate required to be delivered under the Purchase Agreement as a condition precedent may be delivered by any officer or director of the Company authorised by the Company to do so. Subject to the terms and conditions set forth herein in Schedule II hereto or incorporated by reference herein, the Underwriters offer to purchase, severally and not jointly, the respective amounts of Offered Debt Securities set forth in Schedule I hereto at the Purchase Price set out in Schedule II hereto.

         Any action by the Underwriters hereunder may be taken by HSBC Bank plc on behalf of the Underwriters, and any such action taken by HSBC Bank plc shall be binding upon the Underwriters.

                                              HSBC BANK PLC
                                              GOLDMAN, SACHS & CO.
                                              LEHMAN BROTHERS INTERNATIONAL
                                                (EUROPE)
                                              MORGAN STANLEY & CO. INTERNATIONAL
                                                LIMITED


                                              By: HSBC Bank plc


                                                  By: /s/ MOSSMAN ROUECHE
                                                      -------------------
                                                      Name:  Mossman Roueche
                                                      Title: Head of Transaction
                                                             Development




Accepted:

HSBC HOLDINGS PLC

By:  /s/ DOUGLAS FLINT
     -----------------------------
     Name:  Douglas Flint
     Title: Group Finance Director

                                                                      SCHEDULE I



  Name of Underwriter
  -------------------                                    Principal Amount of
                                                        Offered Debt Securities
                                                        -----------------------

HSBC Bank plc..........................................     $1,295,000,000
Goldman, Sachs & Co....................................     $35,000,000
Lehman Brothers International (Europe).................     $35,000,000
Morgan Stanley & Co. International Limited.............     $35,000,000
                                                            ------------------
         TOTAL.........................................     $1,400,000,000

                                                                     SCHEDULE II

                             Offered Debt Securities
                             -----------------------

Title of Offered Debt Securities:    5.25% Subordinated Notes due
                                     December 12, 2012

Principal amount to be issued:       $1,400,000,000

Current ratings:                     Moody's Investors Service, Inc.: A1
                                     Standard & Poor's Ratings Group: A
                                     Fitch IBCA: A+

Interest rate or formula:            5.25%, calculated on the basis of
                                     a 360-day year consisting of twelve
                                     30-day months

Interest due dates:                  June 12 and December 12 of each year,
                                     commencing June 12, 2003

Date of maturity:                    December 12, 2012

Initial public offering price:       99.739% of the principal amount

Purchase Price:                      99.289% of the principal amount
                                     (payable in same-day funds)

Listing: Application will be made to list the Offered Debt Securities on the New York Stock Exchange.

Closing time and location:           10.00 a.m., New York time, on
                                     December 12, 2002 at the offices of
                                     Shearman & Sterling, Broadgate West, 9
                                     Appold Street, London EC2A 2AP, England.
                                     Payment for the Offered Debt Securities
                                     shall be made against delivery at the
                                     Closing Time to or to the order of
                                     the Underwriters.

Overallotment option:                None

Other Terms:                         Additional terms relating to the
                                     Offered Debt Securities are as
                                     set forth in the Prospectus, as
                                     supplemented by the Prospectus
                                     Supplement.  To the extent that
                                     terms in the Prospectus Supplement
                                     are inconsistent with or supersede
                                     terms in the Prospectus, the terms
                                     of the Offered Debt Securities
                                     are as they appear in the Prospectus
                                     Supplement.

                                HSBC HOLDINGS PLC

                                     Issuer

                                       TO

                              THE BANK OF NEW YORK

                                     Trustee


                               -------------------

                                    INDENTURE

                                   Dated as of

                               December 10, 2002
                              ---------------------


                                 Debt Securities

Reconciliation and tie between Trust Indenture Act of 1939, as amended by the Trust Indenture Reform Act of 1990, and Indenture dated as of December 10, 2002.

      Trust Indenture Act Section                   Indenture Section

ss. 310(a)(1)                                             6.09
(a)(2)                                                    6.09
(a)(3)                                                     N.A.
(a)(4)                                                     N.A.
(a)(5)                                                    6.09
(b)                                                    6.08, 6.10
(c)                                                        N.A
ss.311(a)                                                  6.13
(b)                                                       6.13
(c)                                                        N.A
ss. 312(a)                                              7.01, 7.02(a)
(b)                                                      7.02(b)
(c)                                                      7.02(c)
ss. 313(a)                                                  7.03
(b)                                                       7.03
(c)                                                       7.03
(d)                                                       7.03
ss. 314(a)                                                  7.04
(a)(4)                                                    10.05
(b)                                                        N.A
(c)(1)                                                    1.02
(c)(2)                                                    1.02
(c)(3)                                                     N.A
(d)                                                        N.A
(e)                                                       1.02
ss. 315(a)                                                6.01
(b)                                                   6.02, 7.03(a)
(c)                                                      6.01(b)
(d)                                                      6.01(c)
(e)                                                       5.14
ss.316 (a)(1)(A)                                           5.02
(a)(1)(B)                                                5.13
(a)(2)                                                     N.A
(b)                                                       5.08
(c)                                                      1.04(f)
ss. 317(a)(1)                                               5.03
(a)(2)                                                    5.04
(b)                                                       10.03
ss.318(a)                                                    7


--------------

Note: This reconciliation and tie shall not, for any purpose, be deemed to be a part of the Indenture.

                                TABLE OF CONTENTS
                                                                           Page
                                                                           ----
                                   ARTICLE ONE

             DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

Section 1.01.  Definitions...................................................1

Section 1.02.  Compliance Certificates and Opinions.........................10

Section 1.03.  Form of Documents Delivered to Trustee.......................11

Section 1.04.  Acts of Holders; Record Dates................................11

Section 1.05.  Notices, etc., to Trustee or Company.........................13

Section 1.06.  Notice to Holders; Waiver....................................14

Section 1.07.  Conflict with Trust Indenture Act............................15

Section 1.08.  Effect of Headings and Table of Contents.....................15

Section 1.09.  Successors and Assigns.......................................15

Section 1.10.  Separability Clause..........................................15

Section 1.11.  Benefits of Indenture........................................15

Section 1.12.  Governing Law................................................15

Section 1.13.  Legal Holidays...............................................16

Section 1.14.  Immunity of Incorporators, Stockholders,
               Officers and Directors.......................................16

Section 1.15.  Appointment of Agent; Submission to Jurisdiction;
               Waiver of Immunity...........................................16

                                   ARTICLE TWO

                            FORMS OF DEBT SECURITIES

Section 2.01.  orms Generally..............................................17

Section 2.02.  orm of Debt Securities......................................17

Section 2.03.  orm of Trustee's Certificate of Authentication..............18

Section 2.04.  orm of Trustee's Certificate of
               uthentication by an Authenticating Agent....................18

                                  ARTICLE THREE

                               THE DEBT SECURITIES

Section 3.01.  Amount Unlimited; Issuable in Series.........................20

Section 3.02.  Denominations................................................23

Section 3.03.  Execution, Authentication, Delivery and Dating...............23

Section 3.04.  Temporary Debt Securities....................................26

Section 3.05.  Registration, Registration of Transfer and Exchange..........27

Section 3.06.  Mutilated, Destroyed, Lost and Stolen Debt Securities........32

Section 3.07.  Payment of Interest; Interest Rights Preserved...............33

Section 3.08.  Persons Deemed Owners........................................35

Section 3.09.  Cancellation.................................................36

Section 3.10.  Computation of Interest......................................36

Section 3.11.  Payment in Currencies........................................36

Section 3.12.  Certification by a Person Entitled to
               Delivery of a Bearer Security................................38

                                  ARTICLE FOUR

                           SATISFACTION AND DISCHARGE

Section 4.01.  Satisfaction and Discharge...................................38

Section 4.02.  Application of Trust Money...................................40

                                  ARTICLE FIVE

                                    REMEDIES

Section 5.01.  Events of Default............................................40

Section 5.02.  Acceleration of Maturity; Rescission and Annulment...........41

Section 5.03.  Defaults; Collection of Indebtedness and Suits
               for Enforcement by Trustee...................................41

Section 5.04.  Trustee May File Proofs of Claim.............................43

Section 5.05.  Trustee May Enforce Claims Without Possession of
               Debt Securities or Coupons...................................44

Section 5.06.  Application of Money Collected...............................44

Section 5.07.  Limitation on Suits..........................................44

Section 5.08.  Unconditional Right of Holders to Receive Any
               Principal, Premium and Interest..............................45

Section 5.09.  Restoration of Rights and Remedies...........................45

Section 5.10.  Rights and Remedies Cumulative...............................45

Section 5.11.  Delay or Omission Not Waiver.................................46

Section 5.12.  Control by Holders of Debt Securities........................46

Section 5.13.  Waiver of Past Defaults......................................46

Section 5.14.  Undertaking for Costs........................................47

                                   ARTICLE SIX

                                   THE TRUSTEE

Section 6.01.  Certain Duties and Responsibilities..........................47

Section 6.02.  Notice of Defaults...........................................48

Section 6.03.  Certain Rights of Trustee....................................49

Section 6.04.  Not Responsible for Recitals or Issuance
               of Debt Securities...........................................50

Section 6.05.  May Hold Debt Securities or Coupons..........................50

Section 6.06.  Money Held in Trust..........................................50

Section 6.07.  Compensation and Reimbursement...............................51

Section 6.08.  Disqualification; Conflicting Interests......................51

Section 6.09.  Corporate Trustee Required; Eligibility......................52

Section 6.10.  Resignation and Removal; Appointment of Successor............52

Section 6.11.  Acceptance of Appointment by Successor.......................54

Section 6.12.  Merger, Conversion, Consolidation or
               Succession to Business.......................................55

Section 6.13.  Preferential Collection of Claims Against Company............55

Section 6.14.  Appointment of Authenticating Agent..........................55

                                  ARTICLE SEVEN

                HOLDERS LISTS AND REPORTS BY TRUSTEE AND COMPANY

Section 7.01.  Company to Furnish Trustee Names and Addresses of Holders....56

Section 7.02.  Preservation of Information; Communications to Holders.......57

Section 7.03.  Reports by Trustee...........................................58

Section 7.04.  Reports by Company...........................................58

                                  ARTICLE EIGHT

              CONSOLIDATION, MERGER, CONVEYANCE, TRANSFER OR LEASE

Section 8.01.  Company May Consolidate, etc., Only on Certain Terms.........59

Section 8.02.  Successor Person Substituted.................................59

Section 8.03.  Assumption of Obligations....................................60

                                  ARTICLE NINE

                             SUPPLEMENTAL INDENTURES

Section 9.01.  Supplemental Indentures Without Consent of Holders...........61

Section 9.02.  Supplemental Indentures With Consent of Holders..............62

Section 9.03.  Execution of Supplemental Indentures.........................63

Section 9.04.  Effect of Supplemental Indentures............................64

Section 9.05.  Conformity with Trust Indenture Act and
               Financial Services Authority Requirements....................64

Section 9.06.  Reference in Debt Securities to Supplemental Indentures......64

                                   ARTICLE TEN

                                    COVENANTS

Section 10.01. Payment of Any Principal, Premium or Interest................64

Section 10.02. Maintenance of Office or Agency..............................65

Section 10.03. Money for Debt Securities Payments to be Held in Trust.......66

Section 10.04. Payment of Additional Amounts................................67

Section 10.05. Officer's Certificate as to Compliance
               with Indenture and Default...................................69

Section 10.06. Waiver of Certain Covenants..................................69

                                 ARTICLE ELEVEN

                          REDEMPTION OF DEBT SECURITIES

Section 11.01. Applicability of Article.....................................70

Section 11.02. Election to Redeem; Notice to Trustee........................70

Section 11.03. Selection by Trustee of Debt Securities to be Redeemed.......70

Section 11.04. Notice of Redemption.........................................71

Section 11.05. Deposit of Redemption Price..................................72

Section 11.06. Debt Securities Payable on Redemption Date...................72

Section 11.07. Debt Securities Redeemed in Part.............................73

Section 11.08. Optional Redemption in the Event of
               Change in Tax Treatment......................................73

                                 ARTICLE TWELVE

                        SUBORDINATION OF DEBT SECURITIES

Section 12.01. Debt Securities Subordinate to Certain Creditors.............74

Section 12.02. Provisions Solely to Define Relative Rights..................78

Section 12.03. Trustee to Effectuate Subordination..........................79

Section 12.04. No Waiver of Subordination Provisions........................79

Section 12.05. Notice to Trustee............................................79

Section 12.06. Reliance on Judicial Order or Certificate
               of Liquidating Agent.........................................80

Section 12.07. Trustee Not Fiduciary for Holders of Claims..................80

Section 12.08. Rights of Trustee as Holder of Claims;
               Preservation of Trustee's Rights.............................80

Section 12.09. Article Applicable to Paying Agents..........................80

Section 12.10. Governing Law................................................81

Section 12.11. Third Party Rights...........................................81

                                ARTICLE THIRTEEN

                    EXCHANGE OR CONVERSION OF DEBT SECURITIES

Section 13.01. Applicability of Article.....................................81

Section 13.02. Election to Exchange or Convert; Notice to Trustee...........81

Section 13.03. Notice of Exchange or Conversion.............................81

Section 13.04. Deposit of Interest..........................................82

Section 13.05. Surrender of Debt Securities.................................82

Section 13.06. Issuance of Exchange Securities or Conversion Securities.....82

Section 13.07. Effect of Exchange or Conversion.............................82

Section 13.08. Legal and Regulatory Compliance..............................83

Section 13.09. Taxes and Charges............................................83

Section 13.10. Trustee Not Liable...........................................84

                                ARTICLE FOURTEEN

                                   DEFEASANCE

Section 14.01. Applicability of Article.....................................84

Section 14.02. Defeasance Upon Deposit of Moneys or U.S.
               Government Obligations.......................................84

Section 14.03. Deposited Moneys and U.S. Government
               Obligations to be Held in Trust..............................86

Section 14.04. Repayment to Company.........................................86

Section 14.05. Indemnity for U.S. Government Obligations....................86

                                 ARTICLE FIFTEEN

                     MEETINGS OF HOLDERS OF DEBT SECURITIES

Section 15.01. Rules by Trustee, Paying Agent and Registrar.................87

          INDENTURE dated as of December 10, 2002, between HSBC Holdings plc, a public limited company duly organized and existing under the laws of England and Wales (hereinafter called the "Company"), having its principal office at 8 Canada Square, London E14 5HQ, England, and The Bank of New York, a New York banking corporation, as Trustee (hereinafter called the "Trustee"), on the date hereof having its principal corporate trust office located at 101 Barclay Street, Floor 21 West, New York, New York 10286.

          RECITALS OF THE COMPANY

          The Company has heretofore duly authorized the execution and delivery of this Indenture to provide for the issuance from time to time of its subordinated debt securities with a specified date for Maturity (herein called the " Debt Securities"), to be issued in one or more series as in this Indenture provided.

          All things necessary have been done to make this Indenture a valid agreement of the Company, in accordance with its terms.

          NOW, THEREFORE, THIS INDENTURE WITNESSETH:

          For and in consideration of the premises and the purchase of the Debt Securities by the Holders thereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of the Debt Securities or of any series thereof, as follows:
                                   ARTICLE ONE

          DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

          SECTION 1.01. Definitions. For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:

          (1) the terms defined in this Article have the meanings assigned to them in this Article, unless otherwise specified pursuant to Section 3.01 with respect to the Debt Securities of any series, and include the plural as well as the singular;

          (2) all other terms used herein that are defined in the Trust Indenture Act, either directly or by reference therein, have the meanings assigned to them therein;

          (3) the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.

Certain terms, used principally in Article Six, are defined in that Article.

          "Act" when used with respect to any Holder has the meaning specified in Section 1.04.

          "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any specified Person means the possession, direct or indirect, of the power to cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling", "controlled" and "under common control with" have meanings correlative to the foregoing.

          "Assets" means the unconsolidated gross assets (including contingencies) of the Company, as shown in the latest published balance sheet having the benefit of an unqualified Auditors' report, but with such adjustments as the Auditors or, if the Company is in winding up, the liquidator shall determine in their or his report given in accordance with Section 12.01(c)(ii).

          "Auditors" means the auditors for the time being of the Company or, if there shall be joint auditors of the Company, any one of such joint auditors or, in the event of their being unable or unwilling to carry out any action requested of them pursuant to the provisions of these presents, such other firm of internationally recognized accountants as may be nominated by the Company.

          "Authenticating Agent" means any Person authorized by the Trustee pursuant to Section 6.14 to act on behalf of the Trustee to authenticate Debt Securities of one or more series.

          "Authorized Newspaper" means a newspaper in an official language of the country of publication or in the English language customarily published on each Business Day, whether or not published on Saturdays, Sundays or holidays, and of general circulation in the place in connection with which the term is used or in the financial community of such place. Where successive publications are required to be made in Authorized Newspapers, the successive publications may be made in the same or in different newspapers in the same city meeting the foregoing requirements and in each case on any Business Day. Unless otherwise specified pursuant to Section 3.01 with respect to the Debt Securities of any series, the Authorized Newspaper in New York City shall be The Wall Street Journal, in London shall be the Financial Times and in Luxembourg shall be the Luxemburger Wort.

          "Bearer Security" means any Debt Security described in Section 2.02 that is payable to bearer.

          "Board of Directors" means the board of directors of the Company, or any duly authorized committee of that board or any one or more directors and/or officers of the Company to whom such board or any such committee shall have duly delegated its authority.

          "Board Resolution" means a copy of a resolution certified by the Secretary of the Company to have been duly adopted by the Board of Directors of the Company and to be in full force and effect on the date of such certification, and delivered to the Trustee.

          "Business Day", when used with respect to any Place of Payment or any other location, means, except as may otherwise be provided with respect to a particular series of Debt Securities, a weekday that is not a day on which banking institutions are authorized or obligated by law or executive order to close in any jurisdiction in which payments with respect to such series are payable.

          "Commission" means the Securities and Exchange Commission, as from time to time constituted, created under the Securities Exchange Act of 1934, as amended, or, if at any time after the execution of this instrument such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

          "Company" means the Person named as the "Company" in the first paragraph of this instrument until a successor corporation shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Company" shall mean such successor corporation.

          "Company Request" and "Company Order" mean, respectively, a written request or order signed in the name of the Company by an authorized officer of the Company and delivered to the Trustee.

          "Conversion" has the meaning specified in Section 3.01(22)

          "Conversion Securities" has the meaning specified in Section 3.01(22).

          "Corporate Trust Office" means the principal corporate trust office of the Trustee at which at any particular time its corporate trust business shall be administered which on the date hereof is located at 101 Barclay Street, Floor 21 West, New York, New York 10286, Attention: Corporate Trust Administration.

          The term "corporation" includes corporations, associations, companies, joint stock companies, trusts and business trusts.

          "Coupon" means any interest coupon appertaining to a Bearer Security.

          "Debt Securities" has the meaning stated in the first recital of this Indenture and more particularly means any Debt Securities authenticated and delivered under this Indenture.

          "Debt Security Deposit Agreement" means the deposit agreement, as may be entered into from time to time between the Company, the Depositary and holders from time to time of book-entry Debt Securities.

          "Default" has the meaning specified in Section 5.03.

          "Defaulted Interest" has the meaning specified in Section 3.07.

          "Deferral Notice" means a notice from the Company to the Trustee, given in the manner prescribed in Section 1.05(1) that the Company will not pay interest or principal on any Debt Security on an Interest Payment Date or the Maturity Date, as the case may be, and will accordingly defer such payment of interest or principal as specified in Section 5.03.

          "Depositary" means, with respect to the Debt Securities of any series issuable or issued in whole or in part in the form of one or more Global Securities, the Person designated as Depositary by the Company pursuant to
Section 3.01 until a successor Depositary shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Depositary" shall mean or include each Person who is then a Depositary hereunder, and if at any time there is more than one such Person, "Depositary" as used with respect to the Debt Securities of any such series shall mean the Depositary with respect to the Debt Securities of that series.

          "Discount Debt Security" means any Debt Security, which provides for an amount (excluding any amounts attributable to accrued but unpaid interest thereon) less than the principal amount thereof to be due and payable upon a declaration of the Maturity thereof pursuant to Section 5.02.

          "Dollar" or "$" means the coin or currency of the United States of America that as at the time of payment is legal tender for the payment of public and private debts.

          "DTC" means, with respect to the Debt Securities of any series issuable or issued in whole or in part in the form of one or more Global Securities, The Depository Trust Company, its nominees and their respective successors and assigns, or such other depositary institution hereinafter appointed by the Company that is a clearing agency registered under the Exchange Act.

          "Euro" or "(euro)" means the single currency adopted by those states participating in the European Monetary Union from time to time.

          "Event Date" has the meaning specified in Section 3.01(22).

          "Event of Default" has the meaning specified in Section 5.01.

          "Exchange" has the meaning specified in Section 3.01(22).

          "Exchange Securities" has the meaning specified in Section 3.01(22).

          "Exchange Rate" means (a) with respect to Dollars in which payment is to be made on Debt Securities denominated in a Foreign Currency, the noon Dollar buying rate in The City of New York for cable transfers payable in such Foreign Currency on the applicable Regular or Special Record Date or the fifteenth day immediately preceding the Maturity of any principal, as the case may be, as certified for customs purposes by the Federal Reserve Bank of New York, (b) with respect to a Foreign Currency in which payment is to be made on Debt Securities denominated in Dollars or converted into Dollars pursuant to Section 3.11(d), the noon Dollar selling rate in The City of New York for cable transfers payable in such Foreign Currency on the applicable Regular or Special Record Date or the fifteenth day immediately preceding the Maturity of any principal, as the case may be, as certified for customs purposes by the Federal Reserve Bank of New York, and (c) with respect to a Foreign Currency in which payment is to be made on Debt Securities denominated in a different Foreign Currency, the exchange rate between such Foreign Currencies determined in the manner specified pursuant to Section 3.01(18). If for any reason such rates are not available with respect to one or more currencies for which an Exchange Rate is required, the Exchange Rate Agent shall use, in its sole discretion and without liability on its part, such quotation of the Federal Reserve Bank of New York as of the most recent available date, or quotations from one or more major banks in The City of New York or in the country of issue of the currency in question, or such other quotations as the Exchange Rate Agent shall deem appropriate. Unless otherwise specified by the Exchange Rate Agent if there is more than one market for dealing in any currency by reason of foreign exchange regulations or otherwise, the market to be used in respect of such currency shall be that upon which a nonresident issuer of securities denominated in such currency would purchase such currency in order to make payments in respect of such securities.

          "Exchange Rate Agent" means the Person, which may be the Company, the Paying Agent or a bank or financial institution designated by the Company to perform the functions of Exchange Rate Agent with respect to the Debt Securities of a series.

          "Exchange Rate Agent's Certificate", with respect to any date for the payment of any principal, premium or interest in respect of the Debt Securities of any series, means a certificate setting forth the applicable Exchange Rate or Rates as of the applicable Regular or Special Record Date or the fifteenth day immediately preceding the Maturity of any principal, as the case may be, and the amounts payable in Dollars and Foreign Currencies in respect of any principal, premium or interest in respect of Debt Securities denominated in Euro or any Foreign Currency, and signed by or on behalf of the Exchange Rate Agent and delivered to the Trustee and the Paying Agent.

          "Foreign Currency" means a currency issued by the government of any country other than the United States of America.

          "Global Security" means a Registered or Bearer Security evidencing all or any part of the Debt Securities of a series, issued to the Depositary for such series in accordance with Section 3.03(c).

          "Holder" means with respect to a Registered Security, the Person in whose name such Registered Security is registered in the Register and, with respect to a Bearer Security or a Coupon, the bearer thereof.

          "Indenture" means this instrument as originally executed or as it may from time to time be supplemented, amended or restated by or pursuant to one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof and, unless the context otherwise requires, shall include the terms of the Debt Securities of each series established as contemplated by
Section 3.01.

          "Indexed Security" means any Debt Security that is a Principal Indexed Security or an Interest Indexed Security, or both, and any other Debt Security that is specified as an Indexed Security pursuant to Section 3.01.

          The term "interest", when used with respect to a Discount Security, which by its terms bears interest only after Maturity, means interest payable after Maturity.

          "Interest Indexed Security" means any Debt Security (including any Principal Indexed Security) that provides that the amount of interest payable in respect thereof shall be determined by reference to an index based on a currency or currencies or on the price or prices of one or more commodities or securities, by reference to changes in the price or prices of one or more currencies, commodities or securities or otherwise by application of a formula.

          "Interest Payment Date", with respect to any Debt Security, means the Stated Maturity of an installment of any interest on such Debt Security; provided, however, that, unless otherwise provided as contemplated by Section
3.01 with respect to the Debt Securities of any series, if the Company does not pay any installment of interest on the pertinent Interest Payment Date the obligation to make such payment and such Interest Payment Date shall be deferred until the date upon which a dividend is paid on any class of share capital of the Company.

          "Liabilities" means the unconsolidated gross liabilities (including contingencies) of the Company, as shown in the latest published balance sheet having the benefit of an unqualified Auditors' report, but with such adjustments as the Auditors or, if the Company is in winding up, the liquidator shall determine in their or his report given in accordance with Section 12.01(c)(ii).

          "Maturity", when used with respect to any Debt Security, means the date, if any, on which the principal of such Debt Security becomes due and payable as therein or herein provided, whether at the Stated Maturity, if any, or by declaration of acceleration, call for redemption, repayment at the option of the Holder or otherwise; provided, however, that, unless otherwise provided as contemplated by Section 3.01 with respect to the Debt Securities of any series, if the Company does not pay all or any part of principal at Maturity, the obligation to make such payment and Maturity shall be deferred until the first Business Day after the date that falls six months after the original Maturity, as provided in Section 5.03.

          "Officer's Certificate" means a certificate signed by an authorized officer of the Company and delivered to the Trustee.

          "Opinion of Counsel" means a written opinion of counsel, who may be counsel for the Company and who shall be satisfactory to the Trustee, which is delivefred to the Trustee.

          "Ordinary Creditors" means creditors of the Company except creditors in respect of Subordinated Indebtedness and creditors in respect of debt securities with no maturity issued pursuant to a separate indenture between the Company and a trustee.

          "Outstanding", when used with respect to the Debt Securities of any series, means, as of the date of determination, all Debt Securities of such series theretofore issued by the Company and authenticated and delivered under this Indenture, except:

          (i) Debt Securities of such series theretofore cancelled by the Trustee or delivered to the Trustee for cancellation;

          (ii) Debt Securities of such series for whose payment or redemption money in the necessary amount has been theretofore deposited with the Trustee or any Paying Agent (other than the Company) in trust or set aside and segregated in trust by the Company (if the Company shall act as its own Paying Agent) for the Holders of such Debt Securities and any Coupons appertaining thereto; provided, however, that if such Debt Securities are to be redeemed, notice of such redemption shall have been duly given pursuant to this Indenture or provision therefore satisfactory to the Trustee shall have been made; and

          (iii) Debt Securities of such series that have been paid pursuant to
     Section 3.06 or in exchange for or in lieu of which other Debt Securities have been authenticated and delivered pursuant to this Indenture, other than any such Debt Securities in respect of which there shall have been presented to the Trustee proof satisfactory to it that such Debt Securities are held by a bona fide purchaser in whose hands such Debt Securities are valid obligations of the Company;

provided, however, that in determining whether the Holders of the requisite principal amount of the Outstanding Debt Securities of any series have given any request, demand, authorization, direction, notice, consent or waiver or taken any other action hereunder, Debt Securities of such series owned by the Company or any Affiliate of the Company shall be disregarded and deemed not to be Outstanding, except that in determining whether the Trustee shall be protected in relying upon such request, demand, authorization, direction, notice, consent, waiver or action, only Debt Securities of such series about which the Trustee has received written notice shall be so disregarded. Debt Securities of such series so owned that have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee's right so to act with respect to such Debt Securities and that the pledgee is not the Company or any Affiliate of the Company.

          "Paying Agent" means any Person authorized by the Company to pay the principal of (and premium, if any, on) or interest on any Debt Securities on behalf of the Company.

          "Permanent Global Security" means a Global Security that is, at the time of the initial issuance of the related series of Debt Securities, issued in permanent global bearer form without Coupons.

          "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

          "Place of Payment", when used with respect to the Registered Security of any series payable in Dollars, means the Corporate Office of the Paying Agent in New York, New York; when used with respect to the Debt Securities of any series payable in a Foreign Currency, means the place or places where such Foreign Currency is the legal tender; and, when used with respect to the Debt Securities of any series, means such other place or places, if any, where any principal of (and premium, if any, on) or interest on the Debt Securities of that series are payable as contemplated by Section 3.01.

          "Pounds Sterling" or "(pound)" means the currency of the United
Kingdom.

          "Predecessor Security" of any particular Debt Security means every previous Debt Security evidencing all or a portion of the same debt as that evidenced by such particular Debt Security; and, for the purposes of this definition, any Debt Security authenticated and delivered under Section 3.06 in lieu of a lost, destroyed or stolen Debt Security shall be deemed to evidence the same debt as the lost, destroyed or stolen Debt Security.

          "Principal Indexed Security" means any Debt Security (including any Interest Indexed Security) that provides that the amount of principal payable in respect thereof shall be determined by reference to an index based on a currency or currencies or on the price or prices of one or more commodities or securities, by reference to changes in the price or prices of one or more currencies, commodities or securities or otherwise by application of a formula.

          "Redemption Date", when used with respect to any Debt Security to be redeemed, means the date fixed for such redemption pursuant to this Indenture.

          "Redemption Price", when used with respect to any Debt Security to be redeemed, means the price at which it is to be redeemed pursuant to this Indenture.

          "Register" and "Registrar" have the respective meanings specified in
Section 3.05.

          "Registered Security" means any Debt Security in the form of registered securities established pursuant to Section 2.02 that is registered in the Register.

          "Regular Record Date" for the interest payable on any Interest Payment Date on the Debt Securities of any series means the date (whether or not a Business Day) specified for that purpose as contemplated by Section 3.01.

          "Responsible Officer" when used with respect to the Trustee means any officer within the Corporate Trust department of the Trustee (or any successor group), including any vice president, assistant vice president, assistant secretary, assistant treasurer or any other officer of the Trustee customarily performing functions similar to those performed by any of the above designated officers and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject.

          "Solvency Condition" has the meaning specified in Section 12.01(c)(i).

          "Solvent" has the meaning specified in Section 12.01(d)(ii).

          "Special Record Date" for the payment of any Defaulted Interest means a date fixed by the Company pursuant to Section 3.07.

          "Stated Maturity", when used with respect to any Debt Security or any installment of interest thereon, means the date, if any, specified in, or determined in accordance with the terms of, such Debt Security or a Coupon representing such installment of interest as the fixed date on which any principal of such Debt Security or such installment of interest is due and payable.

          "Subordinated Indebtedness" means any liability of the Company however arising for the payment of money, the right to payment of which by the Company by the terms thereof is, or is expressed to be, subordinated in the event of a winding up of the Company to the claims of all or any of the creditors of the Company.

          "Taxing Jurisdiction" has the meaning specified in Section 10.04.

          "Trust Indenture Act" means the Trust Indenture Act of 1939, as amended by the Trust Indenture Reform Act of 1990, as in force at the date as of which this instrument was executed; provided, however, that in the event the Trust Indenture Act of 1939 is amended after such date, "Trust Indenture Act" means, to the extent required by any such amendment, the Trust Indenture Act of 1939 as so amended.

          "Trustee" means the Person named as the "Trustee" in the first paragraph of this instrument until a successor Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Trustee" shall mean or include each Person who is then a Trustee hereunder, and if at any time there is more than one such Person, "Trustee" as used with respect to the Debt Securities of any series shall mean the Trustee with respect to the Debt Securities of such series.

          "U.S. Government Obligations" has the meaning specified in Section 14.02.

          "United States" means the United States of America (including the States thereof and the District of Columbia), its territories and possessions and other areas subject to its jurisdiction.

          SECTION 1.02. Compliance Certificates and Opinions. Upon any application or request by the Company to the Trustee to take any action under any provision of this Indenture, the Company shall furnish to the Trustee an Officer's Certificate stating that all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with and an Opinion of Counsel stating that in the opinion of such counsel all such conditions precedent, if any, have been complied with, except that in the case of any such application or request as to which the furnishing of such documents is specifically required by any provision of this Indenture relating to such particular application or request, no additional certificate or opinion need be furnished. The Trustee may conclusively rely and shall be fully protected in relying on such certificates and opinions.

          Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture, other than certificates provided pursuant to Section 10.05, shall include:

          (1) a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

          (2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

          (3) a statement that, in the opinion of each such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

          (4) a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

          SECTION 1.03. Form of Documents Delivered to Trustee. In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

          Any certificate or opinion of an officer of the Company may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his certificate or opinion is based is erroneous. Any such certificate or Opinion of Counsel may be based, insofar as it relates to factual matters or information which is in the possession of the Company, upon a certificate or opinion of, or representations by, an officer or officers of the Company with respect to such factual matters, unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters is or are erroneous.

          Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

          SECTION 1.04. Acts of Holders; Record Dates. (a) Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by an agent duly appointed in writing or any other evidence as the Trustee deems acceptable in its reasonable discretion or is customary in respect of DTC. If the Debt Securities of a series are issuable in whole or in part as Bearer Securities, any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may, alternatively, be embodied in and evidenced by the record of a meeting of Holders of Debt Securities of such series duly called and held in accordance with the provisions of Article Fifteen, or a combination of such instruments and any such record. Except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments or record are delivered to the Trustee and, where it is hereby expressly required, to the Company. Such instrument or instruments or record (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the "Act" of the Holders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and (subject to Section 6.01) conclusive in favor of the Trustee and the Company if made in the manner provided in this Section.

          (b) The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of any notary public or other officer authorized by law to take acknowledgements of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof. Where such execution is by a signer acting in a capacity other than his individual capacity, such certificate or affidavit shall also constitute sufficient proof of his authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any manner that the Trustee deems sufficient.

          (c) The ownership of Registered Securities of any series shall be proved by the Register with respect to such series.

          (d) The principal or face amount and serial numbers of Bearer Securities held by any Person, and the date of holding the same, may be proved by the production of such Bearer Securities or by a certificate executed, as Depositary, by any trust company, bank, banker or other Depositary, wherever situated, if such certificate shall be deemed by the Trustee to be satisfactory, showing that at the date therein mentioned such Person had on deposit with such Depositary, or exhibited to it, the Bearer Securities in the amount and with the serial numbers therein described or such facts may be proved by the certificate or affidavit of the Person holding such Bearer Securities, if such certificate of affidavit is deemed by the Trustee to be satisfactory. The Trustee and the Company may assume that such ownership of any Bearer Security continues until
(1) another certificate or affidavit bearing a later date issued in respect of the same Bearer Security is produced, or (2) such Bearer Security is produced to the Trustee by some other Person, or (3) such Bearer Security is surrendered in exchange for a Registered Security or (4) such Bearer Security is no longer Outstanding.

          (e) The fact and date of execution of any such instrument or writing, the authority of the Person executing the same and the principal or face amount and serial numbers of Bearer Securities held by the Person so executing such instrument or writing and the date of holding the same may also be proved in any other manner that the Trustee deems sufficient; and the Trustee may in any instance require further proof with respect to any of the matters referred to in this Section.

          (f) If the Company shall solicit from the Holders of Debt Securities of any series any request, demand, authorization, direction, notice, consent, waiver or other Act, the Company may, at its option, by Board Resolution, fix in advance a record date for the purposes of determining the identity of Holders of Registered Securities entitled to give such request, demand, authorization, direction, notice, consent, waiver or other Act, but the Company shall have no obligation to do so. Any such record date shall be fixed at the Company's discretion. If such a record date is fixed, such request, demand, authorization, direction, notice, consent and waiver or other Act may be sought or given before or after the record date, but only the Holders of Registered Securities of record at the close of business on such record date shall be deemed to be Holders of Registered Securities for the purpose of determining whether Holders of the requisite proportion of Debt Securities of such series Outstanding have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other Act, and for that purpose the Registered Securities of such series Outstanding shall be computed as of such record date.

          (g) Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any Debt Security shall bind every future Holder of the same Debt Security and any Debt Security issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, suffered or omitted by the Trustee or the Company in reliance thereon, whether or not notation of such action is made upon such Debt Security.

          (h) For the purposes of determining the aggregate principal amount of Outstanding Debt Securities of any series, the Holders of which are required, requested or permitted to give any request, demand, authorization, direction, notice, consent or waiver or take any other Act under this Indenture, (i) each Discount Debt Security shall be deemed to have the principal amount determined by the Trustee that could be declared to be due and payable pursuant to the terms of such Discount Debt Security as of the date such Act is delivered to the Trustee and, where it is hereby expressly required, to the Company, (ii) each Principal Indexed Security shall be deemed to have a principal amount equal to the face amount thereof and (iii) each Debt Security denominated in a Foreign Currency shall be deemed to have the principal amount determined by the Trustee, based upon an Exchange Rate Agent's Certificate upon which the Trustee may conclusively rely, by converting the principal amount of such Debt Security in the currency in which such Debt Security is denominated into Dollars at the Exchange Rate as of the record date set with respect to such Act or, if no such record date is set, the date such Act is delivered to the Trustee and, where it is hereby expressly required, to the Company (or, if there is no such rate on such date for the reasons specified in Section 3.11(d), such rate on the date specified in such Section).

          SECTION 1.05. Notices, etc., to Trustee or Company. Any request, demand, authorization, direction, notice, consent, waiver or other Act of Holders or other document provided or permitted by this Indenture to be made upon, given or furnished to, or filed with,

          (1) the Trustee by any Holder or by the Company shall be sufficient for every purpose hereunder if made to the Trustee at its Corporate Trust Office, given, furnished or filed in writing and mailed, first class postage prepaid, or if by the Company, via electronic communication such as facsimile, and followed by a hard copy delivered by guaranteed overnight delivery courier, or

          (2) the Company by the Trustee or by any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing, or via telex or facsimile and mailed, first-class postage prepaid, or, in the case of electronic communication, transmitted, to the Company marked for the attention of the Secretary and addressed to it at the address of its principal office specified in the first paragraph of this instrument or at any other address or at any telex or facsimile number previously furnished in writing to the Trustee by the Company.

          SECTION 1.06. Notice to Holders; Waiver. Except as otherwise expressly provided herein, where this Indenture provides for notice to Holders of any event, (1) such notice shall be sufficiently given to Holders of Registered Securities if in writing and mailed, first-class postage prepaid, to each Holder of Registered Securities affected by such event, at his address as it appears in the Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice and (2) such notice shall be sufficiently given to Holders of Bearer Securities if published in an Authorized Newspaper in The City of New York. If the Debt Securities of such series are then admitted to the official list of the UK Listing Authority and admitted to trading on the London Stock Exchange plc, and the UK Listing Authority or such stock exchange shall so require, notices shall also be published in an Authorized Newspaper in London and, if the Debt Securities of such series are then listed on the Luxembourg Stock Exchange and such stock exchange shall so require, in Luxembourg and, if the Debt Securities of such series are then listed on any other stock exchange outside the United States and such stock exchange shall so require, in any other required city outside the United States or, if not practicable, in Europe on a Business Day at least twice, the first such publication to be not earlier than the earliest date and not later than the latest date prescribed for the giving of such notice. For the avoidance of doubt, failing to put the notice in an Authorized Newspaper will not affect the sufficiency of any notice given in accordance with the first sentence of this
Section 1.06.

                  In the event of suspension of regular mail service or if for any other reason it shall be impracticable to give such notice to Holders of Registered Securities by mail, then such a notification to Holders of Registered Securities as shall be satisfactory to the Trustee shall constitute a sufficient notification for every purpose hereunder. In any case where notice to Holders of Registered Securities is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed to any particular Holder of Registered Securities shall affect the sufficiency of such notice with respect to other Holders of Registered Securities or the sufficiency of any notice by publication to Holders of Bearer Securities given as provided above.

                  In case by reason of the suspension of publication of any Authorized Newspaper or Authorized Newspapers or by reason of any other cause it shall be impracticable to publish any notice to Holders of Debt Securities listed on such stock exchange requiring publication as provided above, then such notification to Holders of such Debt Securities as shall be given with the approval of the Trustee shall constitute sufficient notice to such Holders for every purpose hereunder. Neither failure to give notice by publication to Holders of such Debt Securities as provided above, nor any defect in any notice so published, shall affect the sufficiency of any notice mailed to Holders of Registered Securities as provided above.

          Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

          Any request, demand, authorization, direction, notice, consent, election, waiver or other Act required or permitted under this Indenture shall be in the English language, except that any published notice may be in an official language of the country of publication.

          SECTION 1.07. Conflict with Trust Indenture Act. If any provision hereof limits, qualifies or conflicts with another provision hereof which is required to be included in this Indenture by any of the provisions of the Trust Indenture Act, such required provision shall control.

          SECTION 1.08. Effect of Headings and Table of Contents. The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

          SECTION 1.09. Successors and Assigns. All covenants and agreements in this Indenture by the Company shall bind its successors and assigns, whether expressed or not.

          SECTION 1.10. Separability Clause. In case any provision in this Indenture or in the Debt Securities shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

          SECTION 1.11. Benefits of Indenture. Nothing in this Indenture or in the Debt Securities, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder, any Paying Agent and the Holders, any benefit or any legal or equitable right, remedy or claim under this Indenture.

          SECTION 1.12. Governing Law. THIS INDENTURE AND THE DEBT SECURITIES AND COUPONS AND THE RIGHTS AND DUTIES OF THE TRUSTEE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK, EXCEPT THAT MATTERS RELATING TO THE SUBORDINATION PROVISIONS CONTAINED IN ARTICLE TWELVE OF THIS INDENTURE AND IN THE DEBT SECURITIES AND THE AUTHORIZATION AND EXECUTION BY THE COMPANY OF THIS INDENTURE AND THE DEBT SECURITIES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH ENGLISH LAW.

          SECTION 1.13. Legal Holidays. In any case where any Interest Payment Date, Redemption Date, Event Date or Stated Maturity, if any, of any Debt Security shall not be a Business Day at any Place of Payment, then (notwithstanding any other provision of this Indenture or of the Debt Securities or Coupons) payment of any interest, principal (and premium, if any) need not be made at such Place of Payment on such date, but may be made on the first succeeding Business Day at such Place of Payment with the same force and effect as if made on the Interest Payment Date, the Redemption Date, the Event Date or at the Stated Maturity, and no interest shall accrue on such payment for the period from and after such Interest Payment Date, Event Date, Redemption Date or Stated Maturity, as the case may be.

          SECTION 1.14. Immunity of Incorporators, Stockholders, Officers and Directors. No recourse shall be had for the payment of any principal, premium or interest in respect of any Debt Security of any series or upon any obligation, covenant or agreement of this Indenture or any Indenture supplemental hereto, or any Debt Security or Coupon, or because of any indebtedness evidenced thereby, or for any claim based thereon, against any incorporator, stockholder, officer or director, as such, past, present or future, of the Company or of any successor corporation, either directly or indirectly through the Company or any predecessor or successor corporation, whether by virtue of any constitution, statute or rule of law or by the enforcement of any assessment or penalty or otherwise; it being expressly agreed and understood that this Indenture and all the Debt Securities of each series are solely corporate obligations of the Company, and that no personal liability whatsoever shall attach to, or is incurred by, any incorporator, stockholder, officer or director, past, present or future, of the Company or of any predecessor or successor corporation, either directly or indirectly through the Company or any predecessor or successor corporation, because of the incurring of the indebtedness hereby authorized or under or by reason of any of the obligations, covenants or agreements contained in this Indenture or in any of the Debt Securities of any series or Coupon, or to be implied herefrom or therefrom; and that all such personal liability is hereby expressly released and waived as a condition of, and as part of the consideration for, the execution of this Indenture and the issue of the Debt Securities of each series and Coupons.

          SECTION 1.15. Appointment of Agent; Submission to Jurisdiction; Waiver of Immunity. The Company has designated and appointed HSBC Bank USA, currently having its address at 452 Fifth Avenue, New York, New York 10018-2706 (c/o Issuer Services), as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the Debt Securities or Coupons appertaining thereto or this Indenture which may be instituted in any State or Federal court in The City of New York. By the execution and delivery of this Indenture, the Company submits to the nonexclusive jurisdiction of any such court in any such suit or proceeding, and agrees that service of process upon said agent, together with written notice of said service to the Company, shall be deemed in every respect effective service of process upon the Company, in any such suit or proceeding. The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of said agent in full force and effect so long as any of the Debt Securities shall be Outstanding.

          The Company hereby represents that HSBC Bank USA has agreed to act as the Company's authorized agent upon which process may be served in any such suit or proceeding.

                                  ARTICLE TWO

                            FORMS OF DEBT SECURITIES

          SECTION 2.01. Forms Generally. All Debt Securities and Coupons, if any, and the Trustee's certificate of authentication shall have such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture or by a Board Resolution and as set forth in an Officer's Certificate or any indenture supplemental hereto and may have such letters, numbers or other marks of identification or designation and such legends or endorsements placed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Indenture, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any securities exchange on which Debt Securities of any series may be listed or of any automated quotation system on which such Debt Securities may be quoted, or to conform to usage.

          The definitive Debt Securities and Coupons, if any, of each series shall be printed, lithographed or engraved or produced by any combination of these methods on steel engraved borders or may be produced in any other manner permitted by the rules of any securities exchange on which Debt Securities of such series may be listed or of any automated quotation system on which such Debt Securities may be quoted or in any other manner deemed appropriate by the Company, all as determined by the officers executing such Debt Securities and Coupons, as conclusively evidenced by their execution of such Debt Securities and Coupons.

          SECTION 2.02. Form of Debt Securities. Each Debt Security shall be substantially in one of the forms approved from time to time by or pursuant to a Board Resolution and an Officer's Certificate or one or more indentures supplemental hereto which shall set forth the information required by Section
3.01. Unless otherwise provided as contemplated by Section 3.01 with respect to the Debt Securities of any series, the Debt Securities of each series shall be issuable in bearer form and represented by a Permanent Global Security. If so provided as contemplated by Section 3.01, the Debt Securities of a series shall be issuable in whole or in any part (a) in bearer form, with interest Coupons attached, (b) in registered and bearer form or (c) in the form or one or more Global Securities.

         Each Bearer Security and Coupon not represented by a Permanent Global Security shall bear a legend to the following effect: "Any United States Person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code."

          SECTION 2.03. Form of Trustee's Certificate of Authentication. The form of the Trustee's certificate of authentication to be borne by the Debt Securities shall be substantially as follows:

                     TRUSTEE'S CERTIFICATE OF AUTHENTICATION

                  This is one of the Debt Securities of a series issued under the within-mentioned Indenture.

                                                     The Bank of New York
                  as Trustee

                                                     By
                                                       -------------------------
                  Authorized Signatory


          SECTION 2.04. Form of Trustee's Certificate of Authentication by an Authenticating Agent.

          If at any time there shall be an Authenticating Agent appointed with respect to any series of Debt Securities, then the Trustee's Certificate of Authentication by such Authenticating Agent to be borne by the Debt Securities of each such series shall be substantially as follows:

                     TRUSTEE'S CERTIFICATE OF AUTHENTICATION

          This is one of the Debt Securities of a series issued under the within-mentioned Indenture.

                                                     The Bank of New York
                  as Trustee

                                                     By
                                                       -------------------------
                  Authenticating Agent

                                                     By
                                                       ------------------------
                  Authorized Signatory

                                 ARTICLE THREE

                               THE DEBT SECURITIES

          SECTION 3.01. Amount Unlimited; Issuable in Series. The aggregate principal amount of Debt Securities that may be authenticated and delivered under this Indenture is unlimited.

          The Debt Securities may be issued in one or more series. There shall be established in or pursuant to a Board Resolution, and set forth in an Officer's Certificate, or established in one or more indentures supplemental hereto, prior to the issuance of Debt Securities of any series:

          (1) the title of the Debt Securities of the series (which shall distinguish the Debt Securities of such series from all other Debt Securities);

          (2) the limit, if any, upon the aggregate principal amount of the Debt Securities of the series that may be authenticated and delivered under this Indenture (except for Debt Securities authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Debt Securities of the series pursuant to Section 3.04, Section 3.05, Section 3.06, Section 9.06, Section 11.06 or Section 11.07);

          (3) the dates on which or periods during which the Debt Securities of the series may be issued, and the dates, if any, on which, or the range of dates, if any, within which, any principal (and premium, if any) in respect of the Debt Securities of such series is or may be payable or that Debt Securities of such series will be perpetual;

          (4) the rate or rates, if any, or the method of determination thereof at which the Debt Securities of the series shall bear interest, if any, the date or dates, if any, from which such interest shall accrue, the Interest Payment Dates, if any, on which such interest shall be payable and in the case of Registered Securities, the Regular Record Dates for the interest payable on such Interest Payment Dates;

          (5) the periods within which or the dates on which, the prices at which and the terms and conditions upon which Debt Securities of the series may be redeemed, if any, in whole or in part, at the option of the Company or otherwise;

          (6) whether the Debt Securities of the series are to be issued as Discount Debt Securities and the amount of the discount at which such Discount Debt Securities may be issued;

          (7) the place or places where any principal, premium or interest in respect of Debt Securities of the series shall be payable;

          (8) whether payments are subject to a Solvency Condition;

          (9) whether there are any other conditions to which payments with respect to such Debt Securities are subject;

          (10) provisions, if any, for the discharge and defeasance of Debt Securities of the series;

          (11) whether the Debt Securities of the series are to be issued as Registered Securities or Bearer Securities or both, and, if Bearer Securities are issued, whether Coupons will be attached thereto, whether Bearer Securities of the series may be exchanged for Registered Securities of the series and the circumstances under which and the places at which any such exchange, if permitted, may be made;

          (12) if any Debt Securities of the series are to be issued as Bearer Securities or as one or more Global Debt Securities representing individual Bearer Securities of the series, (a) whether the provisions of Section
     10.04 and Section 11.08 or other provisions for payment of additional interest or tax redemptions shall apply and, if other provisions shall apply, such other provisions; provided, however, that no such other provisions shall, without the consent of the Trustee, impose material additional burdens on the Trustee not contemplated by this Indenture; (b) whether interest in respect of any portion of a temporary Global Security of the series (delivered pursuant to Section 3.04) payable in respect of any Interest Payment Date prior to the exchange of such temporary Global Security for a permanent Global Security or for a definitive Bearer Security of the series shall be paid to any clearing organization or other Person entitled to interest payable on such Interest Payment Date with respect to the portion of such temporary Global Security held for its account and the terms and conditions (including any certification requirements) upon which any such interest payment will be made; and (c) the terms upon which a temporary Global Security may be exchanged for a permanent Global Security or for a definitive Bearer Security of the series, provided, that if no terms are specified upon which a temporary Global Security may be exchanged for a definitive Bearer Security, such temporary Global Security shall, if exchangeable at all, only be exchangeable for a definitive Debt Security in registered form;

          (13) whether any Debt Securities of the series are to be issued in whole or in part in the form of one or more Global Securities, provided, that if not so specified, Debt Securities shall be issued in whole in the form of one or more Global Securities; and, in the case of Debt Securities to be issued in whole in the form of one or more Global Securities, the Depositary for such Global Security or Debt Securities and the terms and conditions, if any, upon which interests in such Global Security or Debt Securities may be exchanged in whole or in part for the individual Debt Securities represented thereby, provided, that if no terms are specified for such exchange, a Global Security or Debt Security shall, if exchangeable at all, only be exchangeable for an individual Debt Security in registered form;

          (14) the denominations in which Debt Securities of the series, if any, shall be issuable, if other than denominations as provided in Section 3.02;

          (15) if other than the principal amount thereof, the portion of the principal amount of Debt Securities of the series that shall be payable upon declaration of acceleration of the Maturity thereof pursuant to
     Section 5.02;

          (16) the currency or currencies of denomination of Debt Securities of the series, which may be Dollars or any Foreign Currency;

          (17) the currency or currencies in which payment of any principal of (and premium, if any, on) or interest on the Debt Securities of the series may be made, and the currency or currencies, if any, in which payment of any principal of (and premium, if any, on) or interest on Debt Securities of the series may, at the election of Holders thereof, also be payable, and the Exchange Rate Agent, if any, designated for the Debt Securities of the series;

          (18) if payments of any principal, premium or interest in respect of Debt Securities of the series may, at the election of the Holders, be made in a Foreign Currency other than the Foreign Currency in which such Debt Securities are denominated or stated to be payable, the periods within which, and the terms and conditions upon which, such election may be made and the time and the manner of determining the exchange rate between the currency in which such Debt Securities are denominated or stated to be payable and the currency in which such amounts are to be paid pursuant to such election;

          (19) whether any Debt Securities of the series are to be issued as Indexed Securities and, if so, the manner in which the principal of (and premium, if any, on) or interest thereon shall be determined and the amount payable upon acceleration under Section 5.02 and any other terms in respect thereof;

          (20) any restrictive covenants provided for with respect to Debt Securities of the series;

          (21) any other Events of Default;

          (22) whether the Debt Securities of the series shall be convertible or exchangeable at the option of the Company for any other securities to be delivered by the Company pursuant to Article Thirteen (any such exchange being referred to herein as the "Exchange" and any such conversion being referred to herein as the "Conversion"; the date of such exchange or conversion being referred to as the "Event Date"; the securities to be delivered by the Company in exchange for such Debt Securities being referred to as "Exchange Securities" and the securities to be delivered by the Company upon the conversion of such Debt Securities being referred to as "Conversion Securities") and, if so, the nature of the Exchange Securities or Conversion Securities, as the case may be, and any additional or other provisions relating to such Exchange or Conversion; and

          (23) any other terms of the series (which terms shall not adversely affect any prior series of Debt Securities or be inconsistent with the provisions of the Trust Indenture Act).

          All Debt Securities of any one series and the Coupons appertaining to Bearer Securities of such series, if any, shall be substantially identical except as may otherwise be provided in or pursuant to such Board Resolution and set forth in such Officer's Certificate or provided in or pursuant to any such indenture supplemental hereto. All Debt Securities of any one series need not be issued at the same time and, unless otherwise provided, a series may be reopened for issuance of additional Debt Securities of such series.

          If any of the terms of the Debt Securities of a series are established by action taken pursuant to a Board Resolution, a copy of an appropriate record of such action shall be certified by the appropriate officer of the Company and delivered to the Trustee at or prior to the delivery of the Officer's Certificate setting forth the terms of such Debt Securities.

          SECTION 3.02. Denominations. Unless otherwise provided as contemplated by Section 3.01 with respect to the Debt Securities of any series and except as provided in Section 3.03, the Registered Securities of each series, if any, shall be issuable in denominations of $1,000, (euro)1,000 or (pound)1,000 and any integral multiple thereof and the Bearer Securities of each series, if any, shall be issuable in denominations of $1,000, $10,000 and $100,000; (euro)1,000,
(euro)10,000 and (euro)100,000 or (pound)1,000, (pound)10,000 and
(pound)100,000.

          SECTION 3.03. Execution, Authentication, Delivery and Dating.

          (a) The Debt Securities and the Coupons appertaining thereto shall be executed on behalf of the Company by an authorized officer. Such signature and the attestation, if any, to the affixing of the seal may be in the form of facsimile signature of any present or any future authorized officer and may be imprinted or otherwise reproduced on the Debt Securities. The Company may adopt and use the signatures or facsimile signatures of the persons who shall be authorized signatories of the Company at the time of execution of the Debt Securities and any Coupons appertaining thereto, irrespective of the date as of which the same shall be executed, or of any person who shall have been an authorized officer of the Company, notwithstanding the fact that at the time the Debt Securities shall be authenticated and delivered or disposed of such person shall have ceased to be an authorized officer as the case may be.

          (b) At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver one or more Debt Securities of any series executed by the Company to the Trustee or the Authenticating Agent for authentication, together with a Company Order for the authentication and delivery of such Debt Securities, and the Trustee or the Authenticating Agent in accordance with the Company Order shall authenticate and deliver such Debt Securities provided, however, that, in connection with its original issuance, a Bearer Security not represented by a Permanent Global Security may be delivered only outside the United States; and provided further that, in connection with the original issuance of any Bearer Security other than a temporary Global Security or a Permanent Global Security, unless otherwise delivered by the Company on advice of counsel, neither the Company nor its agent shall deliver any Bearer Security unless the Company or its agent receives from the person entitled to delivery of such Bearer Security a certificate substantially in the form set forth in Exhibit A hereto, dated as of the date of such delivery, and neither the Company nor its agent has any reason to know that such certificate is false. If the Company shall establish pursuant to Section 3.01 that the Debt Securities of any series may be originally issued from time to time, the Trustee or the Authenticating Agent shall authenticate and deliver Debt Securities of such series for original issue from time to time in accordance with such procedures acceptable to the Trustee as may be specified from time to time by Company Order. Such procedures may authorize authentication and delivery pursuant to written instructions or instructions via electronic communication such as telex or facsimile confirmed in writing by guaranteed delivery overnight courier from the Company or its duly authorized agent. The Trustee shall be entitled to receive, prior to the authentication and delivery of the Debt Securities of any series, the supplemental indenture or the Board Resolution by or pursuant to which the terms and form of such Debt Securities have been approved (and, if such form is approved pursuant to a Board Resolution, the Officer's Certificate approving such terms and form), an Officer's Certificate as to the absence of any event that is, or after notice or lapse of time or both would become, an Event of Default, and, if requested by the Trustee, an Opinion of Counsel stating that:

          (1) all instruments furnished by the Company to the Trustee in connection with the authentication and delivery by the Trustee of such Debt Securities and Coupons, if any, conform to the requirements of this Indenture and constitute sufficient authority hereunder for the Trustee to authenticate and deliver such Debt Securities;

          (2) the forms of such Debt Securities and Coupons, if any, have been established in conformity with the provisions of this Indenture;

          (3) the terms of such Debt Securities and Coupons, if any, have been established in conformity with the provisions of this Indenture;

          (4) in the event that the forms or terms of such Debt Securities and Coupons, if any, have been established in a supplemental indenture, the execution and delivery of such supplemental indenture by the Company has been duly authorized by all necessary corporate action of the Company, such supplemental indenture has been duly executed and delivered by the Company and, assuming that the Trustee has satisfied those legal requirements that are applicable to it to the extent necessary to make such supplemental indenture enforceable against it, is a legal, valid, binding and enforceable agreement of the Company, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law);

          (5) the execution and delivery of such Debt Securities and Coupons, if any, have been duly authorized by all necessary corporate action of the Company and such Debt Securities and Coupons, if any, have been duly executed by the Company and, assuming due authentication by the Trustee (or the Authenticating Agent, as the case may be) and delivery by the Company are the legal, valid, binding and enforceable obligations of the Company entitled to the benefits of the Indenture, subject to applicable bankruptcy insolvency and similar laws affecting creditors' rights generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law); and

          (6) such other matters as the Trustee may reasonably request.

          Notwithstanding any contrary provision herein, if the Company shall establish pursuant to Section 3.01 that the Debt Securities of a series may be originally issued from time to time, it shall not be necessary to deliver the Board Resolution, Officer's Certificate and Opinion of Counsel otherwise required pursuant to this Section or Section 1.02 at or prior to the time of authentication of each Debt Security of such series if such documents are delivered at or prior to the authentication upon original issuance of the first Debt Security of such series to be issued but the Trustee shall be entitled to request and receive copies thereof.

          (c) Unless the Company specifies pursuant to Section 3.01 that the Debt Securities of a series will be made available in definitive bearer form, such Debt Securities shall be issued in the form of one or more Global Securities in permanent form, and the Company shall execute and the Trustee or the Authenticating Agent shall, in accordance with this Section and the Company Order with respect to such series, authenticate and deliver one or more Global Securities that (i) shall represent and shall be denominated in an aggregate amount equal to the aggregate principal amount (or, in the case of any Principal Indexed Security, face amount) of the Outstanding Debt Securities of such series to be represented by one or more Global Securities and (ii) if in registered form, shall be registered in the name of the Depositary for such Global Security or Debt Securities or the nominee of such Depositary and be delivered by the Trustee to such Depositary or pursuant to such Depositary's instruction; if in bearer form, shall be delivered to and held by the Depositary in accordance with the Debt Security Deposit Agreement which may be entered into from time to time between the Company and a Depositary.

          (d) The Trustee shall have the right to decline to authenticate and deliver any Debt Security under this Section if the Trustee, upon the advice of counsel, determines that such action may not lawfully be taken or if the Trustee, by a committee of Responsible Officers, shall determine in good faith that the authentication and delivery of such Debt Security would be unjustly prejudicial to Holders of Outstanding Debt Securities.

          (e) Each Debt Security shall be dated the date of its authentication.

          (f) No Debt Security or Coupon attached thereto shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Debt Security a certificate of authentication substantially in the form provided for herein duly executed by the Trustee by manual signature of one of its authorized signatories, and such certificate of authentication upon any Debt Security shall be conclusive evidence, and the only evidence, that such Debt Security has been duly authenticated and delivered hereunder and is entitled to the benefits of this Indenture. Except as permitted by Section 3.05 or Section 3.06, neither the Trustee nor the Authenticating Agent shall authenticate and deliver any Bearer Security unless all appurtenant Coupons for interest then matured have been detached and cancelled.

          SECTION 3.04. Temporary Debt Securities. If so provided pursuant to
Section 3.01, pending the preparation of a permanent Global Security or definitive Debt Securities of any series, the Company may execute, and upon Company Order the Trustee or the Authenticating Agent shall authenticate and deliver, temporary Debt Securities that are printed, lithographed, typewritten, photocopied or otherwise produced, in any authorized denomination, substantially of the tenor of the definitive Debt Securities in lieu of which they are issued, in registered form or, if authorized, in bearer form with one or more Coupons or without Coupons, and with such appropriate insertions, omissions, substitutions and other variations as the officers executing such Debt Securities and Coupons may determine to be appropriate, as conclusively evidenced by their execution of such Debt Securities and Coupons. In the case of Debt Securities of any series, such temporary Debt Securities may be in global form, representing all or a portion of the Outstanding Debt Securities of such series.

          If temporary Debt Securities of any series are issued, the Company will cause definitive Debt Securities of such series to be prepared without unreasonable delay. Except as otherwise specified as contemplated by Section 3.01(12) with respect to a series of Debt Securities issuable as Bearer Securities or as one or more Global Debt Securities representing individual Bearer Securities of the series, (i) after the preparation of definitive Debt Securities of such series, the temporary Debt Securities of such series shall be exchangeable for definitive Debt Securities of such series upon surrender of the temporary Debt Securities of such series at the office or agency of the Company in a Place of Payment for such series, without charge to the Holder, except as provided in Section 3.05 in connection with a transfer and except that a Person receiving definitive Bearer Securities shall bear the cost of insurance, postage, transportation and the like unless otherwise specified pursuant to
Section 3.01, and (ii) upon surrender for cancellation of any one or more temporary Debt Securities of any series (accompanied by any unmatured Coupons appertaining thereto), the Company shall execute and the Trustee or the Authenticating Agent shall authenticate and deliver in exchange therefor a like principal amount (or, in the case of any Principal Indexed Security, face amount), in any authorized denomination or denominations, of definitive Debt Securities of the same series and of like tenor; provided, however, that no definitive Bearer Security shall be delivered in exchange for a temporary Registered Security; and provided further that neither a permanent Global Security in bearer form nor a definitive Bearer Security shall be delivered in exchange for a temporary Bearer Security unless the Company or its agent receives a certificate substantially in the form set forth in Exhibit A hereto, dated as of the date of such exchange, unless such certificate has previously been provided pursuant to the provisions of the next succeeding paragraph; and provided further that delivery of a Bearer Security not represented by a Permanent Global Security shall occur only outside the United States; and provided further that neither a permanent Global Security in bearer form nor a definitive Bearer Security will be issued if the Company or its agent has reason to know that such certificate is false. Until so exchanged, the temporary Debt Securities of any series shall in all respects be entitled to the same benefits under this Indenture as definitive Debt Securities of such series except as otherwise specified pursuant to Section 3.01 with respect to the payment of any interest on Debt Securities in temporary form.

          If any Interest Payment Date with respect to a temporary Debt Security in bearer form shall occur prior to the exchange described in the preceding paragraph, any interest payable on such Interest Payment Date shall be paid only upon the delivery of a certificate substantially in the form set forth in Exhibit A hereto, dated as of the date the related payment of interest is made.

          Upon any exchange of a portion of a temporary Global Security for a definitive Global Security or for the individual Debt Securities represented thereby pursuant to this Section 3.04 or Section 3.05, the temporary Global Security shall be endorsed by the Registrar to reflect the reduction of the principal amount (or, in the case of any Principal Indexed Security, face amount) evidenced thereby, whereupon the principal amount (or, in the case of any Principal Indexed Security, face amount) of such temporary Global Security shall be reduced for all purposes by the amount so exchanged and endorsed.

          SECTION 3.05. Registration, Registration of Transfer and Exchange. The Company shall cause to be kept a register (herein sometimes referred to as the "Register") in which, subject to such reasonable regulations as the Company may prescribe, the Company shall provide for the registration of Registered Securities and of transfers of Registered Securities. HSBC Bank USA is hereby appointed "Registrar" for the purpose of registering Debt Securities and transfers of Debt Securities as herein provided. Unless and until otherwise determined by the Company, HSBC Bank USA shall act as Registrar and the Register shall be kept at the office of the Registrar at 452 Fifth Avenue, New York, New York 10018-2706 (c/o Issuer Services). Such Register shall be in written form or in any other form capable of being converted into written form within a reasonable period of time. At all reasonable times the Register shall be open for inspection by the Company and its duly authorized agents.

          Upon surrender for registration of transfer of any Registered Security of any series at the office or agency of the Company maintained for such purpose (the "Registration Office"), the Company shall execute, and the Trustee or the Authenticating Agent shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Registered Securities of such series, of like tenor and aggregate principal amount (or, in the case of any Principal Indexed Security, face amount), in any authorized denomination or denominations.

          At the option of the Holder, Registered Securities of any series (other than a Global Security, except as set forth below) may be exchanged for other Registered Securities of such series of like tenor and aggregate principal amount (or, in the case of any Principal Indexed Security, face amount), in any authorized denomination or denominations, upon surrender of the Registered Securities to be exchanged at the Registration Office. Bearer Securities may not be delivered by the Trustee, the Authenticating Agent or the Registrar in exchange for Registered Securities.

          At the option of the Holder, except as otherwise specified pursuant to
Section 3.01(11) or Section 3.01(13), Bearer Securities of any series may be exchanged for Registered Securities (if the Debt Securities of such series are issuable as Registered Securities) or (in the case of Bearer Securities not represented by a Permanent Global Security) Bearer Securities (if Bearer Securities of such series are issuable in more than one denomination) of such series of like tenor and aggregate principal amount (or, in the case of any Principal Indexed Security, face amount), in any authorized denomination or denominations, upon surrender of the Bearer Securities to be exchanged at the Registration Office, with all unmatured Coupons and all matured Coupons in default or unpresented thereto appertaining; provided, however, that delivery of a Bearer Security shall occur only outside the United States. If the Holder of a Bearer Security is unable to produce any such unmatured Coupon or Coupons or matured Coupon or Coupons in default or unpresented, such exchange may be effected if the Bearer Securities are accompanied by payment in funds acceptable to the Company and the Registrar in an amount equal to the face amount of such missing Coupon or Coupons, or the surrender of such missing Coupon or Coupons may be waived by the Company and the Registrar if there be furnished to them such security or indemnity as they may require to save each of them and any Paying Agent harmless. If thereafter the Holder of such Bearer Security shall surrender to any Paying Agent any such missing Coupon in respect of which such a payment shall have been made, such Holder shall be entitled to receive the amount of such payment; provided, however, that, except as otherwise provided in
Section 10.02, interest represented by Coupons shall be payable only upon presentation and surrender of those Coupons at an office or agency located outside the United States. Notwithstanding the foregoing, in case a Bearer Security of any series is surrendered at the Registration Office in exchange for a Registered Security of the same series after the close of business at the Registration Office on (i) any Regular Record Date and before the opening of business at the Registration Office on the relevant Interest Payment Date or
(ii) any Special Record Date and before the opening of business at the Registration Office on the related date for payment of Defaulted Interest, such Bearer Security shall be surrendered without the Coupon relating to such Interest Payment Date or proposed date of payment, as the case may be.

          Whenever any Debt Securities are so surrendered for exchange, the Company shall execute, and the Trustee or the Authenticating Agent shall authenticate and deliver, the Debt Securities that the Holder making the exchange is entitled to receive.

          The Company's express election pursuant to Section 3.01(13) (if any) shall no longer be effective with respect to the Debt Securities of such series if at any time (1) (i) the Depositary for the Debt Securities of a series notifies the Company in writing that it is unwilling or unable to continue as Depositary for the Debt Securities of such series and a successor Depositary is not appointed by the Company within 90 days of such notification, (ii) DTC notifies the Depositary that it is unwilling or unable to continue to hold interests in the Debt Securities or (iii) DTC is unable to or ceases to be eligible as a clearing agency registered under the Exchange Act and a successor to DTC registered under the Exchange Act is not appointed by the Depositary at the written request of the Company within 90 days or (2) an Event of Default has occurred and is continuing and the Registrar has received a request from the Depositary. In any such event the Company will execute, and the Trustee or the Authenticating Agent, upon receipt of a Company Order for the authentication and delivery of definitive Debt Securities of such series, will authenticate and deliver, definitive Debt Securities of such series or any portion thereof in an aggregate principal amount (or, in the case of any Principal Indexed Security, face amount) equal to the aggregate principal amount (or, in the case of any Principal Indexed Security, face amount) of the Global Security or Debt Securities representing such series or portion thereof in exchange for such Global Security or Debt Securities.

          The Company may at any time and in its sole discretion determine that Debt Securities of any series issued in whole or in part in the form of one or more Global Securities shall no longer be represented by such Global Security or Global Securities. In such event the Company will execute, and the Trustee, upon receipt of a Company Order for the authentication and delivery of definitive Debt Securities of such series, will authenticate and deliver, definitive Debt Securities of such series in an aggregate principal amount (or, in the case of any Principal Indexed Security, face amount) equal to the aggregate principal amount (or, in the case of any Principal Indexed Security, face amount) of the Global Security or Debt Securities representing such series or portion thereof in exchange for such Global Security or Debt Securities.

          Unless otherwise specified by the Company pursuant to Section 3.01 with respect to the Debt Securities of any series, the Depositary for such series may surrender a Global Security representing Debt Securities of such series or any portion thereof in exchange in whole or in part for definitive Debt Securities of such series on such terms as are acceptable to the Company and such Depositary. Thereupon, the Company shall execute, and the Trustee or the Authenticating Agent shall authenticate and deliver such Debt Securities to the Registrar. In turn, the Registrar shall deliver such Debt Securities, without service charge,

          (i) to each Person specified by such Depositary a new definitive Debt Security or Debt Securities of such series, of like tenor and in an aggregate principal amount (or, in the case of any Principal Indexed Security, face amount) equal to and in exchange for such Person's beneficial interest in the Global Security, in any authorized denomination or denominations; and

          (ii) to such Depositary a new Global Security in a denomination equal to the difference, if any, between the principal amount (or, in the case of any Principal Indexed Security, face amount) of the surrendered Global Security and the aggregate principal amount (or, in the case of any Principal Indexed Security, face amount) of the definitive Debt Securities delivered to such Persons.

          In any exchange provided for in any of the preceding two paragraphs, the Company will execute and the Trustee or the Authenticating Agent will authenticate and deliver Debt Securities (i) in definitive registered form in authorized denominations, if the Debt Securities of such series are issuable as Registered Securities, (ii) in definitive bearer form in authorized denominations with or without Coupons attached, as applicable, if the Debt Securities of such series are issuable as Bearer Securities or (iii) as either Registered Securities or Bearer Securities, if the Debt Securities of such series are issuable in either form; provided, however, that no definitive Bearer Security shall be delivered in exchange for a temporary Global Security unless the Company or its agent shall have received from the person entitled to receive the definitive Bearer Security a certificate substantially in the form set forth in Exhibit A hereto; and provided further that delivery of a Bearer Security shall occur only outside the United States; and provided further that no definitive Bearer Security will be issued if the Company has reason to know that such certificate is false.

          Upon the exchange in whole of a Global Security for the definitive Debt Securities represented thereby, such Global Security shall be cancelled by the Trustee or delivered to the Trustee for cancellation. Registered Securities issued in exchange for a Global Security or any portion thereof pursuant to this Section shall be registered in such names and in such authorized denominations as the Depositary for such Global Security shall instruct the Trustee and the Registrar. The Registrar shall deliver such Registered Securities to the Persons in whose names such Registered Securities are so registered.

          The Registrar shall deliver Bearer Securities issued in exchange for a Global Security or any portion thereof pursuant to this Section to the Persons, and in such authorized denominations, as the Depositary for such Global Security, shall instruct the Registrar; provided, however, that no definitive Bearer Security shall be delivered in exchange for a temporary Global Security unless the Company or its agent shall have received from the person entitled to receive the definitive Bearer Security a certificate substantially in the form set forth in Exhibit A hereto; and provided further that delivery of a Bearer Security shall occur only outside the United States; and provided further that no definitive Bearer Security will be issued if the Company has reason to know that such certificate is false.

          Notwithstanding any other provision in this Indenture, unless express provision is made otherwise under Section 3.01 hereof, Global Notes shall, if exchangeable at all, only be exchangeable, in whole or in part, for definitive Debt Securities in registered form.

          Interests in a Permanent Global Security may be exchanged for definitive Registered Securities of the same series if the Holder of such Permanent Global Security notifies the Company in writing that the owner of a beneficial interest in such Permanent Global Security has requested in writing to the Holder, in accordance with the instructions of the Holder, that definitive Registered Securities be issued to such owner in respect thereof. In such event the Company will execute, and the Trustee or the Authenticating Agent, upon receipt of a Company Order for the authentication and delivery of definitive Registered Securities of such series will authenticate and deliver such definitive Registered Securities. Any such definitive Registered Securities so issued shall be registered in the name of such Person or Persons as the Holder shall instruct the Trustee and the Registrar in writing. Upon the exchange in whole or in part of a Permanent Global Security for definitive Registered Securities in corresponding aggregate principal amount, such Permanent Global Security shall be delivered to the Trustee for cancellation, in the case of an exchange in whole, or reduction, in the case of an exchange in part.

          All Debt Securities issued upon any registration of transfer or exchange of Debt Securities shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Debt Securities surrendered upon such registration of transfer or exchange.

          Every Registered Security presented or surrendered for registration of transfer or for exchange shall be duly endorsed by, or be accompanied by a written instrument of transfer in form satisfactory to the Company, the Registrar and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing.

          No service charge shall be made for any registration of transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any transfer, registration of transfer or exchange of Debt Securities, other than exchanges pursuant to Section 3.04, Section 11.06 or
Section 11.07 not involving any transfer.

          Neither the Company, the Trustee or the Authenticating Agent, as appropriate, shall be required (i) during the period beginning at the opening of business 15 days before the day on which a notice of redemption of Debt Securities of any series selected for redemption under Section 11.04 is mailed and ending at the close of business on the day of such mailing, to issue, register the transfer of or exchange any Registered Security of such series having the same original issue date and terms as the Debt Securities so selected for redemption or (ii) to register the transfer of or exchange any Registered Security so selected for redemption in whole or in part, except the unredeemed portion of any Registered Security being redeemed in part, or (iii) to exchange any Bearer Security so selected for redemption except that such a Bearer Security may be exchanged for a Registered Security of that series (if the Debt Securities of such series are issuable as Registered Securities), provided that such Registered Security shall be immediately surrendered for redemption with written instructions for payment consistent with the provisions of this Indenture.

          SECTION 3.06. Mutilated, Destroyed, Lost and Stolen Debt Securities. If (i) any mutilated Debt Security or a Bearer Security with a mutilated Coupon appertaining to it is surrendered to the Trustee or (ii) the Company and the Trustee receive evidence to their satisfaction of the destruction, loss or theft of any Debt Security or Coupon, and there is delivered to the Company and the Trustee such security or indemnity as may be required by them to save each of them harmless, then, in the absence of notice to the Company or the Trustee that such Debt Security or Coupon has been acquired by a bona fide purchaser, the Company shall execute, and upon its written request the Trustee or the Authenticating Agent shall authenticate and deliver, in exchange for any such mutilated Debt Security or a Bearer Security with a mutilated Coupon appertaining to it or to which a destroyed, lost or stolen Coupon appertains (with all appurtenant Coupons not destroyed, lost or stolen) or in lieu of any such destroyed, lost or stolen Debt Security, a new Debt Security of the same series and of like tenor and aggregate principal amount (or, in the case of any Principal Indexed Security, face amount), bearing a number not contemporaneously outstanding, with Coupons corresponding to the Coupons, if any, appertaining to such destroyed, lost or stolen Debt Security or to the Debt Security to which such destroyed, lost or stolen Coupon appertains; provided, however, that delivery of a Bearer Security shall occur only outside the United States.

          In case any such mutilated, destroyed, lost or stolen Debt Security or Coupon has become or is about to become due and payable, the Company in its discretion may, instead of issuing a new Debt Security, pay such Debt Security or Coupon; provided, however, that payment of any principal of (and premium, if any, on) or interest on Bearer Securities not represented by a Permanent Global Security shall, except as otherwise provided in Section 10.02, be payable only at an office or agency located outside the United States; and provided further that, with respect to any such Coupon, interest represented thereby (but not any additional amount payable as provided in Section 10.04) shall be payable only upon presentation and surrender of the Bearer Security to which such Coupon appertains.

          Upon the issuance of any new Debt Security or Coupon under this Section, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.

          Every new Debt Security of any series, with its Coupons, if any, issued pursuant to this Section in lieu of any destroyed, lost or stolen Debt Security, or in exchange for a Bearer Security to which a destroyed, lost or stolen Coupon appertains shall constitute an original additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Debt Security and its Coupons, if any, shall be at any time enforceable by anyone, and any such new Debt Security and its Coupons, if any, or the destroyed, lost or stolen Coupon shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Debt Securities of that series and their Coupons, if any, duly issued hereunder.

          The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Debt Securities or Coupons.

          SECTION 3.07. Payment of Interest; Interest Rights Preserved. Interest, if any, in respect of any Registered Security that is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name that Debt Security (or one or more Predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest. In case a Bearer Security of any series is surrendered in exchange for a Registered Security of such series after the close of business (at an office or agency in a Place of Payment for such series) on any Regular Record Date and before the opening of business (at such office or agency) on the next succeeding Interest Payment Date, such Bearer Security shall be surrendered without the Coupon relating to such Interest Payment Date and interest will not be payable on such Interest Payment Date in respect of the Registered Security issued in exchange for such Bearer Security, but will be payable only to the Holder of such Coupon when due in accordance with the provisions of this Indenture.

          Payment of interest, if any, in respect of any Registered Security or any Permanent Global Security may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Register, or by wire transfer or transfer by any other means to an account designated in writing by such Person to the Paying Agent at least 15 days prior to such payment date or by any other means specified pursuant to Section 3.01.

          Interest in respect of any Bearer Security with Coupons that is payable and is punctually paid or duly provided for on any Interest Payment Date shall be paid to the Holder of the Coupon that has matured on such Interest Payment Date upon surrender of such Coupon on such Interest Payment Date at the Place of Payment outside the United States specified pursuant to Section 3.01.

          Interest, if any, in respect of any Bearer Security without Coupons that is payable and is punctually paid or duly provided for on any Interest Payment Date shall be paid to the Holder of the Bearer Security upon presentation of such Bearer Security and notation thereon on such Interest Payment Date at the Place of Payment outside the United States specified pursuant to Section 3.01.

          Any interest in respect of Registered Securities or any Permanent Global Security of any series that is payable, but is not punctually paid or duly provided for, on any Interest Payment Date (herein called "Defaulted Interest") shall forthwith cease to be payable to the Holders thereof on the relevant Regular Record Date by virtue of their having been such Holders; and such Defaulted Interest may be paid by the Company, at its election in each case, as provided in Clause (1) or (2) below:

          (1) The Company may elect to make payment of such Defaulted Interest to the Persons in whose names such Registered Securities (or their respective Predecessor Debt Securities) are registered at the close of business on a Special Record Date for the payment of such Defaulted Interest, which shall be fixed in the following manner. The Company shall notify the Paying Agent and the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each such Registered Security and the date of the proposed payment, and at the same time the Company shall deposit with the Paying Agent an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee and the Paying Agent for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this clause provided and shall fix a Special Record Date for the payment of such Defaulted Interest, which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment and not less than 10 days after the receipt by the Trustee and the Paying Agent of the notice of the proposed payment. Unless the Trustee is acting as the Registrar, promptly after such Special Record Date, the Company shall furnish the Trustee with a list, or shall make arrangements satisfactory to the Trustee with respect thereto, of the names and addresses of, and respective principal amounts (or, in the case of any Principal Indexed Security, face amount) of such Registered Securities held by, the Holders appearing on the Register at the close of business on such Special Record Date. In the name and at the expense of the Company, the Trustee shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor to be mailed, first-class postage prepaid, to each Holder of such Registered Securities at his address as it appears in the Register, not less than 10 days prior to such Special Record Date. Notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor having been mailed as aforesaid, such Defaulted Interest shall be paid to the Persons in whose names such Registered Securities (or their respective Predecessor Debt Securities) are registered at the close of business on such Special Record Date and shall no longer be payable pursuant to the following clause (2). In case a Bearer Security of any series is surrendered at the office or agency in a Place of Payment for such series in exchange for a Registered Security of such series after the close of business at such office or agency on any Special Record Date and before the opening of business at such office or agency on the related proposed date for payment of Defaulted Interest, such Bearer Security shall be surrendered without the Coupon relating to such proposed date of payment, and Defaulted Interest will not be payable on such proposed date of payment in respect of the Registered Security issued in exchange for such Bearer Security, but will be payable only to the Holder of such Coupon when due in accordance with the provisions of this Indenture.

          (2) The Company may make payment of any Defaulted Interest on Registered Securities of any series or any Permanent Global Security in any other lawful manner not inconsistent with the requirements of any securities exchange on which such Registered Securities may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Company to the Trustee of the proposed payment pursuant to this clause, such manner of payment shall be deemed practicable by the Trustee.

          Subject to the foregoing provisions of this Section, each Debt Security delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Debt Security shall carry the rights to interest, if any, accrued and unpaid, and to accrue, that were carried by such other Debt Security.

          SECTION 3.08. Persons Deemed Owners. Prior to due presentment of a Registered Security for registration of transfer, the Company, the Trustee, the Registrar and the Paying Agent and any agent of the Company, the Trustee, the Registrar or the Paying Agent may treat the Person in whose name such Registered Security is registered as the owner of such Registered Security for the purpose of receiving payment of any principal, premium or (subject to Section 3.07) interest in respect of such Registered Security and for all other purposes whatsoever, whether or not such Registered Security be overdue, and neither the Company, the Trustee, the Registrar, the Paying Agent nor any agent of the Company, the Registrar, the Paying Agent or the Trustee shall be affected by notice to the contrary.

          The Company, the Trustee and any agent of the Company or the Trustee shall treat the bearer of any Bearer Security and the bearer of any Coupon as the absolute owner of such Bearer Security or Coupon for the purpose of receiving payment thereof or on account thereof and for all other purposes whatsoever, whether or not such Bearer Security or Coupon be overdue, and neither the Company or the Trustee nor any agent of the Company or the Trustee shall be affected by notice to the contrary.

          None of the Company, the Trustee, any Paying Agent or the Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in any Global Security or Permanent Global Security or for maintaining, supervising or reviewing any records relating to such payments or beneficial ownership interests.

          SECTION 3.09. Cancellation. Unless otherwise specified pursuant to
Section 3.01 above with respect to the Debt Securities of any series, all Debt Securities and Coupons surrendered for payment, redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Trustee, be promptly cancelled and delivered to the Trustee. The Company may at any time deliver to the Trustee for cancellation any Debt Securities previously authenticated and delivered hereunder that the Company may have acquired in any manner whatsoever, and all Debt Securities so delivered shall be promptly cancelled by the Trustee. No Debt Securities shall be authenticated in lieu of or in exchange for any Debt Securities cancelled as provided in this Section, except as expressly permitted by this Indenture. All cancelled Debt Securities and Coupons held by the Trustee shall be destroyed and certification of their destruction delivered to the Company unless by a Company Order the Company shall direct that the cancelled Debt Securities or Coupons be returned to it.

          SECTION 3.10. Computation of Interest. Except as otherwise specified as contemplated by Section 3.01 with respect to the Debt Securities of any series, any interest on the Debt Securities of each series, which is not denominated in Euro, shall be computed on the basis of a 360-day year of twelve 30-day months. Interest on Debt Securities of each series denominated in Euro will be computed on the basis of the actual number of days in the calculation period divided by 365 (or, if any portion of that calculation period falls in a leap year, the sum of (a) the actual number of days in that portion of the calculation period falling in a leap year, divided by 366 and (b) the actual number of days in that portion of the calculation period falling in a non-leap year, divided by 365).

          SECTION 3.11. Payment in Currencies. (a) Payment of any principal (and premium, if any) or interest in respect of the Debt Securities of any series shall be made in the currency or currencies specified pursuant to Section 3.01 with respect to the Debt Securities of such series; provided that, if so specified pursuant to Section 3.01, the Holder of such series may elect to receive such payment in Dollars or in any other currency designated for such purpose pursuant to Section 3.01. A Holder may make such election by delivering to the Paying Agent (with a copy to the Trustee) a written notice thereof, substantially in the form attached hereto as Exhibit B or in such other form as may be acceptable to the Paying Agent, not later than the close of business on the Regular Record Date or Special Record Date immediately preceding the applicable Interest Payment Date or the fifteenth day immediately preceding the Maturity, if any, of any principal, as the case may be. Such election shall remain in effect with respect to such Holder until such Holder delivers to the Paying Agent (with a copy to the Trustee), a written notice substantially in the form attached hereto as Exhibit B or in such other form as may be acceptable to the Paying Agent specifying a change in the currency in which such payment is to be made; provided that any such notice must be delivered to the Paying Agent (with a copy to the Trustee) not later than the close of business on the Regular Record Date or Special Record Date immediately preceding the next Interest Payment Date or the fifteenth day immediately preceding the Maturity, if any, of any principal, as the case may be, in order to be effective for the payment to be made thereon; and provided further that no such change in currency may be made with respect to payments to be made on any Registered Security with respect to which notice of redemption has been given by the Company pursuant to Article Eleven.

          (b) Except as otherwise specified pursuant to Section 3.01 with respect to the Debt Securities of any series, the Paying Agent shall deliver to the Company, the Trustee and the Exchange Rate Agent, if any, not later than the fourth Business Day after the Regular Record Date or Special Record Date with respect to an Interest Payment Date or the tenth day immediately preceding the Maturity, if any, of any principal, as the case may be, with respect to Debt Securities of any series, a written notice specifying, in the currency or currencies in which such Debt Securities are denominated, the aggregate amount of any principal (and premium, if any) or interest or such Debt Securities to be paid on such payment date. If payments on any such Debt Securities are designated to be made in a currency other than the currency in which such Debt Securities are denominated, or if at least one Holder of a Registered Security has made the election referred to in Subsection (a) above with respect to such Debt Securities, then the written notice referred to in the preceding sentence shall also specify, in each currency in which payment with respect to such Debt Securities is to be made pursuant to said Subsection (a), the amount of any principal, premium or interest in respect of such Debt Securities to be paid in such currency on such payment date; provided that for purposes of such written notice, the Trustee shall be entitled to rely on any exchange rate information provided to it in writing or via electronic communication such as telex or facsimile by the Exchange Rate Agent.

          (c) The Exchange Rate Agent shall deliver, not later than the sixth Business Day following each Regular Record Date or Special Record Date or the fifth day immediately preceding the Maturity, if any, of any principal, as the case may be, to the Trustee, the Paying Agent and the Company an Exchange Rate Agent's Certificate in respect of the Dollar or Foreign Currency payments to be made on such payment date. Except as otherwise specified pursuant to Section
3.01 with respect to the Debt Securities of any series, the amount receivable by Holders of Registered Securities of any series who have elected payment as provided in Subsection (a) above in a currency other than the currency in which such Registered Securities are denominated shall be determined by the Exchange Rate Agent on the basis of the applicable Exchange Rate set forth in the applicable Exchange Rate Agent's Certificate.

          (d) Except as otherwise specified pursuant to Section 3.01 with respect to the Debt Securities of any series, if the Foreign Currency in which Registered Securities of any series are denominated ceases to be used both by the government of the country issuing such Foreign Currency and for the settlement of transactions by public institutions of or within the international banking community, then, with respect to each date for the payment of any principal (and premium, if any) or interest in respect of such Debt Securities and any Coupons appertaining thereto occurring after the final date on which such Foreign Currency was so used, all payments in respect of such Debt Securities and any Coupons appertaining thereto shall be made in Dollars; provided that payment to a Holder of such a Registered Security shall be made in a different Foreign Currency if that Holder has elected or elects payment in such Foreign Currency as provided for by Subsection (a) above. If payment is to be made in Dollars to Holders of any such Debt Securities or Coupons pursuant to the provisions of the preceding sentence, then the amount to be paid in Dollars on a payment date by the Company to the Paying Agent (who shall promptly notify the Trustee) and by the Paying Agent (who shall promptly notify the Trustee) to such Holders shall be determined by the Paying Agent (who shall promptly notify the Trustee of such determinations) as of the Regular Record Date or Special Record Date with respect to such Interest Payment Date or the fifteenth day immediately preceding the Maturity, if any, of any principal, as the case may be, and shall be equal to the sum obtained by converting the specified Foreign Currency into Dollars at the Exchange Rate on the last such Record Date on which such Foreign Currency was so used in either such capacity.

          (e) All decisions and determinations of the Paying Agent regarding conversion of any Foreign Currency into Dollars pursuant to Subsection (d) above or as specified pursuant to Section 3.01 with respect to the Debt Securities of any series shall, in the absence of manifest error, be conclusive for all purposes and irrevocably binding upon the Company and all Holders of the Debt Securities. If a Foreign Currency in which payment in respect of Debt Securities of any series may be made, pursuant to Subsection (a) above, ceases to be used both by the government of the country issuing such currency and for the settlement of transactions by public institutions of or within the international banking community, the Company after learning thereof will give notice thereof to the Trustee and the Paying Agent immediately (and the Paying Agent promptly thereafter will give notice to the Holders of such Debt Securities in the manner provided in Section 1.06) specifying the last date on which such Foreign Currency was used for the payment of any principal, premium or interest in respect of such Debt Securities. The Trustee and the Paying Agent shall be fully justified and protected in relying conclusively and acting upon the information so received by it from the Company and shall not otherwise have any duty or obligation to determine such information independently.

          SECTION 3.12. Certification by a Person Entitled to Delivery of a Bearer Security. Whenever any provision of this Indenture or a Debt Security contemplates that certification be given by a Person entitled to delivery of a Bearer Security, such certification shall be provided substantially in the form of Exhibit A hereto as such form may be modified pursuant to a Board Resolution, with only such changes as shall be approved by the Company.

                                  ARTICLE FOUR

                           SATISFACTION AND DISCHARGE

          SECTION 4.01. Satisfaction and Discharge. If so specified pursuant to
Section 3.01, this Indenture, with respect to the Debt Securities of any series payable only in Dollars (if all series of Debt Securities issued under this Indenture are not to be affected) shall upon Company Request cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of such Debt Securities herein expressly provided for) and the Trustee, at the expense of the Company, shall execute proper instruments, in a form satisfactory to the Company and the Trustee, acknowledging satisfaction and discharge of this Indenture, when



          (1) either

                    (A) all Debt Securities of such series theretofore
               authenticated and delivered and all Coupons appertaining thereto (other than (i) Coupons appertaining to Bearer Securities surrendered in exchange for Registered Securities and maturing after such exchange, surrender of which is not required or has been waived as provided in Section 3.05, (ii) Debt Securities and Coupons of such series that have been destroyed, lost or stolen and that have been replaced or paid as provided in Section 3.06,
               (iii) Coupons appertaining to Bearer Securities of such series called for redemption and maturing after the relevant Redemption Date, surrender of which has been waived as provided in Section
               11.06 and (iv) Debt Securities and Coupons of such series for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in
               Section 10.03) have been delivered to the Trustee for cancellation; or

                    (B) all such Debt Securities of such series not theretofore delivered to the Trustee for cancellation

                         (i) have become due and payable,

                         (ii) will become due and payable at their Stated
                    Maturity, if any, within one year, or

                         (iii) are to be called for redemption, Exchange or
                    Conversion within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company,

               and the Company, in the case of (i), (ii) or (iii) above, has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose (i) Dollars in an amount,
               (ii) U.S. Government Obligations that through payment of interest and principal in respect thereof in accordance with their terms will provide, not later than the due date of any payment in an amount or (iii) any combination of (i) and (ii) in an amount sufficient to pay and discharge the entire indebtedness on such Debt Securities and Coupons for any principal (and premium, if any) or interest to the date of such deposit (in the case of Debt Securities and Coupons which have become due and payable) or to the Stated Maturity or Redemption Date or Event Date, as the case may be;

          (2) the Company has paid or caused to be paid all other sums payable hereunder by the Company in respect of the Debt Securities of such series; and

          (3) the Company has delivered to the Trustee an Officer's Certificate and, if the Trustee so requests, an Opinion of Counsel each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with.

Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Company to the Trustee under Section 6.07 and, if money shall have been deposited with the Trustee pursuant to Subclause (B) of Clause (1) of this Section, the obligations of the Trustee under Section 4.02 and the last paragraph of Section 10.03 shall survive. The Company's rights and obligations under this Section 4.01 shall be subject to the consent of the Financial Services Authority, if required.

          SECTION 4.02. Application of Trust Money. Subject to the provisions of the last paragraph of Section 10.03, all money deposited with the Trustee pursuant to Section 4.01 shall be held in trust and applied by it, in accordance with the provisions of the Debt Securities, the Coupons and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent), to the Persons entitled thereto, of any principal (and premium, if any) and interest, if any, for which payment such money has been deposited with the Trustee.

                                  ARTICLE FIVE

                                    REMEDIES

          SECTION 5.01. Events of Default. Unless otherwise specified pursuant to Section 3.01 "Event of Default", wherever used herein with respect to Debt Securities of any series, means any one of the following events:

          (i) the making or entry of any order by an English court which is not successfully appealed within 30 days after the date such order was made or entered for the winding up of the Company, or

          (ii) the valid adoption by the shareholders of the Company, of any effective resolution for the winding up of the Company in either case other than in connection with a scheme of amalgamation or reconstruction not involving bankruptcy or insolvency.

          SECTION 5.02. Acceleration of Maturity; Rescission and Annulment. If an Event of Default with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, then in every such case the Trustee may, or if so requested by the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series, shall declare the principal amount (or such other amount as is specified pursuant to Section 3.01) together with the accrued but unpaid interest (or in the case of Discount Debt Securities, the accreted face amount together with accrued interest, if any, or, in the case of Indexed Securities, the amount specified pursuant to Section 3.01) of all of the Debt Securities of that series to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by Holders), and upon any such declaration such principal amount (or specified amount) shall become immediately due and payable.

          At any time after such a declaration of acceleration with respect to Debt Securities of any series has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter in this Article provided, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if:

          (1) the Company has paid or deposited with the Trustee a sum sufficient to pay:

               (A) the principal of (and premium, if any, on) any Debt Securities of such series which have become due and payable otherwise than by such declaration of acceleration and any due and payable interest, and overdue interest, if any, thereon at the rate or rates prescribed therefor in such Debt Securities; and

               (B) all sums paid or advanced by the Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; and

          (2) all Events of Default with respect to the Debt Securities of such series have been remedied.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

          SECTION 5.03. Defaults; Collection of Indebtedness and Suits for Enforcement by Trustee. Unless otherwise provided and contemplated pursuant to
Section 3.01 with respect to the Debt Securities of any series, "Default", wherever used herein, means any one of the following events (whatever the reason for such Default and whether it shall be voluntary or involuntary or be effected by operation of law pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

          (1) the Company fails to pay any interest upon any Debt Security or any related Coupon and such default continues for 14 days; or

          (2) the Company fails to pay the principal of (or premium, if any, on) any Debt Security of any series at its Maturity and such failure is continued for seven days;

          provided that, if the Company does not pay any installment of interest on the pertinent Interest Payment Date or all or any part of principal at Maturity, the obligation to make such payment and such Interest Payment Date or Maturity, as the case may be, shall be deferred until (i) in the case of a payment of interest, the date upon which a dividend is paid on any class of share capital of the Company and (ii) in the case of a payment of principal, the first Business Day after the date that falls six months after the original Maturity. Failure by the Company to make any such payment prior to such deferred Interest Payment Date or Maturity shall not constitute a default by the Company or otherwise allow any Holder to sue the Company for such payment or to take any other action. Any payment so deferred shall not be treated as due for any purpose (including, without limitation, for the purposes of ascertaining whether or not a Default has occurred) until the deferred Interest Payment Date or Maturity, as the case may be.

          If a Default occurs, the Trustee may, to enforce the obligations of the Company, institute proceedings in England (but not elsewhere) for the winding up of the Company, provided that the Trustee may not, upon the occurrence of a Default, unless an Event of Default has occurred and is continuing, accelerate the Maturity of any of the Outstanding Debt Securities.

          Notwithstanding the foregoing, failure to make any payment in respect of the Debt Securities shall not be a Default in respect of such Debt Securities if such payment is withheld or refused, (i) in order to comply with any fiscal or other law or regulation or with the order of any court of competent jurisdiction, in each case applicable to such payment or (ii) in case of doubt as to the validity or applicability of any such law, regulation or order, in accordance with advice given with respect to validity or applicability of such law, regulation or order at any time during said period of 14 Business Days (in the case of payments under Clause (1) above) or seven Business Days (in the case of payments under Clause (2) above) by independent legal advisers acceptable to the Trustee, provided, however, that the Trustee may by notice to the Company require the Company to take such action (including but not limited to proceedings for a declaration by a court of competent jurisdiction) as the Trustee may be advised in an opinion of counsel, upon which opinion the Trustee may conclusively rely, is appropriate and reasonable in the circumstances to resolve such doubt, in which case the Company shall forthwith take and expeditiously proceed with such action and shall be bound by any final resolution of the doubt resulting therefrom. If any such resolution determines that the relevant payment can be made without violating any applicable law, regulation or order then the provisions of the preceding sentence shall cease to have effect and such payment shall become due and payable on the expiration of 14 Business Days (in the case of payments under Clause (1) above) or seven Business Days (in the case of payments under Clause (2) above) after the Trustee gives written notice to the Company informing it of such resolution.

          SECTION 5.04. Trustee May File Proofs of Claim. In case of any judicial proceeding relative to the Company or any other obligor upon the Debt Securities of a particular series or any related Coupons or the property of the Company or of such other obligor or their creditors, the Trustee (irrespective of whether any principal in respect of such Debt Securities shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand on the Company for the payment of any overdue principal or interest) shall be entitled and empowered, by intervention in such proceeding or otherwise,

          (i) to file and prove a claim for the whole amount of any principal (and premium, if any) or interest owing and unpaid with respect to the Debt Securities of such series and any appurtenant Coupons and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and of the Holders allowed in such judicial proceeding, and

          (ii) to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same;

and any receiver, assignee, trustee, custodian, liquidator, sequestrator (or other similar official) in any such proceeding is hereby authorized by each Holder to make such payments to the Trustee, and in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 6.07.

          Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Debt Securities or Coupons or the rights of any Holder thereof or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

          The provisions of this Section 5.04 are subject to the provisions of Article Twelve.

          SECTION 5.05. Trustee May Enforce Claims Without Possession of Debt Securities or Coupons . All rights of action and claims under this Indenture or the Debt Securities or Coupons may be prosecuted and enforced by the Trustee without the possession of any of the Debt Securities or Coupons or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name, as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the Holders of the Debt Securities and Coupons in respect of which such judgment has been recovered.

          SECTION 5.06. Application of Money Collected. Any money collected by the Trustee pursuant to this Article shall, subject to the provisions of Article Twelve, be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of any principal, premium or interest, upon presentation of the Debt Securities or any Coupons, or both, as the case may be, and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

          FIRST: To the payment of all amounts due to the Trustee under Section 6.07;

          SECOND: To the payment of the amounts then due and unpaid for any principal of (and premium, if any, on) or interest on the series of Debt Securities and any appurtenant Coupons, in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such series of Debt Securities and any appurtenant Coupons for any principal (and premium, if any) or interest, respectively; and

          THIRD: The balance, if any, to the Company or other Person or Persons entitled thereto.

          SECTION 5.07. Limitation on Suits. No Holder of any Debt Security of any series and any appurtenant Coupons shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless:

          (1) such Holder has previously given written notice to the Trustee of a continuing Event of Default or Default with respect to the Debt Securities of such series;

          (2) the Holders of not less than a majority in aggregate principal amount (or, in the case of any Principal Indexed Security, face amount) of the Outstanding Debt Securities of such series have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder;

          (3) such Holder or Holders have offered to the Trustee indemnity satisfactory to the Trustee against the costs, expenses and liabilities to be incurred in compliance with such request;

          (4) the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

          (5) no direction inconsistent with such written request has been received by the Trustee during such 60-day period from the Holders of a majority in aggregate principal amount (or, in the case of any Principal Indexed Security, face amount) of the Outstanding Debt Securities of such series;

it being understood and intended that no one or more of such Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other such Holders, or to obtain or to seek to obtain priority or preference over any other of such Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all of such Holders.

          SECTION 5.08. Unconditional Right of Holders to Receive Any Principal, Premium and Interest. Notwithstanding any other provision in this Indenture, the Holder of any Debt Security or Coupon shall have the absolute and unconditional right to receive payment of any principal of (and premium, if any, on) or (subject to Section 3.07) interest on such Debt Security or payment of such Coupon on the respective Stated Maturity or Maturities, if any, expressed in such Debt Security or Coupon (or, in the case of redemption or exchange, on the Redemption Date or the Event Date, as the case may be) and to institute suit for the enforcement of any such payment, and such right shall not be impaired without the consent of such Holder.

          SECTION 5.09. Restoration of Rights and Remedies. If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case the Company, the Trustee and the Holders shall, subject to any determination in such proceeding, be restored severally and respectively to their former positions hereunder, and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

          SECTION 5.10. Rights and Remedies Cumulative. Except as otherwise provided in Section 6.01, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

          SECTION 5.11. Delay or Omission Not Waiver. No delay or omission of the Trustee or of any Holder of any Debt Security or Coupon to exercise any right or remedy accruing upon any Event of Default or Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

          SECTION 5.12. Control by Holders of Debt Securities. The Holders of a majority in aggregate principal amount (or, in the case of any Principal Indexed Security, face amount) of the Outstanding Debt Securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of such series, provided that

          (1) such direction shall not be in conflict with any rule of law or with this Indenture;

          (2) subject to the provisions of Section 6.01, the Trustee shall have the right to decline to follow any such direction if the Trustee in good faith shall, by a Responsible Officer or Responsible Officers of the Trustee, determine that the proceeding so directed would be unjustly prejudicial to the Holders of Debt Securities of such series not joining in any such direction; and

          (3) the Trustee may take any other action deemed proper by the Trustee, which is not inconsistent with such direction.

          SECTION 5.13. Waiver of Past Defaults. The Holders of not less than a majority in aggregate principal amount (or, in the case of any Principal Indexed Security, face amount) of the Outstanding Debt Securities of any series may, on behalf of the Holders of all the Debt Securities of any such series and any related Coupons, waive any past event of default or any past default hereunder with respect to such series and its consequences, except a default

          (1) in the payment of any principal of (or premium, if any, on) or any installment of interest or related deferred payment on any Debt Security of such series, or

          (2) in respect of a covenant or provision hereof that under Article Nine cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security affected thereby.

          Upon any such waiver, such default shall cease to exist, and any Event of Default or Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other default or impair any right consequent thereon.

          SECTION 5.14. Undertaking for Costs. All parties to this Indenture agree, and each Holder of any Debt Security or Coupon by his acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys' fees, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; but the provisions of this Section shall not apply to any suit instituted by the Company, to any suit instituted by the Trustee, to any suit instituted by any Holder, or group of Holders, holding in the aggregate more than 10% in principal amount (or, in the case of any Principal Indexed Security, face amount) of the Outstanding Debt Securities of any series, or to any suit instituted by any Holder for the enforcement of the payment of any principal of (or premium, if any, on) or interest on any Debt Security or the payment of any Coupon on or after the respective Stated Maturity or Maturities, if any, expressed in such Debt Security or Coupon (or, in the case of redemption or Exchange or Conversion on or after the Redemption Date or the Event Date, as the case may be).

                                  ARTICLE SIX

                                   THE TRUSTEE

          SECTION 6.01. Certain Duties and Responsibilities.

          (a) With respect to Debt Securities of any series, except during the continuance of an Event of Default or Default with respect to the Debt Securities of such series,

          (1) the Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

          (2) in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but in the case of any such certificates or opinions which by any provisions hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

          (b) In case an Event of Default or Default with respect to Debt Securities of any series or any appurtenant Coupons has occurred and is continuing, the Trustee shall, with respect to the Debt Securities of such series or any appurtenant Coupons, as the case may be, exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

          (c) No provision of this Indenture shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that

          (1) this Subsection shall not be construed to limit the effect of Subsection (a) of this Section;

          (2) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it shall be proved that the Trustee was negligent in ascertaining the pertinent facts; and

          (3) the Trustee shall not be liable with respect to any action taken, suffered or omitted to be taken by it with respect to Debt Securities of any series in good faith in accordance with the direction of the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of such series relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture.

          (d) No provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

          (e) Notwithstanding any other provision of this Indenture, under no circumstances shall the Trustee be deemed to have fiduciary obligations with respect to any Person including, without limitation, Ordinary Creditors, other than Holders of Debt Securities, as and to the extent provided in this Indenture.

          (f) Whether or not therein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section.

          SECTION 6.02. Notice of Defaults. As soon as practicable after the receipt of a Deferral Notice and within 90 days after the occurrence of any Event of Default or Default hereunder with respect to Debt Securities of any series the Trustee shall give to Holders of Debt Securities of such series in the manner set forth in Section 1.06 notice of each such Deferral Notice, Event of Default or Default hereunder known to the Trustee, unless in the case of notice regarding an Event of Default or Default such Event of Default or Default shall have been cured or waived; provided, that the Trustee shall be protected in withholding notice of a Default or an Event of Default if and so long as the board of directors, the executive committee or a trust committee of directors and/or Responsible Officers of the Trustee reasonably determines that the withholding of such notice is in the interest of the Holders of Debt Securities of such series.

          Section 6.03. Certain Rights of Trustee. Except as otherwise provided in Section 6.01:

          (a) the Trustee may conclusively rely and shall be fully protected in acting or refraining from acting upon, whether in original or facsimile form, any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, Coupon or other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

          (b) any request or direction of the Company mentioned herein shall be sufficiently evidenced by a Company Request or Company Order and any resolution of the Board of Directors shall be sufficiently evidenced by a Board Resolution;

          (c) whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely upon an Officer's Certificate;

          (d) the Trustee may consult with counsel of its selection and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

          (e) the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders of Debt Securities of such series or any related Coupons pursuant to this Indenture, unless such Holders shall have offered to the Trustee reasonable security or indemnity satisfactory to the Trustee against the costs, expenses and liabilities that might be incurred by it in compliance with such request or direction;

          (f) the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, Coupon, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company personally or by agent or attorney at the sole cost of the Company and shall incur no liability or additional liability of any kind by reason of such inquiry or investigation;

          (g) the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder;

          (h) the Trustee shall not be deemed to have notice of any Default or Event of Default unless a Responsible Officer of the Trustee has actual knowledge thereof or unless written notice of any event which is in fact such a default is received by the Trustee at the Corporate Trust Office of the Trustee, and such notice references the Debt Securities and this Indenture;

          (i) the rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and to each agent, custodian and other Person employed to act hereunder; and (j) the Trustee may request that the Company deliver an Officer's Certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officer's Certificate may be signed by any person authorized to sign an Officer's Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded.

          SECTION 6.04. Not Responsible for Recitals or Issuance of Debt Securities. The recitals contained herein and in the Debt Securities, except the Trustee's certificates of authentication, and in any Coupons shall be taken as the statements of the Company and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Debt Securities of any series or of any Coupons. The Trustee shall not be accountable for the use or application by the Company or any Paying Agent of any Debt Securities or the proceeds thereof.

          SECTION 6.05. May Hold Debt Securities or Coupons. The Trustee, any Paying Agent, the Registrar or any other agent of the Company, in its individual or any other capacity, may become the owner or pledgee of Debt Securities and Coupons, and, subject to Section 6.08 and Section 6.13, may otherwise deal with the Company with the same rights it would have if it were not Trustee, Paying Agent, Registrar or such other agent.

          SECTION 6.06. Money Held in Trust. Money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law, except that the Trustee shall segregate moneys, funds and accounts held by the Trustee in one currency or currency unit from any moneys, funds or accounts in any other currencies or currency units. The Trustee shall be under no liability for interest on any money received by it hereunder except as otherwise agreed with the Company.

          SECTION 6.07. Compensation and Reimbursement. The Company agrees:

          (1) to pay to the Trustee from time to time such compensation for all services rendered by it hereunder as the parties shall agree from time to time (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);

          (2) except as otherwise expressly provided herein, to reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of this Indenture (including the reasonable compensation and the reasonable expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as may be attributable to its negligence or willful misconduct; and

          (3) to indemnify each of the Trustee and any predecessor Trustee and their agents for, and to hold it harmless against, any loss, liability, claim, damage or expense incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of this trust or performance of its duties hereunder, including the reasonable costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder.

          As security for the performance of the obligations of the Company under this Section, the Trustee shall have a claim prior to the Debt Securities and any Coupons upon all property and funds held or collected by the Trustee as such, except funds held in trust for the payment of any principal (and premium, if any) or interest in respect of any Debt Securities or Coupons.

          The accrued obligations of the Company under this Section 6.07 to compensate and indemnify the Trustee for expenses, losses, liabilities, disbursements and advances shall survive the termination, satisfaction and discharge of the Indenture, including any termination under any applicable bankruptcy or similar law or the removal or resignation of the Trustee.

          SECTION 6.08. Disqualification; Conflicting Interests. If the Trustee has or shall acquire a conflicting interest within the meaning of the Trust Indenture Act, the Trustee shall either eliminate such interest or resign, to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and this Indenture.

          SECTION 6.09. Corporate Trustee Required; Eligibility. There shall at all times be a Trustee hereunder that shall be a Person that is eligible pursuant to the Trust Indenture Act to act as such and has a combined capital and surplus of at least $50,000,000. If such Person publishes reports of condition at least annually, pursuant to law or to the requirements of a Federal, State, District of Columbia or foreign supervising or examining authority, then for the purposes of this Section the combined capital and surplus of such Person shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

          SECTION 6.10. Resignation and Removal; Appointment of Successor. No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article shall become effective until the acceptance of appointment by the successor Trustee under Section 6.11.

          The Trustee may resign at any time with respect to the Debt Securities of one or more series by giving written notice thereof to the Company. If an instrument of acceptance by a successor Trustee shall not have been delivered to the Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee may petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Debt Securities of such series.

          The Trustee may be removed at any time with respect to the Debt Securities of any series by Act of the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of such series, delivered to the Trustee and the Company.

          If at any time:

          (1) the Trustee shall fail to comply with Section 6.08 with respect to the Debt Securities of any series after written request therefor by the Company or by any Holder who has been a bona fide Holder of a Debt Security of such series for at least six months, or

          (2) the Trustee shall cease to be eligible under Section 6.09 and shall fail to resign after written request therefor by the Company or by any such Holder, or

          (3) the Trustee shall become incapable of acting or a decree or order for relief by a court having jurisdiction in the premises shall have been entered in respect of the Trustee in an involuntary case under the Federal bankruptcy laws, as now or hereafter constituted, or any other applicable Federal or State bankruptcy, insolvency or similar law; or a decree or order by a court having jurisdiction in the premises shall have been entered for the appointment of a receiver, custodian, liquidator, assignee, trustee, sequestrator (or other similar official) of the Trustee or of its property or affairs, or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation, winding up or liquidation, or

          (4) the Trustee shall commence a voluntary case under the Federal bankruptcy laws, as now or hereafter constituted, or any other applicable Federal or State bankruptcy, insolvency or similar law or shall consent to the appointment of or taking possession by a receiver, custodian, liquidator, assignee, trustee, sequestrator (or other similar official) of the Trustee or its property or affairs, or shall make an assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts generally as they become due, or shall take corporate action in furtherance of any such action, then, in any such case, (i) the Company by a Board Resolution may remove the Trustee with respect to all Debt Securities or (ii) subject to Section 5.14, any such Holder may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee for the Debt Securities of such series and the appointment of a successor Trustee.

          If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause, with respect to the Debt Securities of one or more series, the Company, by a Board Resolution, shall promptly appoint a successor Trustee or Trustees with respect to the Debt Securities of that or those series (it being understood that any such successor Trustee may be appointed with respect to the Debt Securities of one or more or all of such series and that at any time there shall be only one Trustee with respect to the Debt Securities of any particular series) and shall comply with the applicable requirements of Section 6.11. If within one year after such resignation, removal or incapability, or the occurrence of such vacancy, a successor Trustee with respect to the Debt Securities of any series shall be appointed by Act of the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of such series delivered to the Company and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment, become the successor Trustee with respect to the Debt Securities of such series, and, to that extent, supersede the successor Trustee appointed by the Company. If no successor Trustee with respect to the Debt Securities of any series shall have been so appointed by the Company or the Holders and shall have accepted appointment in the manner hereinafter provided, the Trustee or any Holder who has been a bona fide Holder of a Debt Security of such series for at least six months may, subject to Section 5.14, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Debt Securities of such series.

          The Company shall give notice of each resignation and each removal of the Trustee with respect to the Debt Securities of any series and each appointment of a successor Trustee with respect to the Debt Securities of any series by mailing written notice of such event by first-class mail, postage prepaid, to the Holders of Registered Securities, if any, of such series as their names and addresses appear in the Register and, if Debt Securities of such series are issuable as Bearer Securities, by publishing notice of such event once in an Authorized Newspaper in each Place of Payment located outside the United States. Each notice shall include the name of the successor Trustee with respect to the Debt Securities of such series and the address of its Corporate Trust Office.

          SECTION 6.11. Acceptance of Appointment by Successor. In the case of an appointment hereunder of a successor Trustee with respect to all Debt Securities, every such successor Trustee so appointed shall execute, acknowledge and deliver to the Company and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, on request of the Company or the successor Trustee, such retiring Trustee shall, upon payment of its charges, execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee, and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder.

          In case of the appointment hereunder of a successor Trustee with respect to the Debt Securities of one or more (but not all) series, the Company, the retiring Trustee upon payment of its charges and each successor Trustee with respect to the Debt Securities of the relevant series shall execute and deliver an indenture supplemental hereto wherein each successor Trustee shall accept such appointment and which (1) shall contain such provisions as shall be necessary or desirable to transfer to and vest in each successor Trustee all the rights, powers, trusts and duties of the retiring Trustee with respect to the Debt Securities of that or those series to which the appointment of such successor Trustee relates, (2) if the retiring Trustee is not retiring with respect to all Debt Securities, shall contain such provisions as shall be deemed necessary or desirable to confirm that all the rights, powers, trusts and duties of the retiring Trustee with respect to the Debt Securities of that or those series as to which the retiring Trustee is not retiring shall continue to be vested in the retiring Trustee and (3) shall add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, it being understood that nothing herein or in such supplemental indenture shall constitute such Trustees co-trustees of the same trust and that each such Trustee shall be trustee of a trust or trusts hereunder separate and apart from any trust or trusts hereunder administered by any other such Trustee; and upon the execution and delivery of such supplemental indenture the resignation or removal of the retiring Trustee shall become effective to the extent provided therein and each such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee with respect to the Debt Securities of that or those series to which the appointment of such successor Trustee relates; but, on request of the Company or any successor Trustee, such retiring Trustee shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder with respect to the Debt Securities of that or those series to which the appointment of such successor Trustee relates.

          Upon request of any such successor Trustee, the Company shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all such rights, powers and trusts referred to in this Section.

          No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article.

          SECTION 6.12. Merger, Conversion, Consolidation or Succession to Business. Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all of the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided such corporation shall be otherwise qualified and eligible under this Article, without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any Debt Securities shall have been authenticated but not delivered by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the Debt Securities so authenticated with the same effect as if such successor Trustee had itself authenticated such Debt Securities. In case any Debt Securities shall not have been authenticated by such predecessor Trustee, any such successor Trustee may authenticate and deliver such Debt Securities, in either its own name or that of such predecessor Trustee, with the full force and effect that this Indenture provides for the certificate of authentication of the Trustee.

          SECTION 6.13. Preferential Collection of Claims Against Company. If and when the Trustee shall be or become a creditor of the Company (or any other obligor upon the Debt Securities of a series), the Trustee shall be subject to the provisions of the Trust Indenture Act regarding the collection of claims against the Company (or any such other obligor).

          SECTION 6.14. Appointment of Authenticating Agent. Upon a Company Request, the Trustee may appoint an authenticating agent with respect to the Debt Securities of one or more series (the "Authenticating Agent"), for such period as the Company shall elect, which will be authorized to act as the Trustee's agent on the Trustee's behalf to authenticate and deliver the Debt Securities of such series. Debt Securities of such series authenticated by such Authenticating Agent shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated by the Trustee. Wherever reference is made in this Indenture to the authentication and delivery of Debt Securities of any series by the Trustee or to the Trustee's certificate of authentication, such reference shall be deemed to include authentication and delivery on behalf of the Trustee by the Authenticating Agent for such series or the certificate of authentication executed on behalf of such Trustee by such Authenticating Agent, as the case may be. Such Authenticating Agent shall at all times meet the eligibility requirements for the Trustee set forth in Section 6.09.

          Any corporation into which any Authenticating Agent may be merged or converted, or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which any Authenticating Agent shall be a party, or any corporation succeeding to the corporate agency business of any Authenticating Agent, shall continue to be the Authenticating Agent with respect to all series of Debt Securities for which it served as Authenticating Agent without the execution or filing of any paper or any further act on the part of the Company, the Trustee or such Authenticating Agent. Any Authenticating Agent may at any time, and if it shall cease to be eligible shall, resign with respect to the Debt Securities of one or more series by giving written notice of resignation to the Trustee and the Company. The Trustee may at any time terminate the agency of any Authenticating Agent by giving written notice of such termination to such Authenticating Agent and the Company.

          Upon receiving such a notice of resignation or upon such a termination, or in case at any time any Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section with respect to the Debt Securities of one or more series, the Trustee shall upon Company Request appoint a successor Authenticating Agent, and the Company shall provide notice of such appointment to all Holders of Debt Securities of such series in the manner and to the extent provided in Section 1.06. Any successor Authenticating Agent, upon acceptance of its appointment hereunder, shall become vested with all rights, powers, duties and responsibilities of its predecessor hereunder, with like effect as if originally named as Authenticating Agent. The Company agrees to pay each Authenticating Agent from time to time reasonable compensation for its services.

                                 ARTICLE SEVEN

                HOLDERS LISTS AND REPORTS BY TRUSTEE AND COMPANY

          SECTION 7.01. Company to Furnish Trustee Names and Addresses of Holders. The Company will furnish or cause to be furnished to the Trustee with respect to the Debt Securities of each series for which the Trustee acts as
Trustee:

          (a) at least semi-annually, not more than 15 days after each Regular Record Date in respect of the Debt Securities of such series (or on 30 June and 31 December of each year with respect to the Debt Securities of any series for which there are no Regular Record Dates or for which there are different Regular Record Dates for Debt Securities of such series issued on different dates), a list, in such form as the Trustee may reasonably require, of the names and addresses of the Holders of Registered Securities as of such Regular Record Date or June 15 or December 16, as the case may be, and

          (b) at such other times as the Trustee may request in writing, within 30 days after the receipt by the Company of any such request, a list of similar form and content as of a date not more than 15 days prior to the time such list is furnished;

provided, however, that if and so long as the Trustee shall be the Registrar, no such list need be furnished.

          SECTION 7.02. Preservation of Information; Communications to Holders. The Trustee shall preserve, in as current a form as is reasonably practicable, the names and addresses of Holders of Registered Securities contained in the most recent list furnished to the Trustee as provided in Section 7.01 and the names and addresses of Holders received by the Trustee in its capacity as Registrar, if so acting. The Trustee may destroy any list furnished to it as provided in Section 7.01 upon receipt of a new list so furnished. The Trustee shall preserve for at least two years from the date of receipt of the names and addresses of Holders of any Debt Securities filed with the Trustee, to the extent so filed.

          (b) If three or more Holders (hereinafter referred to as "applicants") apply in writing to the Trustee, and furnish to the Trustee reasonable proof that each such applicant has owned a Debt Security for a period of at least six months preceding the date of such application, and such application states that the applicants desire to communicate with other Holders of Debt Securities of a particular series (in which case the applicants must hold Debt Securities of such series) or with all Holders of Debt Securities with respect to their rights under this Indenture or under the Debt Securities and such application is accompanied by a copy of the form of proxy or other communication which such applicants propose to transmit, then the Trustee shall, within five Business Days after the receipt of such application, at its election, either

          (i) afford such applicants access to the information preserved at the time by the Trustee in accordance with Section 7.02(a), or

          (ii) inform such applicants as to the approximate number of Holders of Debt Securities of such series or of all Debt Securities, as the case may be, whose names and addresses appear in the information preserved at the time by the Trustee in accordance with Section 7.02(a), and as to the approximate cost of mailing to such Holders the form of proxy or other communication, if any, specified in such application.

          If the Trustee shall elect not to afford such applicants access to such information, the Trustee shall, upon the written request of such applicants, mail to each Holder whose name and address appear in the information preserved at the time by the Trustee in accordance with Section 7.02(a), a copy of the form of proxy or other communication which is specified in such request, with reasonable promptness after a tender to the Trustee of the material to be mailed and of payment, or provision for the payment, of the reasonable expenses of mailing, unless within five days after such tender the Trustee shall mail to such applicants and file with the Commission, together with a copy of the material to be mailed, a written statement to the effect that, in the opinion of the Trustee, such mailing would be contrary to the best interests of the Holders or would be in violation of applicable law. Such written statement shall specify the basis of such opinion. If the Commission, after opportunity for a hearing upon the objections specified in the written statement so filed, shall enter an order refusing to sustain any of such objections or if after the entry of an order sustaining one or more of such objections, the Commission shall find, after notice and opportunity for hearing, that all the objections so sustained have been met and shall enter an order so declaring, the Trustee shall mail copies of such material to all such Holders with reasonable promptness after the entry of such order and the renewal of such tender; otherwise the Trustee shall be relieved of any obligation or duty to such applicants respecting their application.

          (c) Every Holder of Debt Securities or Coupons, by receiving and holding the same, agrees with the Company and the Trustee that neither the Company nor the Trustee shall be held accountable by reason of the disclosure of any such information as to the names and addresses of the Holders in accordance with Section 7.02(b), regardless of the source from which such information was derived, and that the Trustee shall not be held accountable by reason of mailing any material pursuant to a request made under Section 7.02(b).

          SECTION 7.03. Reports by Trustee. (a) The Trustee shall transmit to Holders such reports concerning the Trustee and its actions under this Indenture as may be required pursuant to the Trust Indenture Act at the times and in the manner provided pursuant thereto; provided, however that any reports required by
Section 313(a) of the Trust Indenture Act shall be transmitted by mail to Holders within 60 days after 15 May of each year commencing with the year following the first issuance of Debt Securities.

          (b) A copy of each such report shall, at the time of such transmission to Holders, be filed by the Trustee with each stock exchange upon which any Debt Securities are listed, with the Commission and with the Company. The Company will notify the Trustee when any series of Debt Securities is listed on any stock exchange.

          SECTION 7.04. Reports by Company. The Company shall file with the Trustee and the Commission, and transmit to Holders, such information, documents and other reports, and such summaries thereof, as may be required pursuant to the Trust Indenture Act at the times and in the manner provided pursuant to such Act; provided that any such information, documents or reports required to be filed with the Commission pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, shall be filed with the Trustee within 15 days after the same is so filed with the Commission. The Trustee shall make all such reports available for inspection by Holders at its Corporate Trust Office.

                                  ARTICLE EIGHT

              CONSOLIDATION, MERGER, CONVEYANCE, TRANSFER OR LEASE

          SECTION 8.01. Company May Consolidate, etc., Only on Certain Terms. The Company may, without the consent of Holders of any Debt Securities of any series outstanding under this Indenture, consolidate or amalgamate with or merge into any other corporation or convey or sell or transfer or lease its properties and assets substantially as an entirety to any Person, provided that:

          (1) the corporation formed by such consolidation or amalgamation or into which the Company is merged or the Person which acquires by conveyance or transfer the properties and assets of the Company, substantially as an entirety (i) shall expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee the due and punctual payment of any principal, premium or interest (including all additional amounts, if any, payable pursuant to Section 10.04) in respect of all the Debt Securities and any related Coupons and the performance of every covenant of this Indenture on the part of the Company to be performed or observed and (ii) the definition of "Taxing Jurisdiction" shall be amended, if applicable, to replace the United Kingdom with the jurisdiction in which such successor Person is resident for tax purposes;

          (2) immediately after giving effect to such transaction and treating any indebtedness that becomes an obligation of the Company, as a result of such transaction as having been incurred by the Company at the time of such transaction, no Event of Default or Default, and no event that, after notice or lapse of time, or both, would become an Event of Default or a Default, shall have occurred and be continuing; and

          (3) the Company and the successor Person, have delivered to the Trustee an Officer's Certificate and, if so requested by the Trustee, an Opinion of Counsel stating that such consolidation, merger, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with this Article and that all conditions precedent herein provided for relating to such transaction have been complied with.

          SECTION 8.02. Successor Person Substituted. Upon any consolidation or amalgamation with or merger into any other corporation, or any conveyance, transfer or lease of the properties and assets of the Company substantially as an entirety to any Person in accordance with Section 8.01, the successor corporation formed by such consolidation or amalgamation or into which the Company is merged or the successor Person to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Indenture with the same effect as if such successor corporation or successor Person had been named as the Company herein, and thereafter, except in the case of a lease, the predecessor corporation shall be relieved of all obligations and covenants under this Indenture and the Debt Securities and any Coupons.

          SECTION 8.03. Assumption of Obligations. With respect to the Debt Securities of any series, a holding company of the Company or any subsidiary of the Company (a "successor entity") may assume the obligations of the Company (or any corporation which shall have previously assumed the obligations of the Company) for the due and punctual payment of the principal of (and premium, if any, on), or interest on and any additional amount required to be paid in accordance with the provisions of the Indenture or the Debt Securities in respect of the Debt Securities and the performance of each covenant of the Indenture and the Debt Securities on the part of the Company to be performed or observed provided, that

          (1) the successor entity shall expressly assume such obligations by an amendment to the Indenture, executed by the Company and such successor entity, if applicable, and delivered to the Trustee, in form satisfactory to the Trustee, and the Company shall, by amendment to the Indenture, unconditionally guarantee all of the obligations of such successor entity under the Debt Securities of such series and the Indenture as so modified by such amendment (provided, however, that, for the purposes of the Company's obligation to pay to Holders all Additional Amounts, if any, payable pursuant to Section 10.04 in respect of the Debt Securities and any related Coupons, references to such successor entity's country of organization will be added to references to the United Kingdom);

          (2) such successor entity shall confirm in such amendment to the Indenture that such successor entity will pay to the Holders all Additional Amounts, if any, payable pursuant to Section 10.04 in respect of all the Debt Securities and any related Coupons (provided, however, that for these purposes such successor entity's country of organization will be substituted for the references to the United Kingdom); and

          (3) immediately after giving effect to such assumption of obligations, no Event of Default or Default and no event which, after notice or lapse of time or both, would become an Event of Default or Default, shall have occurred and be continuing.

          Upon any such assumption, the successor entity shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Indenture with respect to any such Debt Securities with the same effect as if such successor entity had been named as the Company in this Indenture, and the Company or any legal and valid successor corporation which shall theretofore have become such in the manner prescribed herein, shall be released from all liability as obligor upon any such Debt Securities except as provided in Clause
(1) above.


                                  ARTICLE NINE

                             SUPPLEMENTAL INDENTURES

          SECTION 9.01. Supplemental Indentures Without Consent of Holders. Without the consent of any Holders of Debt Securities or Coupons, the Company, when authorized by or pursuant to a Board Resolution, and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental hereto, in form satisfactory to the Trustee, for any of the following purposes:

          (1) to evidence the succession of another Person to the Company and the assumption by such successor Person of the covenants of the Company herein and in the Debt Securities contained;

          (2) to add to the covenants of the Company for the benefit of the Holders of all or any series of Debt Securities or Coupons (and, if such covenants are to be for the benefit of less than all series of Debt Securities or Coupons, stating that such covenants are expressly being included solely for the benefit of such series) or to surrender any right or power herein conferred upon the Company;

          (3) to change or eliminate any restrictions on the payment of any principal of (or premium, if any, on) or interest on Bearer Securities, to permit Bearer Securities to be issued in exchange for Registered Securities or to permit or facilitate the issuance of Debt Securities in uncertificated or book-entry form; provided that no such action shall adversely affect the interests of the Holders of Debt Securities of any series or any related Coupons in any material respect; or

          (4) to change or eliminate any of the provisions of this Indenture; provided that any such change or elimination shall be effective only with respect to any series of Debt Securities created subsequent to the execution of such supplemental indenture; or

          (5) to establish the form or terms of Debt Securities of any series and any related Coupons as permitted by Section 2.01 and Section 3.01;

          (6) to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Debt Securities of one or more series and to add to, change or eliminate any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, pursuant to the requirements of Section 6.11; or

          (7) to secure the Debt Securities;

          (8) to cure any ambiguity, to correct or supplement any provision herein which may be defective or inconsistent with any other provision herein, or to make any other provision with respect to matters or questions arising under this Indenture that shall not be inconsistent with any provision of this Indenture; provided that such action shall not adversely affect the interests of the Holders of Debt Securities of any series or any related Coupons in any material respect; or

          (9) to add, to change or to eliminate any provision of this Indenture as shall be necessary or desirable in accordance with any amendment to the Trust Indenture Act.

          SECTION 9.02. Supplemental Indentures With Consent of Holders. With the consent of the Holders of not less than a majority in aggregate principal amount (or, in the case of any Principal Indexed Security, face amount) of the Outstanding Debt Securities of each series affected by such supplemental indenture, by Act of said Holders delivered to the Company and the Trustee, when authorized by or pursuant to a Board Resolution, and the Trustee may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of modifying in any manner the rights under this Indenture of the Holders of such Debt Securities and any related Coupons; provided, however, that no such supplemental indenture shall, without the consent of the Holder of each Outstanding Debt Security or Coupon affected thereby,

          (1) change the Stated Maturity of any principal or any installment of interest or additional amounts payable in respect of any Debt Security, or reduce the principal amount (or, in the case of any Principal Indexed Security, face amount) thereof or any interest or any related deferred payment, or the rate of interest on any of the foregoing, thereon or any premium payable upon redemption thereof, or additional amounts payable thereon, or change the manner in which the amount of any payment of any principal, premium or interest in respect of any Indexed Security is determined, or change any obligation of the Company to pay any additional amount pursuant to Section 10.04 (except as contemplated by Section 8.01(1) and permitted by Section 9.01(1), or reduce the amount of the principal of a Discount Debt Security that would be due and payable upon an acceleration of the Maturity thereof pursuant to Section 5.02, or change any Place of Payment, or change the coin or currency in which any principal (and premium, if any,) or any interest or any Coupon or any related deferred payment is payable, or the rate of interest on any of the foregoing, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption or exchange, on or after the Redemption Date or the Event Date, as the case may be);

          (2) reduce the percentage of the aggregate principal amount (or, in the case of any Principal Indexed Security, face amount) of the Outstanding Debt Securities affected thereby, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of this Indenture or certain defaults hereunder and their consequences) provided for in this Indenture;

          (3) modify any of the provisions of this Section 9.02, Section 5.13 or
     Section 10.06, except to increase any such percentage or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Debt Security affected thereby; provided, however, that this clause shall not be deemed to require the consent of any Holder of a Debt Security with respect to changes in the references to "the Trustee" and concomitant changes in this Section and Section 10.06;

          (4) change any obligation of the Company to maintain an office or agency in the places and for the purposes specified in Section 10.02; or

          (5) change in any manner adverse to the interests of the Holders of Debt Securities of any series, the subordination provisions of the Debt Securities of such series or the terms and conditions of the obligations of the Company in respect of the due and punctual payment of the principal, premium, if any, interest, any deferred payment or the rate of interest on any of the foregoing on the Debt Securities of such series.

          It shall not be necessary for any Act of Holders under this Section to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such Act shall approve the substance thereof.

          A supplemental indenture that changes or eliminates any covenant or other provision of this Indenture that has expressly been included solely for the benefit of one or more particular series of Debt Securities, or that modifies the rights of the Holders of Debt Securities of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under this Indenture of the Holders of Debt Securities of any other series.

          SECTION 9.03. Execution of Supplemental Indentures. In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article or the modifications thereby of the trusts created by this Indenture, the Trustee shall be entitled to receive, and (subject to Section 6.01) shall be fully protected in relying upon, an Opinion of Counsel from the Company stating that the execution and delivery of such supplemental indenture has been duly authorized by all necessary corporate action, such supplemental indenture has been duly executed and delivered and, assuming that the Trustee has satisfied those legal requirements that are applicable to it to the extent necessary to make such supplemental indenture enforceable against it, is a legal, valid, binding and enforceable agreement of the Company subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law). The Trustee may, but shall not be obligated to, enter into any such supplemental indenture that affects the Trustee's own rights, duties or immunities under this Indenture or otherwise.

          SECTION 9.04. Effect of Supplemental Indentures. Upon the execution of any supplemental indenture under this Article, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes; and every Holder theretofore or thereafter authenticated and delivered hereunder and of any Coupons appertaining thereto shall be bound thereby.

          SECTION 9.05. Conformity with Trust Indenture Act and Financial Services Authority Requirements. Every supplemental indenture executed pursuant to this Article shall conform to the requirements of the Trust Indenture Act. The Company's rights and obligations under this Article Nine shall be subject to the consent of the Financial Services Authority, if required.

          SECTION 9.06. Reference in Debt Securities to Supplemental Indentures. Debt Securities of any series authenticated and delivered after the execution of any supplemental indenture pursuant to this Article may, and shall if required by the Trustee, bear a notation in a form satisfactory to the Trustee as to any matter provided for in such supplemental indenture. If the Company shall so determine, new Debt Securities of any series and any appurtenant Coupons so modified as to conform, in the opinion of the Trustee and the Board of Directors of the Company, to any such supplemental indenture may be prepared and executed by the Company and authenticated and delivered by the Trustee or the Authenticating Agent in exchange for Outstanding Debt Securities of such series and any appurtenant Coupons.

                                  ARTICLE TEN

                                    COVENANTS

          SECTION 10.01. Payment of Any Principal, Premium or Interest. The Company covenants and agrees for the benefit of each series of Debt Securities and any appurtenant Coupons that it will duly and punctually pay any principal of (and premium, if any, on) or interest on such Debt Securities and any appurtenant Coupons in accordance with the terms of such Debt Securities, any appurtenant Coupons and this Indenture. Any interest due in respect of Bearer Securities on or before Maturity, other than in respect of Bearer Securities of a series in global form and other than additional amounts, if any, payable as provided in Section 10.04 in respect of any principal of (and premium, if any, on) and interest on such a Security, shall be payable only upon presentation and surrender of the several Coupons for such interest installments as are evidenced thereby as they severally mature.

          No payment of any principal, premium or interest in respect of Bearer Securities (other than a Permanent Global Security) shall be made at any office or agency of the Company in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States; provided, however, that payment of any principal of (and premium, if any, on) or interest (including additional amounts payable in respect thereof) on any such Bearer Security may be made in Dollars at the specified office of the Paying Agent, if (but only if) payment of the full amount of such principal, premium, interest or additional amounts at all offices outside the United States maintained for the purpose by the Company in accordance with this Indenture is illegal or effectively precluded by exchange controls or other similar restrictions.

          SECTION 10.02. Maintenance of Office or Agency. The Company will maintain in the Borough of Manhattan, The City of New York and in each Place of Payment for any series of Debt Securities an office or agency where Debt Securities of such series (but, except as otherwise provided below, unless such Place of Payment is located outside the United States, not Bearer Securities other than Permanent Global Debt Securities) may be presented or surrendered for payment (and in any event, at least one such office or agency outside the United Kingdom), where Debt Securities of such series may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company in respect of the Debt Securities of such series and this Indenture may be served. If Debt Securities of a series are issuable as Bearer Securities, the Company will maintain, subject to any laws or regulations applicable thereto, an office or agency in a Place of Payment for such series that is located outside the United States where Debt Securities of such series and the related Coupons may be presented and surrendered for payment (including payment of any additional amounts payable on Debt Securities of such series pursuant to
Section 10.04); provided, however, that if the Debt Securities of such series are listed on the London Stock Exchange plc or the Luxembourg Stock Exchange or any other stock exchange located outside the United States and such stock exchange shall so require, the Company will maintain a Paying Agent in London or Luxembourg or any other required city located outside the United States, as the case may be, so long as the Debt Securities of such series are listed on such exchange. The Company will give prompt written notice to the Trustee of the location, and any change in the location, of any such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee except that Bearer Securities of that series and the related Coupons may be presented and surrendered for payment (including payment of any additional amounts payable on Bearer Securities of that series pursuant to Section 10.04) at the place specified for the purpose pursuant to Section 3.01, and the Company hereby appoints HSBC Bank USA as Paying Agent and its agent to receive all such presentations, surrenders, notices and demands.

          The Company may also from time to time designate one or more other offices or agencies (in or outside of such Place of Payment) where the Debt Securities of one or more series and any appurtenant Coupons (subject to Section 10.01) may be presented or surrendered for any or all of such purposes, and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in each Place of Payment for any series of Debt Securities for such purposes. The Company will give prompt written notice to the Trustee of any such designation and any change in the location of any such other office or agency. The Company will at all times maintain at least one Paying Agent that is located outside the United Kingdom for each series of Debt Securities.

          The Company undertakes that if the conclusions of the ECOFIN Council meeting of 26-27 November 2000 are implemented, to ensure that it maintains a paying agent in a Member State of the European Union that will not be obliged to withhold or deduct tax pursuant to the European Union Directive on the taxation of savings proposed at the ECOFIN Council meeting of 26-27 November 2000 if there is at least one Member State which does not require a paying agent to withhold or deduct tax pursuant to such Directive.

          SECTION 10.03. Money for Debt Securities Payments to be Held in Trust. If the Company shall at any time act as its own Paying Agent with respect to any series of Debt Securities, it will, on or before each due date of any principal of (and premium, if any, on) or interest on any Debt Securities of such series and any appurtenant Coupons, segregate and hold in trust for the benefit of the Persons entitled thereto a sum sufficient to pay any principal, premium or interest so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided, and will promptly notify the Trustee of its action or failure so to act.

          Whenever the Company shall have one or more Paying Agents with respect to any series of Debt Securities, the Company will, on or prior to each due date of any principal of (and premium, if any, on) or interest on any Debt Securities of such series and any appurtenant Coupons, deposit with a Paying Agent a sum sufficient to pay any principal, premium or interest so becoming due, such sum to be held in trust for the benefit of the Persons entitled to any such principal, premium or interest, and (unless such Paying Agent is the Trustee) the Company will promptly notify the Trustee of its action or failure so to act.

          The Company will cause each Paying Agent with respect to any series of Debt Securities other than the Trustee to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section, that such Paying Agent will:

          (1) hold all sums held by it for the payment of any principal (and premium, if any) or interest in respect of Debt Securities of such series and any appurtenant Coupons in trust for the benefit of the Persons entitled thereto until such sums shall be paid to such Persons or otherwise disposed of as herein provided;

          (2) give the Trustee notice of any default by the Company (or any other obligor upon the Debt Securities of such series or any appurtenant Coupons) in the making of any payment of any principal of (and premium, if any, on) or interest on the Debt Securities of such series or any appurtenant Coupons; and

          (3) at any time during the continuance of any such default, upon the written request of the Trustee, forthwith pay to the Trustee all sums so held in trust by such Paying Agent.

          The Company may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Company Order direct any Paying Agent to pay, to the Trustee all sums held in trust by the Company or such Paying Agent, such sums to be held by the Trustee upon the same trusts as those upon which such sums were held by the Company or such Paying Agent; and, upon such payment by any Paying Agent to the Trustee, such Paying Agent shall be released from all further liability with respect to such sums.

          Any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of any principal of (and premium, if any, on) or interest on any Debt Security of any series or any appurtenant Coupons and remaining unclaimed for two years after any such principal, premium or interest has become due and payable shall be paid to the Company, as the case may be, on Company Request or (if then held by the Company) shall be discharged from such trust; and the Holder of such Debt Security or any appurtenant Coupons shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Company cause to be published once, in an Authorized Newspaper of general circulation in the Borough of Manhattan, The City of New York, and each Place of Payment, or mailed to each such Holder, or both, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication or mailing, any unclaimed balance of such money then remaining will be repaid to the Company. Debt Securities of any series or any appurtenant Coupons will be void if not presented for payment of principal and premium, if any, within 10 years of such principal and premium, if any, becoming due and payable or presented for payment of interest within five years of such interest becoming due and payable.

          SECTION 10.04. Payment of Additional Amounts. Unless otherwise specified as contemplated by Section 3.01, with respect to Debt Securities, all amounts of principal of (and premium, if any, on) and interest and related deferred payments on any such Debt Securities will be paid by the Company, without deduction or withholding for, or on account of, any and all present and future income, stamp and other taxes, levies, imposts, duties, charges, fees, deductions or withholdings now or hereafter imposed, levied, collected, withheld or assessed by or on behalf of the United Kingdom or any political subdivision or any taxing authority thereof or therein having the power to tax (the "Taxing Jurisdiction"), unless such deduction or withholding is required by law. If deduction or withholding of any such taxes, levies, imposts, duties, charges, fees, deductions or withholdings shall at any time be required by the Taxing Jurisdiction, the Company will pay such additional amounts of, or in respect of, the principal amount of, (and premium, if any, on) and interest on such Debt Securities ("Additional Amounts") as may be necessary in order that the net amounts paid to the Holders of such Debt Securities, after such deduction or withholding, shall equal the respective amounts of principal, premium and interest, which would have been payable in respect of such Debt Securities had no such deduction or withholding been required, provided that the foregoing will not apply to any such tax, levy, impost, duty, charge, fee, deduction or withholding which would not have been payable or due but for the fact that (i) the Holder of the Debt Security or the owner of a beneficial interest therein is a domiciliary, national or resident of, or engaging in business or maintaining a permanent establishment or physically present in, the Taxing Jurisdiction or otherwise has some connection or former connection with the Taxing Jurisdiction other than the holding or ownership of a Debt Security, or the collection of any payment of (or in respect of) principal of (premium, if any, on) and interest and related deferred payments on or the enforcement of, any Debt Security, (ii) the relevant Debt Security or Coupon or other means of payment of interest or related deferred payments in respect of Debt Securities is presented for payment in the United Kingdom or (iii) the relevant Debt Security or other means of payment of interest or related deferred payments in respect of Debt Securities is presented for payment more than 30 days after the date payment became due or was provided for, whichever is later, except to the extent that the Holder would have been entitled to such Additional Amount on presenting the same for payment at the close of such 30 day period (iv) such tax, levy, impost, duty, charge, fee, deduction or withholding is imposed on any interest or related deferred payment to an individual and is required to be made pursuant to any European Union directive on the taxation of savings income relating to the proposal for a directive on the taxation of savings income published by the ECOFIN Council on 13 December 2001 or otherwise implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000, or any law implementing or complying with, or introduced in order to conform to, such a directive; (v) presentation for payment of the relevant Debt Securities was made to a paying agent who was required to make (or pass through) such deduction or withholding and presentation for payment could have been made to a paying agent who was not required to make (or pass through) such deduction or withholding; (vi) there was a failure to comply by the Holder or the beneficial owner of the Debt Securities or the beneficial owner of any payment on such Debt Securities with a request of the Company addressed to the Holder or the beneficial owner, including a request of the Company related to a claim for relief under any applicable double tax treaty (x) to provide information concerning the nationality, residence, identity or connection with a Taxing Jurisdiction of the Holder or the beneficial owner or (y) to make any declaration or other similar claim to satisfy any information or reporting requirement, if the information or declaration is required or imposed by a statute, treaty, regulation, ruling or administrative practice of the Taxing Jurisdiction as a precondition to exemption from withholding or deduction of all or part of the tax, duty, assessment or other governmental charge; (vii) such tax, levy, impost, duty, charge, fee, deduction or withholding is imposed in respect of any estate, inheritance, gift, sale, transfer, personal property, wealth or similar tax, duty, assessment or other governmental charge; or (viii) such tax, levy, impost, duty, charge, fee, deduction or withholding is imposed in respect of any combination of the above items.

          Whenever in this Indenture there is mentioned, in any context, the payment of any principal of (and premium, if any, on) or interest on any Debt Security of any series or the payment of any related Coupon or the net proceeds received on the sale or exchange of any Debt Security of any series, such mention shall be deemed to include mention of the payment of additional amounts provided for in this Section to the extent that, in such context, additional amounts are, were or would be payable in respect thereof pursuant to the provisions of this Section, and express mention of the payment of additional amounts (if applicable) in any provisions hereof shall not be construed as excluding additional amounts in those provisions hereof where such express mention is not made.

          SECTION 10.05. Officer's Certificate as to Compliance with Indenture and Default. The Company will deliver to the Trustee, on or before a date not more than six months after the end of each fiscal year of the Company (which on the date hereof is 31 December) ending after the date hereof, a certificate from the principal executive officer, principal financial officer or principal accounting officer as to his or her knowledge of the Company's compliance with all conditions and covenants under the Indenture, whether an Event of Default or Default has occurred, and, if an Event of Default or Default has occurred, specifying all such defaults and the nature thereof of which they may have knowledge. For purposes of this paragraph such compliance shall be determined without regard to any period of grace or requirement of notice under this Indenture.

          The Company will deliver written notice to the Trustee promptly after any officer of the Company has knowledge of the occurrence of any event that with the giving of notice or the lapse of time or both would become an Event of Default or Default.

          SECTION 10.06. Waiver of Certain Covenants. The Company may omit in any particular instance to comply with any covenant or condition set forth in
Section 10.02 and Section 10.04 with respect to the Debt Securities of any series if, before the time for such compliance, the Holders of at least a majority in aggregate principal amount (or, in the case of any Principal Indexed Security, face amount) of the Debt Securities of such series at the time Outstanding shall, by Act of such Holders and on behalf of all Holders of Debt Securities of that Series, either waive such compliance in such instance or generally waive compliance with such covenant or condition, but no such waiver shall extend to or affect such covenant or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Company and the duties of the Trustee in respect of any such covenant or condition shall remain in full force and effect.

                                 ARTICLE ELEVEN

                          REDEMPTION OF DEBT SECURITIES

          SECTION 11.01. Applicability of Article. Debt Securities of any series that are redeemable before their Stated Maturity, if any, shall be redeemable in accordance with their terms and, except as otherwise specified as contemplated by Section 3.01 with respect to the Debt Securities of such series, in accordance with this Article. The Company's rights and obligations under this Article Eleven shall be subject to the consent of the Financial Services Authority, if required.

          SECTION 11.02. Election to Redeem; Notice to Trustee. Unless otherwise provided under Section 3.01 with respect to any series of Debt Securities, the election of the Company to redeem any Debt Securities shall be evidenced by or pursuant to a Board Resolution. In case of any redemption at the election of the Company of less than all of the Debt Securities of any series, the Company shall, not less than 45, or more than 60 days prior to the Redemption Date fixed by the Company (unless a shorter notice shall be satisfactory to the Trustee), notify the Trustee of such Redemption Date and of the aggregate principal amount (or, in the case of Principal Indexed Securities, face amount) of the Debt Securities of such series to be redeemed. If the Debt Securities of such series may be originally issued from time to time with varying terms, the Company shall also notify the Trustee of the particular terms or designation of the Debt Securities of such series to be redeemed. In the case of any redemption of Debt Securities prior to the expiration of any restriction on such redemption provided in the terms of such Debt Securities or elsewhere in this Indenture, the Company shall furnish the Trustee with an Officer's Certificate evidencing compliance with such restriction.

          SECTION 11.03. Selection by Trustee of Debt Securities to be Redeemed. Except as otherwise specified as contemplated by Section 3.01 for Debt Securities of any series, if less than all the Debt Securities of any series are to be redeemed, the particular Debt Securities to be redeemed shall be selected not more than 60 days prior to the Redemption Date by the Trustee from among the Outstanding Debt Securities of such series (or, in the case of Debt Securities of a series that may be originally issued from time to time with varying terms, from among the Outstanding Debt Securities of such series having the same original issue date and terms) not previously called for redemption, by such method as the Trustee shall deem fair and appropriate and which may provide for the selection for redemption of portions (equal to the minimum authorized denomination for such Debt Securities or any integral multiple thereof that is also an authorized denomination) of the principal amount (or, in the case of Principal Indexed Securities, face amount) of Registered or Bearer Securities (if issued in more than one authorized denomination) of such series of a denomination larger than the minimum authorized denomination for such Debt Securities.

          The Trustee shall promptly notify the Company in writing of the Debt Securities selected for redemption and, in the case of any Debt Securities selected for partial redemption, the principal amount (or, in the case of Principal Indexed Securities, face amount) thereof to be redeemed.

          For all purposes of this Indenture, unless the context otherwise requires, all provisions relating to the redemption of Debt Securities shall relate, in the case of any Debt Security redeemed or to be redeemed only in part, to the portion of the principal amount (or, in the case of Principal Indexed Securities, face amount) of such Debt Security that has been or is to be redeemed.

          SECTION 11.04. Notice of Redemption. Notice of redemption shall be given in the manner provided in Section 1.06 not less than 30 nor more than 60 days prior to the Redemption Date, to each Holder of Debt Securities to be redeemed.

          All notices of redemption shall state:

          (1) the Redemption Date;

          (2) the Redemption Price, or the manner in which the Redemption Price is to be determined;

          (3) if less than all Outstanding Debt Securities of any series are to be redeemed, the identification and the principal amount (or, in the case of Principal Indexed Securities, face amount)) of the particular Debt Securities to be redeemed;

          (4) that on the Redemption Date the Redemption Price will become due and payable in respect of each such Debt Security to be redeemed, and that any interest thereon shall cease to accrue on and after said date;

          (5) the Place or Places of Payment where such Debt Securities , together in the case of Bearer Securities with all Coupons, if any, appertaining thereto maturing after the Redemption Date, are to be surrendered for payment of the Redemption Price; and

          (6) the CUSIP number or numbers, the Common Code, or the ISIN, if any, with respect to such Debt Securities.

          A notice of redemption published as contemplated by Section 11.04 need not identify particular Registered Securities to be redeemed.

          Notice of redemption of Debt Securities to be redeemed at the election of the Company shall be given by the Company or, at the Company's request, by the Trustee in the name and at the expense of the Company.

          SECTION 11.05. Deposit of Redemption Price. On or prior to any Redemption Date, the Company shall deposit with the Trustee or with a Paying Agent (or, if the Company is acting as its own Paying Agent, segregate and hold in trust as provided in Section 10.03) an amount of money sufficient to pay the Redemption Price of, and (except if the Redemption Date shall be an Interest Payment Date) any accrued interest on, all the Debt Securities or portions thereof that are to be redeemed on that date.

          SECTION 11.06. Debt Securities Payable on Redemption Date. Notice of redemption having been given as aforesaid, the Debt Securities so to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price therein specified and from and after such date (unless the Company shall default in the payment of the Redemption Price and accrued interest) such Debt Securities shall cease to bear interest, if any and the Coupons for any such interest appertaining to any Bearer Securities so to be redeemed, except to the extent provided below, shall be void. Upon surrender of any such Debt Security for redemption in accordance with said notice, such Debt Security shall be paid by the Company at the Redemption Price, together with any accrued interest to the Redemption Date; provided, however, that installments of any interest on Bearer Securities whose Stated Maturity is on or prior to the Redemption Date shall be payable only upon presentation and surrender of Coupons for such interest (at an office or agency located outside the United States, except as otherwise provided in Section 10.02); and provided further that installments of any interest on Registered Securities whose Stated Maturity is on or prior to the Redemption Date shall be payable to the Holders of such Debt Securities, or one or more Predecessor Debt Securities, registered as such on the relevant Regular or Special Record Dates according to their terms and the provisions of
Section 3.05. The obligation of the Company to redeem Debt Securities of a series on a Redemption Date shall be subject to any Solvency Condition.

          If any Bearer Security surrendered for redemption shall not be accompanied by all appurtenant Coupons maturing after the Redemption Date, such Bearer Security may be paid after deducting from the Redemption Price an amount equal to the face amount of all such missing Coupons, or the surrender of such missing Coupon or Coupons may be waived by the Company, the Trustee and the Paying Agent if there be furnished to them such security or indemnity as they may require to save each of them and any Paying Agent harmless. If thereafter the Holder of such Bearer Security shall surrender to the Trustee or any Paying Agent any such missing Coupon in respect of which a deduction shall have been made from the Redemption Price, such Holder shall be entitled to receive the amount so deducted; provided, however, that interest represented by Coupons shall be payable only upon presentation and surrender of those Coupons at an office or agency located outside of the United States, except as otherwise provided in Section 10.02.

          If any Debt Security called for redemption shall not be so paid upon surrender thereof for redemption, any principal (and premium, if any) in respect thereof shall, until paid, bear interest from the Redemption Date at the rate prescribed therefor in such Debt Security.

          SECTION 11.07. Debt Securities Redeemed in Part. Any Registered Security that is to be redeemed only in part shall be surrendered at a Place of Payment therefor (with, if the Company, the Registrar or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company, the Registrar and the Trustee, duly executed by, the Holder thereof or his attorney duly authorized in writing), and the Company shall execute, and the Trustee or Authenticating Agent shall authenticate and deliver to the Holder of the Registered Security, without service charge, a new Registered Security or Registered Securities of the same series, of like tenor and in an aggregate principal amount (or, in the case of any Principal Indexed Security, face amount) equal to and in exchange for the unredeemed portion of the principal of the Registered Security so surrendered in such authorized denomination or denominations as are requested by such Holder; and any Bearer Security that is to be redeemed only in part shall be surrendered at an office or agency of the Company located outside the United States, except as otherwise provided in Section 10.02, and the Company shall execute, and the Trustee shall authenticate and deliver to the Holder of such Bearer Security outside the United States, without service charge, a new Bearer Security or Bearer Securities of the same series (or a new Registered Security or Registered Securities of the same series if the Debt Securities of such series are also issuable as Registered Securities), of like tenor and in an aggregate principal amount (or, in the case of any Principal Indexed Security, face amount) equal to and in exchange for the unredeemed portion of the principal of the Bearer Security so surrendered in such authorized denomination or denominations as are requested by such Holder; except if a Global Security is so surrendered, the Company shall execute, and the Trustee shall authenticate and deliver to the Depositary for such Global Security, without service charge, a new Global Security of like tenor in a denomination equal to and in exchange for the unredeemed portion of the principal amount (or, in the case of any Principal Indexed Security, face amount) of the Global Security so surrendered.

          SECTION 11.08. Optional Redemption in the Event of Change in Tax Treatment. In addition to any redemption provisions that may be specified pursuant to Section 3.01 for the Debt Securities of any series, the Debt Securities (i) are redeemable, as a whole but not in part, at the option of the Company, on not less than 30 nor more than 60 days' notice, at any time at a redemption price equal to 100% of the principal amount, together with accrued but unpaid interest, if any, in respect of such Debt Securities to the date fixed for redemption, (or, in the case of Discount Debt Securities, the accreted face amount, or, in the case of Principal Indexed Securities, the amount specified pursuant to Section 3.01), and any Debt Securities convertible into Dollar Preference Shares or Conversion Securities of the Company may, at the option of the Company, be converted as a whole, if, at any time, the Company shall determine that (a) in making payment under such Debt Securities in respect of principal (or premium, if any) or interest or related deferred payment it has or will or would become obligated to pay Additional Amounts, provided such obligation to pay Additional Amounts results from a change in or amendment to the laws of the Taxing Jurisdiction, or any change in the official application or interpretation of such laws (including a decision of any court or tribunal), or any change in, or in the official application or interpretation of, or execution of, or amendment to, any treaty or treaties affecting taxation to which the United Kingdom is a party, which change, amendment or execution becomes effective after the date of original issuance of the Debt Securities of such series or (b) the payment of interest in respect of such Debt Securities has become or will or would be treated as a "distribution" within the meaning of
Section 209 of the Income and Corporation Taxes Act 1988 of the United Kingdom (or any statutory modification or re-enactment thereof for the time being), as a result of any change in or amendment to the laws of the Taxing Jurisdiction, or any change in the official application or interpretation of such laws including a decision of any court, which change or amendment becomes effective after the date of original issuance of the Debt Securities of such series; provided, however, that in the case of (a) above, no notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Company would be obliged to pay Additional Amounts were a payment in respect of such Debt Securities then due.

                                 ARTICLE TWELVE

                        SUBORDINATION OF DEBT SECURITIES

          SECTION 12.01. Debt Securities Subordinate to Certain Creditors. (a) The Company covenants and agrees, and each Holder of Debt Securities of each series, by his acceptance thereof, likewise covenants and agrees, that (i) the Debt Securities of such series shall constitute unsecured obligations of the Company without any preference among themselves, and (ii) in the event of the winding up of the Company, to the extent and in the manner hereinafter set forth in this Article Twelve, the indebtedness represented by any of the Debt Securities of such series and the payment of the principal of (and premium, if any, on) and interest on each and all of the Debt Securities of such series is hereby expressly made subordinate and subject in right of payment to the prior payment in full of all claims of the Ordinary Creditors. Notwithstanding any other provision of this Indenture or the Debt Securities, except with the consent of the Financial Services Authority, (i) no early repayment may be made in respect of the Debt Securities and (ii) neither the Company nor any of its subsidiaries may purchase any of the Debt Securities.

          To the fullest extent permitted by law, the Holders of Debt Securities and the Trustee, in respect of any claims of such Holders to payment of any principal, premium or interest in respect of any Debt Securities, by their acceptance of the Debt Securities thereof will be deemed to have waived any right of set-off or counterclaim that such Holders or, as the case may be, the Trustee in such respect, might otherwise have (whether in the liquidation of the Company or at any other time). The Holders of Debt Securities, by their acceptance of the Debt Securities, covenant and agree that if, on the winding up of the Company, they receive any sums by way of set-off, they will hold such sums on trust for the Ordinary Creditors and will, without undue delay, pay such sums to the liquidator to apply in payment of claims of Ordinary Creditors.

          (b) Any amounts receivable by the Trustee from the liquidator in such winding up in respect of Debt Securities of a particular series or Coupons appertaining to Debt Securities of such series not subject to a condition of solvency pursuant to Clause (c) below shall be received by the Trustee upon trust to apply the same as follows:

          (i) first, in payment or satisfaction of the costs, charges, expenses and liabilities incurred by the Trustee including any unpaid remuneration in or about the execution of the trusts of these presents (in each case, to the extent payable by the Company under Section 6.07);

          (ii) secondly, subject to Section 12.05, in payment of claims of the Ordinary Creditors outstanding at the commencement of or arising by virtue of the winding up of the Company (excluding interest accruing after the date of the commencement of the winding up) to the extent that such claims shall be admitted in the winding up and shall not be satisfied out of the other resources of the Company; and

          (iii) thirdly, in payment of any claims in respect of the Debt Securities of such series and Coupons appertaining to Debt Securities of such series (to the respective extents that the claims of the Holders thereof in respect thereof or of the Trustee in respect of any principal, premium or interest in respect thereof shall be admitted in such winding
     up) pari passu and ratably.

          (c) Where it is specified pursuant to Section 3.01 that payment of principal, premium (if any) or interest on Debt Securities of a particular series is to be subject to a condition of solvency then the obligation of the Company to make any payment of principal, premium (if any) or interest in respect of Debt Securities of such series and any Coupons relating thereto, whether prior or subsequent to the commencement of a winding up of the Company in England, is conditional upon the Company being able to make such payment and remain Solvent immediately thereafter (hereinafter referred to as a "Solvency Condition"). No payment in respect of any Debt Securities of a series or the Coupons relating thereto subject to a Solvency Condition which under this Section or any other Section hereof would otherwise fall due for payment while the Company is unable to satisfy the Solvency Condition will fall so due. Such payment will become due for payment only if and when and to the extent that the Company could make such payment and satisfy the Solvency Condition (whether or not it was in winding up) immediately thereafter. Prior to the commencement of the winding up of the Company in England interest will continue to accrue on any Debt Securities of such series payment of which is suspended under this clause subject to and in accordance with the provisions of these presents.

          (ii) The Company shall whenever requested by the Trustee and will in the event the Company is in winding up deliver to the Trustee an Officer's Certificate attaching a report in writing from the Auditors or, if the Company is in winding up, the liquidator of the Company upon which report the Trustee may conclusively rely as to whether or not the Company, on the basis of such information as the Company may at the request of the Auditors make available to the Auditors or, if the Company is in winding up, on the basis of the information available to the liquidator, is or would in any specified circumstances be Solvent for the purposes of paragraph (i) of this clause and in the absence of proven error such report shall be treated and accepted by the Company, the Trustee and the Holders of the relevant Debt Securities and any Coupons relating thereto as correct and sufficient evidence of such fact. In the absence of any such evidence to the contrary, it shall be assumed for the purposes hereof (unless the contrary is proved) that the Company is and will after any payment hereunder be Solvent for such purposes.

          The Trustee is under no obligation to request such a certificate or report and the Trustee will not incur any liability as a result of not so requesting such a certificate or report. No Holder of Debt Securities or of Coupons relating thereto shall be entitled to proceed against the Trustee or the Auditors in connection with the exercise or non-exercise by them of their powers, duties and discretions under this paragraph.

          (d) (i) In the event of a winding up of the Company claims in respect of Debt Securities of a series and the Coupons relating thereto which are subject to a Solvency Condition shall be postponed to the claims of the Ordinary Creditors and any amounts receivable by the Trustee from the liquidator in such winding up in respect of the Debt Securities of such series and appurtenant Coupons shall be received by the Trustee upon trust to apply the same as follows:

               (A) first, in payment or satisfaction of the costs, charges, expenses and liabilities incurred by the Trustee including any unpaid remuneration in or about the execution of the trusts of these presents (in each case, to the extent payable by the Company under Section 6.07);

               (B) secondly, the Trustee shall hold all remaining amounts in trust for 30 days and (i) if on or prior to such thirtieth day the Trustee is provided with an Officer's Certificate attaching a report pursuant to Clause (c)(ii) above which states that the Company could not make or could not have made payment of such amounts and still be Solvent (disregarding, for the purposes of this paragraph (d) only, paragraph (A) of the definition of Solvent in Clause (d)(ii) immediately hereafter) in return to the Company of the whole or such part of such amounts (after any necessary deductions pursuant to paragraph (A) of this Clause) as caused the Company not to be then so Solvent as set forth in such Officer's Certificate (disregarding as aforesaid), or (ii) if on or prior to such date no report pursuant to Clause (c)(ii) above is so provided the Trustee shall return the whole of such amounts to the Company (and any money so returned shall then be treated for the purposes of the Company's obligations hereunder as if it had not been paid by the Company and its original payment shall be deemed not to have discharged any of the obligations of the Company hereunder);

               (C) thirdly, in payment of any claims in respect of the Debt Securities of such series and appurtenant Coupons (to the respective extents that the claims of the Trustee or the Holder thereof in respect thereof shall be admitted in such winding up) pari passu and ratably; and

               (D) fourthly, in payment of the balance (if any) to the Company.

          (ii) For the purposes of this Section:

               "Solvent" means, in relation to the Company, that the Company:

                    (A) is able to pay its debts as they fall due; and

                    (B) its Assets exceed its Liabilities (other than its
               Liabilities to persons in respect of Subordinated Indebtedness);

          (e) In the event of the winding up of the Company, every obligation of the Company to pay any amount (whether in respect of principal, premium or interest) in respect of any Debt Securities of any series shall be an obligation to pay the relevant amount to the Trustee upon trust for application, along with all other amounts receivable by the Trustee from the liquidator in respect of the remaining Debt Securities of such series, in accordance with Clause (b) or
(d)(i) above, and the Company shall not be obliged to pay any such amount directly to a Holder; accordingly, in the event that a suit is brought, or a claim is lodged, by a Holder in respect of its Debt Securities of any series in such winding up any amounts receivable from the liquidator in respect of such suit or claim will be paid to the Trustee upon trust for such application.

          (f) The payments mentioned in Subsections (b)(ii) and (d)(ii)(B) of this Section may be performed by the Trustee paying over to the liquidator for the time being in the winding up of the Company the amounts received by the Trustee as aforesaid (less any amounts thereof applied in the implementation of the trust mentioned in Subsections (b)(ii), (d)(ii)(B) or (d)(ii)(B) of this Section on terms that such liquidator shall distribute the same accordingly. The receipt of the liquidator for the said amounts shall be a good discharge to the Trustee.

          (g) The Trustee shall be entitled and it is hereby authorized to call for and to accept as conclusive evidence thereof a certificate from the liquidator for the time being of the Company on behalf of the Company as to:

               (A) the amount of the claims of the Ordinary Creditors which shall not have been satisfied out of the other resources of the Company; and

               (B) the Persons entitled thereto and their respective entitlements.

          Such certificate shall be provided to the Trustee at least 3 Business Days before the date on which the Trustee shall be required to make any payments under this Section.

          (h) The provisions of this Section shall apply only to payment of principal, premium and interest in respect of any such Debt Securities of any series and nothing herein shall affect or prejudice the payment of the costs, charges, expenses, liabilities or remuneration of the Trustee or the rights and remedies of the Trustee in respect thereof.

          (i) The provisions of this Section shall not be applicable to any amounts of principal, premium and interest in respect of the Debt Securities of any series for the payment of which funds have been deposited in trust with the Trustee or have been set aside by the Company in trust in accordance with the provisions of this Indenture; provided, however, that at the time of such deposit or setting aside, and immediately thereafter, the foregoing provisions of this Section are complied with.

          (j) Notwithstanding anything contained in these presents to the contrary, the foregoing provisions of this Section shall be construed and have effect so that in the event of the liquidation of the Company the obligations of the Company under the Debt Securities of a particular series and under the Subordinated Indebtedness (other than Subordinated Indebtedness in relation to which the obligations of the Company under that particular series of Debt Securities rank junior or senior) will rank pari passu and ratably inter se so far as concerns subordination to claims of depositors and other creditors of the Company (except any creditors whose claims may rank junior to claims under the Debt Securities of that particular series).

          (k) The perpetuity period applicable to the trusts contained in this Section shall be eighty years from the date hereof.

          SECTION 12.02. Provisions Solely to Define Relative Rights. The provisions of this Article are and are intended solely for the purpose of defining the relative rights of the Holders of the Debt Securities on the one hand and the Ordinary Creditors on the other hand. Nothing contained in this Article or elsewhere in this Indenture or in the Debt Securities is intended to or shall (i) impair, as among the Company, its creditors other than Ordinary Creditors and the Holders of the Debt Securities, the obligation of the Company, which is absolute and unconditional, to pay to the Holders of the Debt Securities the principal of (and premium, if any, on) and interest on the Debt Securities as and when the same shall become due and payable in accordance with their terms; (ii) affect the relative rights against the Company of the Holders of the Debt Securities and creditors of the Company other than the Ordinary Creditors; or (iii) prevent the Trustee or the Holder of any Debt Securities from exercising all remedies otherwise provided by applicable law upon default under this Indenture, subject to the rights, if any, under this Article of the Ordinary Creditors to receive sums otherwise payable or deliverable to the Trustee or such Holders.

          SECTION 12.03. Trustee to Effectuate Subordination. Each Holder of a Debt Security by his acceptance thereof authorizes and directs the Trustee on his behalf to take such action as may be necessary or appropriate to effectuate the subordination of the Debt Securities provided in this Article and appoints the Trustee his attorney for any and all such purposes.

          SECTION 12.04. No Waiver of Subordination Provisions. No right of any present or future Ordinary Creditors, if any, to enforce subordination as herein provided shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Company or by any act or failure to act, in good faith, by any such Ordinary Creditor or by any non-compliance by the Company with the terms, provisions and covenants of this Indenture, regardless of any knowledge thereof any such Ordinary Creditor may have or be otherwise charged with.

          SECTION 12.05. Notice to Trustee. The Company shall give prompt written notice to the Trustee of any fact known to it, which would prohibit the making of any payment to or by the Trustee in respect of the Debt Securities. Notwithstanding the provisions of this Article or any other provisions of this Indenture, the Trustee shall not be charged with knowledge of the existence of any facts which would prohibit the making of any payment to or by the Trustee in respect of the Debt Securities, unless and until the Trustee shall have received written notice thereof from the Company or an Ordinary Creditor, as the case may be, or from any trustee therefor; and, prior to the receipt of any such written notice, the Trustee, shall be entitled in all respects to assume that no such facts exist; provided, however, that if a Responsible Officer of the Trustee shall not have received the notice provided for in this Section at least three Business Days prior to the date upon which by the terms hereof any money may become payable for any purpose (including, without limitation, the payment of the principal of or any premium or interest on any Debt Security), then, anything herein contained to the contrary notwithstanding, the Trustee shall have full power and authority to receive such money and to apply the same to the purpose for which such money was received and shall not be affected by any notice to the contrary which may be received by it less than three Business Days prior to such date.

          The Trustee shall be entitled to conclusively rely on the delivery to it of a written notice by a Person representing himself to be an Ordinary Creditor (or a trustee or agent on behalf of such Ordinary Creditor) to establish that such notice has been given by an Ordinary Creditor (or a trustee or agent on behalf of such Ordinary Creditor). In the event that the Trustee determines in good faith that further evidence is required with respect to the right of any Person as an Ordinary Creditor to participate in any payment or distribution pursuant to this Article, the Trustee may request such Person to furnish evidence to the reasonable satisfaction of the Trustee as to the amount of claims held by such Person, the extent to which such Person is entitled to participate in such payment or distribution and any other facts pertinent to the rights of such Person under this Article, and if such evidence is not furnished, the Trustee may defer any payment which it may be required to make for the benefit of such Person pursuant to the terms of the Indenture pending judicial determination as to the right of such Person to receive such payment.

          SECTION 12.06. Reliance on Judicial Order or Certificate of Liquidating Agent. Upon any payment or distribution of assets of the Company referred to in this Article, the Trustee, subject to the provisions of Section 6.01, and the Holders of the Debt Securities shall be entitled to rely on (i) any order or decree entered by any court in England and Wales in which any winding up, insolvency, bankruptcy, receivership, liquidation or dissolution of the Company or similar case or proceeding, including a proceeding for the suspension of payments under English law, is pending, or (ii) a certificate of the applicable liquidator, assignee for the benefit of creditors, agent or other Person making such payment or distribution, delivered to the Trustee and such Holders, for the purpose of ascertaining the Persons entitled to participate in such payment or distribution, the Ordinary Creditors and other claims against the Company the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article.

          SECTION 12.07. Trustee Not Fiduciary for Holders of Claims. The Trustee undertakes to perform or to observe only such of its covenants or obligations as are specifically set forth in this article and no implied covenants or obligations shall be read into this Indenture against the Trustee. The Trustee shall not be deemed to owe any fiduciary duty to the Ordinary Creditors and shall not be liable to any such Ordinary Creditors if it shall in good faith mistakenly pay over or distribute to Holders of Debt Securities or to the Company or to any other Person cash, property or securities to which any such Ordinary Creditors shall be entitled by virtue of this Article or otherwise.

          SECTION 12.08. Rights of Trustee as Holder of Claims; Preservation of Trustee's Rights. The Trustee in its individual capacity shall be entitled to all the rights set forth in this Article with respect to any claims of Ordinary Creditors which may at any time be held by it, to the same extent as any other Ordinary Creditors and nothing in this Indenture shall deprive the Trustee of any of its rights as such Ordinary Creditor.

          Nothing in this Article shall apply to claims of, or payments to, the Trustee under or pursuant to Section 6.07.

          SECTION 12.09. Article Applicable to Paying Agents. In case at any time any Paying Agent other than the Trustee shall have been appointed by the Company and be then acting hereunder, the term "Trustee" as used in this Article shall in such case (unless the context otherwise requires) be construed as extending to and including such Paying Agent within its meaning as fully for all intents and purposes as if such Paying Agent were named in this Article in addition to or in place of the Trustee; provided, however, that Section 12.08 shall not apply to the Company or any Affiliate of the Company if it or such Affiliate acts as Paying Agent.

          SECTION 12.10. Governing Law. The provisions of this Article 12 shall be governed by and construed in accordance with the laws of England and Wales.

          SECTION 12.11. Third Party Rights. No person who is not a party to this Indenture shall have any rights under the Contracts (Rights of Third Parties) Act of 1999 (the "Contracts Act") to enforce any term of Article 12 of this Indenture; provided that this does not affect any right or remedy of a third party which exists or is available apart from the Contracts Act, including under the laws of the State of New York or the federal laws of the United States.

                                ARTICLE THIRTEEN

                    EXCHANGE OR CONVERSION OF DEBT SECURITIES

          SECTION 13.01. Applicability of Article. If specified pursuant to
Section 3.01 for the Debt Securities of any series, the Debt Securities of such series shall be exchangeable or convertible in accordance with their terms and (except as otherwise specified as contemplated by Section 3.01 for Debt Securities of such series) in accordance with this Article.

          SECTION 13.02. Election to Exchange or Convert; Notice to Trustee. An election of the Company to exchange or convert Debt Securities, as the case may be, shall be evidenced by an Officer's Certificate furnished to the Trustee stating that the Company is entitled to effect such Exchange or Conversion and setting forth a statement of facts demonstrating the same.

          SECTION 13.03. Notice of Exchange or Conversion. Not less than 45 days nor more than 90 days prior to the Event Date, the Company shall notify the Trustee in writing of its election to exchange or convert, as the case may be, the Debt Securities and of the series of Debt Securities to which such election relates. The Trustee shall within five Business Days after receipt of such notice from the Company, cause notice of such election to be mailed to each Holder of Debt Securities to be exchanged or converted, as the case may be.

          All notices of Exchange or Conversion shall state:

          (1) the Event Date;

          (2) if less than all of the series of the Debt Securities are to be exchanged or converted, as the case may be, the identification of the particular Debt Securities to be exchanged or converted, as the case may be, including relevant CUSIP numbers and other securities identification numbers, which Debt Securities shall be selected by the Trustee from the Outstanding Debt Securities of such series not previously called for conversion, by such method as the Trustee shall deem fair and appropriate;

          (3) that on the Event Date, the Debt Security to be exchanged or converted, as the case may be, will cease to exist except to evidence the Exchange Securities or Conversion Securities, as the case may be, as described in Section 13.07 below on and after such Event Date; and

          (4) the place or places where such Debt Securities are to be surrendered for exchange or conversion, as the case may be.

          Notice of any Exchange or Conversion of Debt Securities at the election of the Company shall be given by the Company or, at the Company's Request, by the Trustee in the name of and at the expense of the Company.

          SECTION 13.04. Deposit of Interest. On or prior to any Event Date, the Company shall deposit with the Trustee or with a Paying Agent an amount of money sufficient to pay accrued interest, if any, on the Debt Securities to be exchanged or converted on the Event Date.

          SECTION 13.05. Surrender of Debt Securities. Any Debt Security which is to be exchanged or converted shall be surrendered at an office or agency of the Company designated for that purpose pursuant to Section 10.02 not less than 10 days prior to the Event Date (with due endorsement by, or a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or his attorney-in-fact duly authorized in writing) accompanied by written notice specifying the name or names, if any with address or addresses, in which the Exchange Securities or Conversion Securities, as the case may be, are to be issued. Each of the Holders hereby constitutes and appoints the Trustee his or her attorney-in-fact, with power of substitution, in his or her name, to sign any and all instruments or certificates required for the Exchange or the Conversion, as the case may be. Debt Securities surrendered for Exchange or Conversion shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee for delivery by it to the Company or, if delivered to the Trustee, shall be delivered by it to the Company.

          SECTION 13.06. Issuance of Exchange Securities or Conversion Securities. On or prior to the Event Date with respect to Debt Securities surrendered for Exchange or Conversion, as the case may be, as provided in
Section 13.05, the Company shall deliver the Exchange Securities or Conversion Securities to the Trustee or to such other Person as may be specified pursuant to Section 3.01. Such Exchange or Conversion shall be deemed to have been made immediately prior to the close of business in New York City on the Event Date.

          SECTION 13.07. Effect of Exchange or Conversion. Notice of Exchange or Conversion having been given as aforesaid, the Debt Securities so to be exchanged or converted, as the case may be, shall, on the Event Date cease to exist for any purpose, other than to evidence the Exchange Securities or the Conversion Securities as described below. Upon surrender of any such Debt Security for Exchange or Conversion, as the case may be, in accordance with said notice and this Article Thirteen, accrued interest on such Debt Security to the Event Date shall be paid by the Company to the Holder surrendering such Debt Security.

          If accrued interest on any Debt Security called for Exchange or Conversion shall not be paid upon surrender thereof for such exchange or conversion, such accrued interest shall, until paid, constitute Defaulted Interest, payable in accordance with Section 3.06.

          On and after the Event Date, each Debt Security to be exchanged or converted, as the case may be, until surrendered for such Exchange or Conversion shall be deemed to evidence the right to receive the Exchange Securities or the Conversion Securities deliverable upon such surrender. On and after the Event Date, until a Holder of a Debt Security has surrendered such Debt Security for Exchange or Conversion, as the case may be, such Holder shall be entitled to receive any dividends, payments or other distributions in respect of such Exchange Securities or Conversion Securities and shall have the same rights with respect to, and shall be deemed to be the Holder of, such Exchange Securities or Conversion Securities as if it had so surrendered such Debt Security for Exchange or Conversion on the Event Date; provided, however, that no dividends, payments or other distributions in respect of such Exchange Securities or Conversion Securities shall be paid or distributed to such Holder any earlier than the date on which such Debt Security is surrendered for Exchange or Conversion.

          SECTION 13.08. Legal and Regulatory Compliance. Notwithstanding any provision of this Indenture to the contrary, the right of the Company to cause any Exchange or Conversion of the Debt Securities of any series for Exchange Securities or Conversion Securities on any proposed Event Date shall be subject to the fulfillment of any conditions to such Exchange or Conversion as may be specified pursuant to Section 3.01 for the Debt Securities of such series, and the Company represents and warrants for the benefit of the holders of Exchange Securities or Conversion Securities, as the case may be, that all such conditions shall have been satisfied prior to any such Exchange or Conversion on the Event Date.

          SECTION 13.09. Taxes and Charges. Unless otherwise specified pursuant to Section 3.01, the issuance and delivery of Exchange Securities upon Exchange, or Conversion Securities upon Conversion, of the Debt Securities of any series pursuant to this Article Thirteen shall be made without charge to the exchanging or converting Holder of Debt Securities for such Exchange Securities or Conversion Securities, as the case may be, or for any tax or other governmental charge (other than income or capital gains taxes) in respect of the issuance or delivery of such Exchange Securities or Conversion Securities; provided, however, that the Company shall not be required to pay any tax or other governmental charge which may be payable in respect of a transfer involved in the issuance and delivery of any such Exchange Security or Conversion Security, as the case may be, to any Person other than any Holder of the Debt Security to be exchanged or converted (unless such other person is the securities depositary selected by the Company for the Debt Securities of such series), and the Company shall not be required to issue or deliver such Exchange Securities or Conversion Securities unless and until the Person requesting the issuance or delivery thereof shall have paid to the Company the amount of such tax or other governmental charge or shall have established to the satisfaction of the Company that such tax or other governmental charge has been paid.

          SECTION 13.10. Trustee Not Liable. The Trustee shall not be accountable with respect to the validity or value (or the kind or amount) of any Exchange Securities or Conversion Securities which may be issued or delivered upon the Exchange or Conversion of any Debt Security pursuant to this Article Thirteen, and makes no representation with respect thereto. The Trustee shall not be responsible for any failure of the Company to issue, transfer or deliver any Exchange Securities or Conversion Securities upon the surrender of any Debt Security for the purpose of an Exchange or Conversion pursuant to this Article Thirteen or to comply with any of the covenants of the Company contained in this Article Thirteen.

                                ARTICLE FOURTEEN

                                   DEFEASANCE

          SECTION 14.01. Applicability of Article. If, pursuant to Section 3.01, provision is made for the defeasance of Debt Securities of a series and if the Debt Securities of such series are denominated and payable only in Dollars (except as provided pursuant to Section 3.01), then the provisions of this Article shall be applicable except as otherwise specified pursuant to Section
3.01 for Debt Securities of such series. Defeasance provisions, if any, for Debt Securities denominated in a Foreign Currency may be specified pursuant to
Section 3.01. The Company's rights and obligations under Article Fourteen shall be subject to the consent of the Financial Services Authority, if required.

          SECTION 14.02. Defeasance Upon Deposit of Moneys or U.S. Government Obligations. At the option of the Company, the Company shall (a) be discharged from any obligations with respect to Debt Securities of any series or (b) shall cease to be under any obligation to comply with any term, provision or condition set forth in Section 10.05 ("covenant defeasance") (and, if so specified pursuant to Section 3.01, any other restrictive covenant added for the benefit of such series pursuant to Section 3.01) at any time after the applicable conditions set forth below have been satisfied:

          (1) the Company shall have deposited or caused to be deposited irrevocably in trust with the Trustee funds in trust dedicated solely to the benefit of the Holders of the Debt Securities of such series (i) cash in Dollars in an amount, or (ii) U.S. Government Obligations (as defined below) that through the payment of interest and principal in respect thereof in accordance with their terms will provide, not later than the due date of any payment, cash in Dollars in an amount or (iii) a combination of
     (i) and (ii), sufficient, in the opinion (with respect to (ii) and (iii)) of an internationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge each installment of principal of (and premium, if any, on) and interest on, the Outstanding Debt Securities of such series on the dates such installments of interest or principal and premium are due;

          (2) if the Debt Securities of such series are then listed on the New York Stock Exchange, the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that such covenant defeasance would not cause such Debt Securities to be delisted;

          (3) no Event of Default or Default or event (including such deposit), that, with notice or lapse of time, or both, would become an Event of Default or Default with respect to the Debt Securities of such series shall have occurred and be continuing on the date of such deposit;

          (4) the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that Holders of the Debt Securities of such series will not recognize income, gain or loss for United States Federal income tax purposes as a result of such covenant defeasance;

          (5) the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that such deposit and related covenant defeasance will not cause Holders of the Debt Securities of such series, other than Holders who are or who are deemed to be residents of the United Kingdom or use or hold or are deemed to use or hold their Debt Securities in carrying on a business in the United Kingdom, to recognize income, gain or loss for United Kingdom income tax purposes, and to the effect that payments out of the trust fund will be free and exempt from any and all withholding and other income taxes of whatever nature of the United Kingdom or any political subdivision thereof or therein having power to tax, except in the case of Debt Securities beneficially owned (a) by a person who is or is deemed to be a resident off the United Kingdom or (b) by a Person who uses or holds or is deemed to use or hold such Debt Securities in carrying on a business in the United Kingdom; and

          (6) the Company shall have delivered to the Trustee an Officer's Certificate stating that all conditions precedent relating to the covenant defeasance have been complied with.

          "U.S. Government Obligations" means securities that are (i) direct obligations of the United States for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States, that, in either case under clauses (i) or (ii), are not callable or redeemable at the option of the issuer thereof, and shall also include a depositary receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligation or a specific payment of interest on or principal of any such U.S. Government Obligation held by such custodian for the account of the holder of a depositary receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of interest on or principal of the U.S. Government Obligation evidenced by such depositary receipt.

          SECTION 14.03. Deposited Moneys and U.S. Government Obligations to be Held in Trust. All moneys and U.S. Government Obligations deposited with the Trustee pursuant to Section 14.02 in respect of Debt Securities of a series shall be held in trust and applied by it, in accordance with the provisions of such Debt Securities and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Holders of such Debt Securities, of all sums due and to become due thereon for principal (and premium, if any) and interest, if any, but such money need not be segregated from other funds except to the extent required by law.

          SECTION 14.04. Repayment to Company. The Trustee and any Paying Agent shall promptly pay or return to the Company upon Company Request any moneys or U.S. Government Obligations held by them at any time that are not required for the payment of the principal of (and premium, if any) and interest on the Debt Securities of any series for which money or U.S. Government Obligations have been deposited pursuant to Section 14.02.

          The provisions of the last paragraph of Section 10.03 shall apply to any money held by the Trustee or any Paying Agent under this Article that remains unclaimed for two years after the Maturity of any series of Debt Securities for which money or U.S. Government Obligations have been deposited pursuant to Section 14.02.

          SECTION 14.05. Indemnity for U.S. Government Obligations. The Company shall pay and shall indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the deposited U.S. Government Obligations or the principal or interest received on such U.S. Government Obligations.

                                ARTICLE FIFTEEN

                     MEETINGS OF HOLDERS OF DEBT SECURITIES


          SECTION 15.01. Rules by Trustee, Paying Agent and Registrar. The Trustee may make reasonable rules for action by, or a meeting of, Holders. The Registrar and the Paying Agent may make reasonable rules for their functions.

          This instrument may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.


          IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed as of the day and year first above written.

                         HSBC HOLDINGS PLC
                         as Issuer


                       By  /s/  DOUGLAS J. FLINT
                          --------------------------
                           Douglas J. Flint


                         The Bank of New York
                         as Trustee


                         By /s/ SUNJEEVE PATEL
                           -------------------------
                           Sunjeeve Patel, AVP


                         HSBC Bank USA
                         as Paying Agent


                         By /s/ FRANK GODINO
                           -------------------------
                           Frank Godino


                         HSBC Bank USA
                         as Registrar


                         By /s/ FRANK GODINO
                           -------------------------
                           Frank Godino


                         HSBC Bank USA
                         as Exchange Rate Agent


                         By /s/ FRANK GODINO
                           -------------------------
                           Frank Godino


Attest:                 By /s/ GLORIA ALLI
                           -------------------------
                           Gloria Alli
                           Corporate Trust Officer

                                                                       EXHIBIT A


 Form of Certification to be Given by Person Entitled to Receive Bearer Security


                                   CERTIFICATE

                                HSBC Holdings plc


                           [Title of Debt Securities]
                             (the "Debt Securities")

         This is to certify that, as of the date hereof, principal amount of the above-captioned Debt Securities (i) is owned by persons that are not citizens or residents of the United States, domestic partnerships, domestic corporations or any estate or trust the income of which is subject to United States Federal income taxation regardless of its source ("United States persons"), (ii) is owned by United States persons that are (a) foreign branches of United States financial institutions (as defined in U.S. Treasury Regulations Section 1.165-12(c) (1) (v)) ("financial institutions") purchasing for their own account or for resale, or (b) United States persons who acquired the Securities through foreign branches of the United States financial institutions and who hold the Debt Securities through such United States financial institutions on the date hereof (and in either case (a) or (b), each such United States financial institution has agreed, on its own behalf or through its agent, that we may advise the Issuer or the Issuer's agent that it will comply with the requirements of Section 165 (j) (3) (A), (B) or (C) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder), or (iii) is owned by United States or foreign financial institutions for purposes of resale during the restricted period (as defined in U.S. Treasury Regulations Section 1.163-5(c) (2) (i) (D) (7)), and to the further effect that United States or foreign financial institutions described in clause (iii) above (whether or not also described in clause (i) or (ii)) have certified that they have not acquired the Securities for purposes of resale directly or indirectly to a United States person or to a person within the United States or its possessions.

         If this certificate is being provided by a clearing organization, it is based on statements provided to it by its member organizations. In such event, we further certify (i) that we are not making available herewith for exchange (or, if relevant, exercise of any rights or collection of any interest) any Debt Securities excepted in such certifications and (ii) that as of the date hereof we have not received any notification from any of our member organizations to the effect that the statements made by such member organizations with respect to any Debt Securities submitted herewith for exchange (or, if relevant, exercise of any rights or collection of any interest) are no longer true and cannot be relied upon as the date hereof.

         We understand that this certification is required in connection with certain tax laws of the United States. In connection therewith, if administrative or legal proceedings are commenced or threatened in connection with which this certification is or would be relevant, we irrevocably authorize you to produce this certification to any interested party in such proceedings.


Dated:                                   , 20   (1)
      ----------------------------------     --


                                    --------------------------------------------


--------
1 To be dated as of the date of delivery of a Bearer Security (other than a temporary Global Security) or, if earlier, the date on which interest is first paid, as more fully set forth in Sections 303 and 304 of the Indenture.

                                                                       Exhibit B


                     Form of election to receive payments in
                     [Dollars or other applicable currency]
                           or to rescind such election


          The undersigned, registered owner of certificate number R- , representing [name of series of Debt Securities] (the " Debt Securities") in an aggregate principal amount of , hereby

          G elects to receive all payments in respect of the Debt Securities in [Dollars or other applicable currency], it being understood that such election shall take effect as provided in the Debt Securities and, subject to the terms and conditions set forth in the indenture under which the Debt Securities were issued, shall remain in effect until it is rescinded by the undersigned or until such certificate is transferred.

          G rescinds the election previously submitted by the undersigned to receive all payments in respect of the Debt Securities in [Dollars or other applicable currency], it being understood that such rescission shall take effect as provided in the Debt Securities.



                         (Name of Owner)



                              (Signature of Owner)

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               HSBC Holdings plc

                                               By:  /s/ DOUGLAS FLINT
                                                    ----------------------------

                                               Name:  D J Flint
                                               Title: Group Finance Director

Dated:  December 12, 2002